      As filed with the Securities and Exchange Commission on DECEMBER 16, 2002.

                                                    Registration No. 333 -100664


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         [PRE-EFFECTIVE AMENDMENT NO. 1]

     THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B
                              (Exact name of trust)

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of depositor)

                        100 Summit Lake Drive, 2nd Floor
                               Valhalla, NY 10595
              (Address of depositor's principal executive offices)

                               James D. Gallagher
                                    President

              The Manufacturers Life Insurance Company of New York
                        100 Summit Lake Drive, 2nd Floor

                               Valhalla, NY 10595
                     (Name and Address of Agent for Service)

                                    Copy to:
                                 J. Sumner Jones
                              Jones & Blouch, L.L.P
                        1025 Thomas Jefferson Street, N.W
                           Washington, D.C. 20007-0805
                                ----------------

Title of Securities Being Registered: Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

Form N-8B-2
Item No.    Caption in Prospectus

1 -----     Cover Page; General Information About The Manufacturers Life
            Insurance Company of New York, The Manufacturers Life Insurance
            Company of New York Separate Account B and Manufacturers Investment
            Trust
2 -----     Cover Page; General Information About The Manufacturers Life
            Insurance Company of New York, The Manufacturers Life Insurance
            Company of New York Separate Account B and Manufacturers Investment
            Trust
3 -----     *
4 -----     Miscellaneous Matters (Distribution of the Policy)
5 -----     General Information About The Manufacturers Life Insurance Company
            of New York, The Manufacturers Life Insurance Company of New York
            Separate Account B and Manufacturers Investment Trust
6 -----     General Information About The Manufacturers Life Insurance Company
            of New York, The Manufacturers Life Insurance Company of New York
            Separate Account B and Manufacturers Investment Trust
7 -----     *
8 -----     *
9 -----     Miscellaneous Matters (Pending Litigation)
10 -----    Detailed Information About The Policies
11 -----    General Information About The Manufacturers Life Insurance Company
            of New York, The Manufacturers Life Insurance Company of New York
            Separate Account B and Manufacturers Investment Trust
12 -----    General Information About The Manufacturers Life Insurance Company
            of New York, The Manufacturers Life Insurance Company of New York
            Separate Account B and Manufacturers Investment Trust
13 -----    Detailed Information About The Policies (Charges and Deductions)
14 -----    Detailed Information About the Policies (Premium Provisions --
            Policy Issue and Initial Premium); Miscellaneous Matters
            (Responsibilities Assumed By The Manufacturers Life Insurance
            Company of New York)
15 -----    Detailed Information About The Policies (Premium Provisions --
            Policy Issue and Initial Premium)
16 -----    General Information About The Manufacturers Life Insurance Company
            of New York, The Manufacturers Life Insurance Company of New York
            Separate Account B and Manufacturers Investment Trust
17 -----    Detailed Information About The Policies (Policy Values -- Partial
            Withdrawals and Surrenders); OtherProvisions -- Payment of Proceeds)
18 -----    General Information About The Manufacturers Life Insurance Company
            of New York, The Manufacturers Life Insurance Company of New York
            Separate Account B and Manufacturers Investment Trust
19 -----    Detailed Information About The Policies (Other Provisions -- Reports
            To Policyowners); Miscellaneous Matters (Responsibilities Assumed By
            The Manufacturers Life Insurance Company of New York)
20 -----    General Information About The Manufacturers Life Insurance Company
            of New York, The Manufacturers Life Insurance Company of New York
            Separate Account B and Manufacturers Investment Trust; Miscellaneous
            Matters (Responsibilities Assumed By The Manufacturers Life
            Insurance Company of New York)
21 -----    Detailed Information About The Policies (Policy Values -- Policy
            Loans)
22 -----    *
23 -----    **
24 -----    Detailed Information About the Policies (Other General Policy
            Provisions)
25 -----    General Information About The Manufacturers Life Insurance Company
            of New York, The Manufacturers Life Insurance Company of New York
            Separate Account B and Manufacturers Investment Trust
26 -----    *
27 -----    General Information About The Manufacturers Life Insurance Company
            of New York, The Manufacturers Life Insurance Company of New York
            Separate Account B and Manufacturers Investment Trust
28 -----    Miscellaneous Matters (Directors And Officers of The Manufacturers
            Life Insurance Company of New York)
29 -----    General Information About The Manufacturers Life Insurance Company
            of New York, The Manufacturers Life Insurance Company of New York
            Separate Account B and Manufacturers Investment Trust
30 -----    *
31 -----    *
32 -----    *
33 -----    *
34 -----    *
35 -----    Miscellaneous Matters (State Regulations)
36 -----    *
37 -----    *
38 -----    Miscellaneous Matters (Distribution of the Policy; Responsibilities
            Assumed By The Manufacturers Life Insurance Company of New York)
39 -----    Miscellaneous Matters (Distribution of the Policy)
40 -----    *
41(a)---    Miscellaneous Matters (Distribution of the Policy)
41(b)---    **
41(c)---    **
42 -----    *
43 -----    *
44 -----    Detailed Information About The Policies (Policy Values -- Policy
            Value)
45 -----    *
46 -----    Detailed Information About The Policies (Policy Values -- Partial
            Withdrawals and Surrenders; Other Provisions -- Payment of Proceeds)
47 -----    General Information About The Manufacturers Life Insurance Company
            of New York, The Manufacturers Life Insurance Company of New York
            Separate Account B and Manufacturers Investment Trust
48 -----    *
49 -----    *
50 -----    *
51 -----    Detailed Information About The Policies
52 -----    Detailed Information About The Policies (Miscellaneous Matters --
            Portfolio Share Substitution)

53 -----    **
54 -----    *
55 -----    *
56 -----    *
57 -----    *
58 -----    *
59 -----    Financial Statements

* Omitted since answer is negative or item is not applicable.
** Omitted.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

     PROSPECTUS

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT B

                            VENTURE SURVIVORSHIP VUL
          FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY

This prospectus describes Survivorship VUL, a flexible premium survivorship variable universal life insurance policy (the "Policy"). The Policy is offered by The Manufacturers Life Insurance Company of New York (the "Company" or "Manulife New York"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life") based in Toronto, Canada. Manulife Financial Corporation ("MFC") is the holding company of Manufacturers Life and its subsidiaries, collectively known as Manulife Financial.

The Policy is designed to provide lifetime insurance protection together with flexibility as to the timing and amount of premium payments, the investments underlying the Policy Value, and the amount of insurance coverage. This flexibility allows the policyowner to pay premiums and to adjust insurance coverage in light of his or her current financial circumstances and insurance needs.

The Policy provides for:

      (1) a Net Cash Surrender Value that can be obtained by surrendering the Policy;

      (2)   policy loans and partial withdrawals; and

      (3) an insurance benefit payable at the death of the last-to-die of the Lives Insured.

Unless the No-Lapse Guarantee is in effect, the Policy will remain in force so long as the Net Cash Surrender Value is sufficient to cover charges assessed against the Policy. If the No-Lapse Guarantee is in effect, the Policy will remain in force as long as the No-Lapse Guarantee Cumulative Premium Test has been met.

Policy Value may accumulate on a fixed basis or may vary with the investment performance of the sub-accounts of The Manufacturers Life Insurance Company of New York's Separate Account B (the "Separate Account"), to which the policyowner allocates net premiums. The assets of each sub-account will be used to purchase Series I shares (formerly referred to as "Class A shares") of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and its corresponding statement of additional information, describe the investment objectives of the Portfolios. The Portfolios available for allocation of Net Premiums are shown in the Policy Summary under "Investment Options and Investment Advisers." Manulife New York may add other sub-accounts and Portfolios in the future.

BECAUSE OF THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. ALSO, PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission ("SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THESE POLICIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC. NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  Home Office:
              The Manufacturers Life Insurance Company of New York
                              100 Summit Lake Drive
                                  Second Floor
                               Valhalla, NY 10595

                         Service Office Mailing Address:
              The Manufacturers Life Insurance Company of New York
                                  P.O. Box 633
                             Niagara Square Station
                          Buffalo, New York 14201--0633
                            Telephone: 1-888-267-7784


                The date of this Prospectus is [[_____, 2002] ].

TABLE OF CONTENTS

POLICY SUMMARY...................................................................................................          6
   General.......................................................................................................          6
   Death Benefits................................................................................................          6
   Premiums......................................................................................................          6
   Policy Value..................................................................................................          6
   Policy Loans..................................................................................................          6
   Surrender and Partial Withdrawals.............................................................................          6
   Lapse and Reinstatement.......................................................................................          6
   Charges and Deductions........................................................................................          7
   Investment Options and Investment Advisers....................................................................          7
   Investment Management Fees and Expenses.......................................................................          7
   Table of Charges and Deductions...............................................................................          7
   Table of Investment Management Fees and Expenses..............................................................          8
TRUST ANNUAL EXPENSES (SERIES I SHARES (FORMERLY REFERRED TO AS "CLASS A SHARES")................................          8
   Table of Investment Options and Investment Subadvisers........................................................         10
GENERAL INFORMATION ABOUT MANULIFE NEW YORK, THE SEPARATE ACCOUNT AND THE TRUST..................................         12
   Manulife New York.............................................................................................         12
   The Separate Account..........................................................................................         12
   The Trust.....................................................................................................         13
   Investment Objectives of the Portfolios.......................................................................         13
ISSUING A POLICY.................................................................................................         17
   Requirements..................................................................................................         17
   Minimum Initial Face Amount...................................................................................         17
   Temporary Insurance Agreement.................................................................................         18
   Right to Examine the Policy...................................................................................         18
DEATH BENEFITS...................................................................................................         18
   Life Insurance Qualification..................................................................................         18
   Death Benefit Options.........................................................................................         19
   Changing the Face Amount......................................................................................         20
PREMIUM PAYMENTS.................................................................................................         20
   Initial Premiums..............................................................................................         20
   Subsequent Premiums...........................................................................................         21
   Maximum Premium Limitation....................................................................................         21
   Premium Allocation............................................................................................         21
CHARGES AND DEDUCTIONS...........................................................................................         21
   Premium Charge................................................................................................         21
   Surrender Charges.............................................................................................         21
   Monthly Charges...............................................................................................         23
   Charges for Transfers.........................................................................................         25
   Reduction in Charges..........................................................................................         25
SPECIAL PROVISIONS FOR EXCHANGES.................................................................................         25
COMPANY TAX CONSIDERATIONS.......................................................................................         25
POLICY VALUE.....................................................................................................         25
   Determination of the Policy Value.............................................................................         25
   Units and Unit Values.........................................................................................         26
   Transfers of Policy Value.....................................................................................         26
POLICY LOANS.....................................................................................................         27
   Effect of Policy Loan.........................................................................................         27
   Interest Charged on Policy Loans..............................................................................         27
   Loan Account..................................................................................................         28
POLICY SURRENDER AND PARTIAL WITHDRAWALS.........................................................................         28
   Policy Surrender..............................................................................................         28
   Partial Withdrawals...........................................................................................         28
LAPSE AND REINSTATEMENT..........................................................................................         29
   Lapse.........................................................................................................         29
   No-Lapse Guarantee............................................................................................         29
   No-Lapse Guarantee Cumulative Premium Test....................................................................         29
   Reinstatement.................................................................................................         29
   Termination and Maturity Benefit..............................................................................         30

THE GENERAL ACCOUNT..............................................................................................         30
   Fixed Account.................................................................................................         30
OTHER PROVISIONS OF THE POLICY...................................................................................         31
   Policyowner Rights............................................................................................         31
   Beneficiary...................................................................................................         31
   Incontestability..............................................................................................         31
   Misstatement of Age or Sex....................................................................................         32
   Suicide Exclusion.............................................................................................         32
   Supplementary Benefits........................................................................................         32
   Conversion Privilege..........................................................................................         32
TAX TREATMENT OF THE POLICY......................................................................................         32
   Life Insurance Qualification..................................................................................         33
   Tax Treatment of Policy Benefits..............................................................................         34
   Alternative Minimum Tax.......................................................................................         37
   Income Tax Reporting..........................................................................................         37
OTHER INFORMATION................................................................................................         37
   Return of Premium Death Benefit...............................................................................         37
   Payment of Proceeds...........................................................................................         37
   Reports to Policyowners.......................................................................................         37
   Distribution of the Policies..................................................................................         37
   Responsibilities of Manulife New York, Manulife USA and Manulife Financial Securities.........................         38
   Voting Rights.................................................................................................         38
   Substitution of Portfolio Shares..............................................................................         38
   Records and Accounts..........................................................................................         39
   State Regulations.............................................................................................         39
   Litigation....................................................................................................         39
   Independent Auditors..........................................................................................         39
   Further Information...........................................................................................         39
   Directors and Officers........................................................................................         39
   Illustrations.................................................................................................         41
   Financial Statements..........................................................................................         41
APPENDIX A:  DEFINITIONS.........................................................................................        A-1
APPENDIX A:  SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS.....................        B-1
APPENDIX B:  AUDITED FINANCIAL STATEMENTS........................................................................        C-1



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST.


Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

POLICY SUMMARY

GENERAL

The Policy is a flexible premium survivorship variable universal life insurance policy. The following summary is intended to provide a general description of the most important features of the Policy. It is not comprehensive and is qualified in its entirety by the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage.

DEATH BENEFITS

The Policy provides a death benefit in the event of the death of the last-to-die of the Lives Insured. There are two death benefit options. Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit. Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit. The policyowner may change the death benefit option and increase or decrease the Face Amount.


RETURN OF PREMIUM RIDER

The Policy may be issued with an optional Return of Premium Death Benefit rider if death benefit Option 1 is elected. This rider provides an additional death benefit payable upon death of the last-to-die of the Lives Insured after the Company receives due proof of death. The Return of Premium Death Benefit is calculated as follows:


The return of premium rider death benefit is equal to the initial premium. Any subsequent premiums will increase the death benefit at the time of the premium payment by the amount of the premium. Any partial withdrawal will reduce the death benefit at the time of withdrawal by an amount equal to the withdrawal plus any applicable Surrender Charge (except that the rider death benefit will not be reduced to less than zero). The Return of Premium rider is not protected by the No Lapse Guarantee after the second Policy Year.



PREMIUMS

Premium payments may be made at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to the policyowner's instructions, to one or more of the general account and the sub-accounts of Manulife New York's Separate Account B. The policyowner may change allocation instructions at any time and may make transfers among the accounts.

POLICY VALUE

The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which the policyowner has allocated premiums. The policyowner may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal, or by full surrender of the Policy.

POLICY LOANS

The policyowner may borrow against the Cash Surrender Value of the Policy. Loan interest at a rate of 5.25% is due and payable in arrears on each Policy Anniversary. All outstanding Policy Debt will be deducted from proceeds payable at the insured's death, or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS

The policyowner may make a partial withdrawal of the Policy Value. A partial withdrawal may result in a reduction in the Face Amount of the Policy and an assessment of a portion of the surrender charges to which the Policy is subject.

A Policy may be surrendered for its Net Cash Surrender Value at any time while the Life Insured is living. The Net Cash Surrender Value is equal to the Policy Value less Surrender Charges and outstanding Monthly Deductions due minus the Policy Debt.

LAPSE AND REINSTATEMENT

Unless the No-Lapse Guarantee is in effect, a Policy will lapse (and terminate without value) when the Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without an adequate payment being made by the policyowner. If the No-Lapse Guarantee is in effect, the Policy will lapse if the No-Lapse Guarantee Cumulative Premium Test (see definition) has not been met.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A lapsed Policy may be reinstated by the policyowner at any time within the five year period following lapse provided none of the Lives Insured dies after the policy termination and the Policy was not surrendered for its Net Cash Surrender Value. Evidence of insurability is required, along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS

The Company assesses certain charges and deductions in connection with the Policy. These include: (i) charges assessed monthly for mortality and expense risks, cost of insurance, administration expenses, (ii) charges deducted from premiums paid (iii) and charges assessed on surrender or lapse. These charges are summarized in the Table of Charges and Deductions.

In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS

The policyowner may allocate Net Premiums to the general account or to one or more of the sub-accounts of Manulife New York's Separate Account B. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940. The Trust also employs subadvisers. The Table of Investment Options and Investment Advisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations. Please discuss this matter with your financial adviser.

INVESTMENT MANAGEMENT FEES AND EXPENSES

The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS


Premium Charge          15% of each premium paid for the first 10 Policy Years.



Surrender Charges       A Surrender Charge is applicable during the first 15
                        Policy Years. The Surrender Charge is determined by the following formula:


                        Surrender Charge = (Surrender Charge Rate) X (Face Amount Associated with the Surrender Charge / 1000) X (Grading Percentage)

                        The Grading Percentage is based on the issue age of the youngest insured and the policy year in which the transaction causing the assessment of the charge occurs and is set forth in the table under "Charges and Deductions - Surrender Charges."

                        The Surrender Charge Rate is calculated as follows:


                        Surrender Charge Rate = (8.5) + (82.5%) X (Surrender Charge Premium)


                                 The Surrender Charge Premium is the Surrender Charge Premium Limit specified in the Policy divided by 1000.

                        The maximum Surrender Charge for any Policy per $1000 of Face Amount is $00. A portion of this charge may be assessed on a partial withdrawal, as set forth under "Charges and Deductions - Surrender Charges on a Partial Withdrawal."



Monthly Deductions      An administration charge of $0.175] per $1,000 of
                        current face amount per policy month will be deducted in the first policy year.



                        The cost of insurance charge. (The maximum cost of insurance charge is $83.33 per $1000 Face Amount.)


                        Any additional charges for supplementary benefits.

                        A mortality and expense risks charge. This charge varies by Policy Year as follows:


                                                     Guaranteed      Equivalent Annual Mortality and Expense
                                 Policy Years          Monthly                     Risk Charge
                                                    Mortality and
                                                    Expense Risks
                                                       Charge
                                     1-15              0.100%                         1.20%
                                      16+              0.025%                         0.30%


                        All of the above charges are deducted from the Net Policy Value.



Loan Charges            A fixed loan interest rate of 5.25%. Interest credited
                        to amounts in the Loan Account will be equal to the 4% rate charged to the loan less the current (and maximum loan spread of 1.25%.


Transfer Charge         A charge of $25 per transfer for each transfer in excess
                        of 12 in a Policy Year.


TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

        TRUST ANNUAL EXPENSES (SERIES I SHARES (FORMERLY REFERRED TO AS
                               "CLASS A SHARES")

     (as a percentage of Trust average net assets for the fiscal year ended
                               December 31, 2001)


                                                                                                  TOTAL TRUST
                                                                SERIES I     OTHER EXPENSES     ANNUAL EXPENSES
                                             MANAGEMENT        RULE 12B-1    (AFTER EXPENSE     (AFTER EXPENSE
            TRUST PORTFOLIO                     FEES            FEES (G)     REIMBURSEMENT)     REIMBURSEMENT)
            ---------------                     ----            --------     --------------     --------------
            Internet Technologies            1.000%              0.150%        0.110%             1.26%
            Pacific Rim Emerging Markets     0.700%              0.150%        0.380%             1.23%
            Telecommunications               0.950%              0.150%        0.340%             1.44%(A)
            Science & Technology             0.916%(D)           0.150%        0.060%             1.13%
            International Small Cap          0.950%              0.150%        0.500%             1.60%
            Health Sciences                  0.942%(D)           0.150%        0.350%             1.44%(A)
            Aggressive Growth                0.850%              0.150%        0.070%             1.07%
            Emerging Small Company           0.900%              0.150%        0.070%             1.12%
            Small Company Blend              0.900%              0.150%        0.120%             1.17%
            Dynamic Growth                   0.850%              0.150%        0.080%             1.08%
            Mid Cap Growth                   0.850%              0.150%        0.390%             1.39%(A)
            Mid Cap Opportunities            0.850%              0.150%        0.440%             1.44%(A)
            Mid Cap Stock                    0.775%              0.150%        0.080%             1.00%
            All Cap Growth                   0.785%              0.150%        0.060%             0.99%

                                                                                                  TOTAL TRUST
                                                                SERIES I     OTHER EXPENSES     ANNUAL EXPENSES
                                             MANAGEMENT        RULE 12B-1    (AFTER EXPENSE     (AFTER EXPENSE
            TRUST PORTFOLIO                     FEES            FEES (G)     REIMBURSEMENT)     REIMBURSEMENT)
            ---------------                     ----            --------     --------------     --------------
            Financial Services               0.800%              0.150%        0.260%             1.21%(A)
            Overseas                         0.800%              0.150%        0.150%             1.10%
            International Stock              0.838%(D)           0.150%        0.170%             1.16%
            International Value              0.850%              0.150%        0.150%             1.15%
            Capital Appreciation             0.750%              0.150%        0.300%             1.20%
            Strategic Opportunities          0.700%              0.150%        0.060%             0.91%
            Quantitative Mid Cap             0.650%              0.150%        0.100%             0.90%(A)
            Global Equity                    0.750%              0.150%        0.110%             1.01%
            Strategic Growth                 0.750%              0.150%        0.200%             1.10%(A)
            All Cap Core                     0.697%              0.150%        0.060%             0.91%
            Large Cap Growth                 0.750%              0.150%        0.080%             0.98%
            All Cap Value                    0.800%              0.150%        0.470%             1.42%(A)
            Capital Opportunities            0.750%              0.150%        0.560%(G)          1.46%(A)(F)
            Quantitative Equity              0.599%              0.150%        0.060%             0.81%
            Blue Chip Growth                 0.702%(D)           0.150%        0.060%             0.91%
            Utilities                        0.750%              0.150%        0.610%(G)          1.51%(A)(F)
            Real Estate Securities           0.645%              0.150%        0.070%             0.87%
            Small Company Value              0.891%(D)           0.150%        0.110%             1.15%
            Mid Cap Value                    0.800%              0.150%        0.200%             1.15%(A)
            Value                            0.642%              0.150%        0.060%             0.85%
            Tactical Allocation              0.750%              0.150%        0.400%             1.30%
            Fundamental Value                0.798%              0.150%        0.120%             1.07%(A)
            Growth & Income                  0.529%              0.150%        0.050%             0.73%
            U.S. Large Cap Value             0.725%              0.150%        0.050%             0.93%
            Equity-Income                    0.711%(D)           0.150%        0.050%             0.91%
            Income & Value                   0.650%              0.150%        0.070%             0.87%
            Balanced                         0.563%              0.150%        0.100%             0.81%
            High Yield                       0.625%              0.150%        0.060%             0.84%
            Strategic Bond                   0.625%              0.150%        0.080%             0.86%
            Global Bond                      0.600%              0.150%        0.220%             0.97%
            Total Return                     0.600%              0.150%        0.060%             0.81%
            Investment Quality Bond          0.500%              0.150%        0.090%             0.74%
            Diversified Bond                 0.600%              0.150%        0.070%             0.82%
            U.S. Government Securities       0.550%              0.150%        0.060%             0.76%
            Money Market                     0.350%              0.150%        0.050%             0.55%
            Small Cap Index(E)               0.375%              0.150%        0.075%             0.60%
            International Index(E)           0.400%              0.150%        0.050%             0.60%
            Mid Cap Index(E)                 0.375%              0.150%        0.075%             0.60%
            Total Stock Market Index(E)      0.375%              0.150%        0.060%             0.59%
            500 Index(E)                     0.375%              0.150%        0.050%             0.57%
            Lifestyle Aggressive 1000        0.065%              0.000%        1.081%            1.146%(B)(C)
            Lifestyle Growth 820             0.054%              0.000%        0.998%            1.052%(B)(C)
            Lifestyle Balanced 640           0.054%              0.000%        0.914%            0.968%(B)(C)
            Lifestyle Moderate 460           0.062%              0.000%        0.823%            0.885%(B)(C)
            Lifestyle Conservative 280       0.069%              0.000%        0.790%            0.859%(B)(C)


      (A) Annualized; For the period April 30, 2001 (commencement of operations) to December 31, 2001.

      (B) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

            If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.

            This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2001) as noted in the chart below:


                                                                                                        TOTAL TRUST
                                                      MANAGEMENT            RULE            OTHER         ANNUAL
                      TRUST PORTFOLIO                    FEES            12B-1 FEES       EXPENSES       EXPENSES
                      ---------------                    ----            ----------       --------       --------
                      Lifestyle Aggressive 1000         0.065%             0.000%          1.106%         1.171%

                      Lifestyle Growth 820              0.054%             0.000%          1.013%         1.067%

                      Lifestyle Balanced 640            0.054%             0.000%          0.929%         0.983%

                      Lifestyle Moderate 460            0.062%             0.000%          0.848%         0.910%

                      Lifestyle Conservative 280        0.069%             0.000%          0.815%         0.844%


      (C) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (B) above.

      (D) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

                                                                                  FEE REDUCTION
                   COMBINED ASSET LEVELS                               (AS A PERCENTAGE OF THE ADVISORY FEE
                   ---------------------                               ------------------------------------
                   First $750 million                                                  0.00%
                   Between $750 million and $1.5 billion                               5.00%
                   Between $1.5 billion and $3.0 billion                               7.50%
                   Over $3.0 billion                                                  10.00%

            The fee reductions are applied to the advisory fees of each of the six portfolios. (However, in the case of the Small Company Value Trust, the fee reduction will be reduced by 0.05% of the first $500 million in net assets.) This voluntary fee waiver may be terminated at any time by the adviser. As of December 31, 2001, the combined asset level for all six portfolios was approximately $4.097 billion resulting in a fee reduction of 5.00%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.

      (E) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts:
            0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. For Series I shares, if such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.07% and 0.62%, respectively, for the International Index Trust, 0.075% and 0.60%, respectively, for the Small Cap Index Trust, and 0.075% and 0.60%, respectively, for the Mid Cap Index Trust and 0.060% and 0.59%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2002 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

      (F) For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Opportunities and Utilities Trusts, the Adviser reimbursed the portfolios for certain expenses for the year ended December 31, 2001. For Series I shares, if such expense reimbursement were reflected, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.500% and 1.40%, respectively, for the Capital Opportunities Trust and 0.500% and 1.40%, respectively for the Utilities Trust for the period April 30, 2001 (commencement of operations) to December 31 2001 (annualized). These voluntary expense reimbursements may be terminated at any time.

      (G) Effective January 1, 2002, the Trust implemented a Series I Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS


The Trust currently has the following subadvisers who manage the portfolios of the Trust which are investment options for this Policy, one of which is MFC Global Investment Management (U.S.A.) Limited. Both MSS and MFC Global Investment Management (U.S.A.) Limited are affiliates of ours.




         SUBADVISER                                                      PORTFOLIO
         A I M Capital Management, Inc.                                  All Cap Growth Trust
                                                                         Aggressive Growth Trust

         Capital Guardian Trust Company                                  Small Company Blend Trust
                                                                         U.S. Large Cap Value Trust
                                                                         Income & Value Trust
                                                                         Diversified Bond Trust

         Davis Advisers                                                  Financial Services Trust
                                                                         Fundamental Value Trust

         Deutsche Asset Management, Inc.                                 Real Estate Securities Trust
                                                                         Dynamic Growth Trust
                                                                         All Cap Core Trust
                                                                         Lifestyle Trusts (A)

         Deutsche Asset Management                                       International Stock Trust
         Investment Services Ltd.


         The Dreyfus Corporation                                         All Cap Value Trust

         Fidelity Management & Research Company                          Strategic Opportunities Trust
                                                                         Large Cap Growth Trust
                                                                         Overseas Trust

         Founders Asset Management LLC                                   International Small Cap Trust

         Franklin Advisers, Inc.                                         Emerging Small Company Trust

         INVESCO Funds Group, Inc.                                       Telecommunications Trust
                                                                         Mid Cap Growth Trust

         Jennison Associates LLC                                         Capital Appreciation Trust

         Lord, Abbett & Co.                                              Mid Cap Value Trust

         MFC Global Investment Management (U.S.A.) Limited               Pacific Rim Emerging Markets Trust
                                                                         Quantitative Equity Trust
                                                                         Quantitative Mid Cap Trust
                                                                         Money Market Trust
                                                                         Index Trusts
                                                                         Lifestyle Trusts (A)
                                                                         Balanced Trust

         Massachusetts Financial Services Company                        Strategic Growth Trust
                                                                         Capital Opportunities Trust

                                                                         Utilities Trust

         Miller Anderson(B)                                              Value Trust
                                                                         High Yield Trust

         Munder Capital Management                                       Internet Technologies Trust

         Pacific Investment Management Company                           Global Bond Trust
                                                                         Total Return Trust

         Putnam Investment Management, L.L.C.                            Mid Cap Opportunities Trust
                                                                         Global Equity Trust

         Salomon Brothers Asset Management Inc                           U.S. Government Securities Trust
                                                                         Strategic Bond Trust

         SUBADVISER                                                      PORTFOLIO
         T. Rowe Price Associates, Inc.                                  Science & Technology Trust
                                                                         Small Company Value Trust
                                                                         Health Sciences Trust
                                                                         Blue Chip Growth Trust
                                                                         Equity-Income Trust

         Templeton Investment Counsel, Inc.                              International Value Trust

         UBS Global Asset Management                                     Tactical Allocation Trust
         (formerly, Brinson Advisors, Inc.)

         Wellington Management Company, LLP                              Growth & Income Trust
                                                                         Investment Quality Bond Trust
                                                                         Mid Cap Stock Trust

         -----------------

         (A) Deutsche Asset Management, Inc. provides subadvisory consulting services to MFC Global Investment Management (U.S.A.) Limited regarding management of the Lifestyle Trusts.

         (B) Morgan Stanley Investment Management Inc. ("MSIM") is the sub-adviser to the Value Trust and the High Yield Trust. MSIM does business in certain instances (including its role as the sub-adviser to the Value Trust and the High Yield Trust) using the name "Miller Anderson". Prior to May 1, 2002, Morgan Stanley Investments LP, an affiliate of MSIM, (formerly, Miller Anderson & Sherrerd LLP) was the sub-adviser to the Value Trust and High Yield Trust.


GENERAL INFORMATION ABOUT MANULIFE NEW YORK, THE SEPARATE ACCOUNT AND THE TRUST

MANULIFE NEW YORK

We are a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. We are a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("MANULIFE USA"), a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan with its principal office located at 73 Tremont Street, Boston, Massachusetts 02108. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

The Manufacturers Life Insurance Company of New York's financial ratings are as follows:

         A++ A.M. Best

         Superior companies have a very strong ability to meet their obligations; 1st category of 16

         AA+ Fitch

         Very strong capacity to meet policyholder and contract obligations; 2st category of 22

         AA+ Standard & Poor's

         Very strong financial security characteristics; 2nd category of 21


These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to The Manufacturers Life Insurance Company of New York as a measure of the Company's ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT

The Company established The Manufacturers Life Insurance Company of New York Separate Account B ("Separate Account") on May 6, 1997, subject to approval by the Superintendent of Insurance of New York. The Separate Account holds assets that are segregated from all of Manulife New York's other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT

The Company is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Separate Account without regard to the other income, gains, or losses of the Company. The Company will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable life insurance policies are general corporate obligations of the Company.

REGISTRATION

The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife New York.

THE TRUST

Each sub-account of the Separate Account will only purchase Series I shares (formerly referred to as "Class A shares") of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the Trust portfolios, except the Lifestyle Trusts, are subject to a Rule 12b-1 fee of .15% of a portfolio's Series I net assets. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manulife New York to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manulife New York may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS

The Portfolios of the Trust available under the Policies are as follows:

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing, under normal market condition, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1.5 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Growth Index* ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.


The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in stocks and other equity securities of medium-sized U.S. companies with strong growth potential.


The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2.5 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. mid-size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities of mid-size companies with significant capital appreciation potential.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset,s under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% (80% after July 31, 2002) of the portfolio's net assets (plus any borrowings for investment purposes) are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs)). The portfolio expects to invest primarily in equity securities.


The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in stocks and other securities with equity characteristics of companies located in the developed countries that makeup the MSCI EAFE Index.


The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its total assets (plus any borrowings for investment purposes) in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The ALL CAP CORE TRUST (formerly, "Growth Trust) seeks long-term growth of capital by investing primarily common stocks and other equity securities within all asset classes (small, mid and large cap) primarily those within the Russell 3000 Index.

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing, under normal market conditions, at least 80% of the portfolio's total assets in the common stocks of large and medium-sized blue chip growth companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of real estate investment trusts ("REITS") and real estate companies.

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing in a diversified portfolio of investment grade bonds and tends to focus its investment on corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" and "Russell 2000(R) Growth" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.


ISSUING A POLICY

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. The Company will not issue a Policy until the underwriting process has been completed to its satisfaction.


Policies may be issued on a basis which does not take into account the insured's sex and/or smoking status, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 20 through 90.


Each Policy is issued with a Policy Date, an Effective Date and an Issue Date (see Definitions). The Issue Date is the date from which the Suicide and Validity provisions of the Policy are determined and is the expected date of actual delivery of the Policy to the policyowner. The Effective Date is the date on which the first monthly deductions are taken, and is the date on which the underwriters approve the Policy issuance. The Policy Date is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, is the date from which charges for the first monthly deduction are calculated, and is the date from which Policy Years, Policy Months and Policy Anniversaries are determined.

If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:

(i) the Policy Date and the Effective Date will be the date the Company receives the check at its Service Office, and;

(ii)     the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Issue Date and the policyowner must be in good health on the date the initial premium is received. If the premium is not paid or the application is rejected, the Policy will be canceled and any partial premium paid will be returned to the applicant.

MINIMUM INITIAL FACE AMOUNT

Manulife New York will generally issue a Policy only if it has a Face Amount of at least $250,000.

BACKDATING A POLICY

Under limited circumstances, we may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated more than six months before the date of the application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio.

TEMPORARY INSURANCE AGREEMENT

In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $5,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis. This means that any benefits under such temporary coverage will only be paid if the Lives Insured meet the Company's usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.

RIGHT TO EXAMINE THE POLICY

A Policy may be returned for a refund of the premium within 10 days after it is received. This ten day period is known as the "free look" period. The Policy can be mailed or delivered to the Manulife New York agent who sold it or to the Manulife New York Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, Manulife New York will refund any premium paid. Manulife New York reserves the right to delay the refund of any premium paid by check until the check has cleared.

If the Policy is purchased in connection with a replacement of an existing policy (as defined below), the policyowner may also cancel the Policy by returning it to the Service Office or the Manulife New York agent who sold it at any time within 60 days after receipt of the Policy. Within 10 days of receipt of the Policy by Manulife New York, it will pay the policyowner the Policy Value, computed at the end of the valuation period during which the Policy is received by Manulife New York. In the case of a replacement of a policy issued by a New York insurance company, the policyowner may have the right to reinstate the prior policy. The policyowner should consult with his or her attorney or the Manulife New York agent regarding this matter prior to purchasing the new Policy.

Replacement of an existing life insurance policy generally is defined as the purchase of a new life insurance policy in connection with (a) the lapse, surrender or change of, or borrowing from, an existing life insurance policy or
(b) the assignment to a new issuer or an existing life insurance policy. This description, however, does not necessarily cover all situations which could be considered a replacement of an existing life insurance policy. Therefore, a policyowner should consult with his or her attorney or Manulife New York agent regarding whether the purchase of a new life insurance policy is a replacement of an existing life insurance policy.

If you request an increase in face amount which results in new surrender charges, you will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. You may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

DEATH BENEFITS

If the Policy is in force at the time of the death of the last-to-die of the Lives Insured, the Company will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless the beneficiary and the Company agree to another form of settlement option. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the Life Insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.

LIFE INSURANCE QUALIFICATION

This product uses the Guideline Premium Test to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended.

GUIDELINE PREMIUM TEST

The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below).

Changes to the Policy may affect the maximum amount of premiums, such as:

         -        A change in the policy's Face Amount.

         -        A change in the death benefit option.

         -        Partial Withdrawals.

         -        Addition or deletion of supplementary benefits.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company will require the policyowner to take a partial withdrawal. In addition, these changes could reduce the future premium limitations.

MINIMUM DEATH BENEFIT

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the youngest of the Lives Insured, or the Attained Age such person would have reached if living. The Minimum Death Benefit Percentages are shown in the Table of Minimum Death Benefit Percentages.


                   TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES

                  Attained Age           Applicable Percentage
                  ------------           ---------------------
                  40 and under                    250%
                       45                         215%
                       50                         185%
                       55                         150%
                       60                         130%
                       65                         120%
                       70                         115%
                       75                         105%
                       90                         105%
                  95 and above                    100%

To determine the Applicable Percentage in the above table, use the Attained Age of the youngest of the Lives Insured, or the Attained Age such person would have reached if living. For ages not shown, the Applicable Percentage can be found by reducing the values proportionately.

DEATH BENEFIT OPTIONS

There are two death benefit options, described below.

DEATH BENEFIT OPTION 1

Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

DEATH BENEFIT OPTION 2

Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

CHANGING THE DEATH BENEFIT OPTION

The policyowner may change the death benefit option on the first day of any policy month once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.

A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2

The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change. The Policy will not be assessed a Surrender Charge for a reduction in Face Amount solely due to a change in the death benefit option.

CHANGE FROM OPTION 2 TO OPTION 1

The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change. No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT

Subject to the limitations stated in this Prospectus, a policyowner may, upon Written Request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT

Increases in Face Amount may be made once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000. An increase will become effective at the beginning of the policy month following the date Manulife New York approves the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. The Company reserves the right to refuse a requested increase if any of the Lives Insureds' Attained Ages at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE

An increase in face amount will usually result in the Policy being subject to new surrender charges. There will be no new surrender charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have a free look right with respect to any increase resulting in new surrender charges.

An additional premium may be required for a face amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase. See "Lapse and Reinstatement - No-Lapse Guarantee."

INCREASE WITH PRIOR DECREASES

If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest face amount will be deemed to be restored first.

DECREASE IN FACE AMOUNT

Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000. A written request from a policy owner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date Manulife New York approves the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively.

SURRENDER CHARGE ON DECREASE IN FACE AMOUNT


, If the Face Amount of insurance is decreased, a pro-rata Surrender Charge will be deducted from the Policy Value. A decrease in Face Amount caused by a change from Death Benefit Option 1 to Option 2 will not incur a pro-rata Surrender Charge. Each time a pro-rata Surrender Charge is deducted for a Face Amount decrease, the remaining Surrender Charge will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the Face Amount decrease.


PREMIUM PAYMENTS

INITIAL PREMIUMS

No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.

On the Effective Date, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions.

SUBSEQUENT PREMIUMS

After the payment of the initial premium, premiums may be paid at any time and in any amount until the Maturity Date, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. Manulife New York will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

The Company may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Internal Revenue Code. The Company also reserves the right to request evidence of insurability if a premium payment would result in an increase in the Death Benefit that is greater than the increase in Policy Value.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

MAXIMUM PREMIUM LIMITATION

In no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

PREMIUM ALLOCATION

Premiums may be allocated to either the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office.

CHARGES AND DEDUCTIONS

PREMIUM CHARGE


Manulife New York deducts a premium charge from each premium payment, equal to 15% of the premium for the first 10 Policy Years. The premium charge is designed to cover a portion of the Company's acquisition and sales expenses and premium taxes, or other related taxes associated with the sale of life insurance products, including the Policies, in the state of New York.


SURRENDER CHARGES





The Company will deduct a Surrender Charge if during the first 15 years following the Policy Date, or the effective date of a Face Amount increase:


         -        the Policy is surrendered for its Net Cash Surrender Value,

         - a partial withdrawal is made in excess of the Withdrawal Tier Amount (see below for a description of this amount),

         -        there is a decrease in Face Amount, or


         -        the Policy Lapses.

SURRENDER CHARGE CALCULATION

The Surrender Charge for the initial Face Amount or for the amount of any increase in Face Amount is determined by the following formula (the calculation is also described in words below):

Surrender Charge = (Surrender Charge Rate) X (Face Amount associated with the Surrender Charge / 1000) X (Grading Percentage)

         Face Amount associated with the Surrender Charge

The Face Amount associated with the Surrender Charge equals the Face Amount for which the Surrender Charge is being applied.

         Surrender Charge Rate (the calculation is also described in words below)


Surrender Charge Rate  = (8.5) + (82.5%) X (Surrender Charge Premium)


DEFINITIONS OF THE FORMULA FACTORS ABOVE

The Surrender Charge Premium is the Surrender Charge Premium Limit specified in the Policy per $1000 of Face Amount:

Grading Percentage

The grading percentage is based on the issue age of the youngest insured and the policy year in which the transaction causing the assessment of the charge occurs as set forth in the table below:

                       SURRENDER CHARGE GRADING PERCENTAGE


ISSUE AGES OF YOUNGER INSURED      0-75  76    77    78    79    80+
-----------------------------      ----  --    --    --    --    ---
POLICY YEAR 1                      93%   92%   92%   91%   90%   90%

POLICY YEAR 2                      86%   85%   84%   83%   81%   80%

POLICY YEAR 3                      80%   78%   76%   75%   72%   70%

POLICY YEAR 4                      73%   71%   69%   66%   63%   60%

POLICY YEAR 5                      66%   64%   61%   58%   54%   50%

POLICY YEAR 6                      60%   57%   53%   50%   45%   40%

POLICY YEAR 7                      53%   50%   46%   41%   36%   30%

POLICY YEAR 8                      46%   42%   38%   33%   27%   20%

POLICY YEAR 9                      40%   35%   30%   25%   18%   10%

ISSUE AGES OF YOUNGER INSURED      0-75  76    77    78    79    80+
-----------------------------      ----  --    --    --    --    ---
POLICY YEAR 10                     33%   28%   23%   16%    9%    0%

POLICY YEAR 11                     26%   21%   15%    8%    0%

POLICY YEAR 12                     20%   14%    7%    0%

POLICY YEAR 13                     13%    7%    0%
POLICY YEAR 14                      6%    0%
POLICY YEAR 15                      0%


Formulas Described in Words

Surrender Charge


The Surrender Charge is determined by multiplying the Surrender Charge Rate by the Face Amount associated with the Surrender Charge divided by 1000. The amount obtained is then multiplied by the Grading Percentage, a percent which starts at 100% and grades down each policy year to zero over a period not to exceed 15 years. The maximum Surrender Charge for any Policy per $1000 of Face Amount is $31.19.


Surrender Charge Rate


The Surrender Charge Rate is equal to the sum of (a) plus (b) where (a) equals
8.5 and (b) equals 82.5% times the Surrender Charge Premium.


Illustration of Surrender Charge Calculation

Assumptions

- 50 year old male and 40 year old female (standard risks and nonsmoker status)

- Policy issued 7 years ago


- Surrender Charge Premium for the Policy is $3.18


- Face Amount of the Policy is $250,000

- Policy is surrendered during the last month of the seventh policy year

Surrender Charge


The Surrender Charge to be assessed would be $1473 determined as follows:


First, the Surrender Charge Rate is determined by applying the Surrender Charge Rate formula as set forth below.


Surrender Charge Rate =  (8.5) + 82.5%) x (Surrender Charge Premium)



         $11.12 = (8.50) + (82.5%) X (3.18)
         ----------------------------------

         The Surrender Charge Rate is equal to $11.12.


Second, the Surrender Charge Rate is entered into the Surrender Charge formula and the Surrender Charge is determined as set forth below.

Surrender Charge = (Surrender Charge Rate) X (Face Amount Associated with the Surrender Charge) X (Grading Percentage)


         $1,473 = (11.12) X (250,000 / 1000) X (53%)
         --------------------------------------------
         The Surrender Charge is equal to $1,473.



SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal which exceeds the Withdrawal Tier Amount (as described below) to the Net Cash Surrender Value of the Policy as at the date of the withdrawal. The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account.

Whenever a portion of the Surrender Charges is deducted as a result of a partial withdrawal, the Policy's remaining Surrender Charges will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the partial withdrawal.


SURRENDER CHARGE ON DECREASE IN FACE AMOUNT


If the Face Amount of insurance is decreased, a pro-rata Surrender Charge will be deducted from the Policy Value. A decrease in Face Amount caused by a change from Death Benefit Option 1 to Option 2 will not incur a pro-rata Surrender Charge.


Each time a pro-rata Surrender Charge is deducted for a Face Amount decrease, the remaining Surrender Charge will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the Face Amount decrease.

WITHDRAWAL TIER AMOUNT

The Withdrawal Tier Amount is equal to 10% of the Net Cash Surrender Value as at the last Policy Anniversary. In determining what, if any, portion of a partial withdrawal is in excess of the Withdrawal Tier Amount, all previous partial withdrawals that have occurred in the current Policy Year are included.

MONTHLY CHARGES

On the Policy Date and at the beginning of each Policy Month, a deduction is due from the Net Policy Value to cover certain charges in connection with the Policy until the Maturity Date. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. The charges consist of:

         (i)      a monthly administration charge;

         (ii)     a monthly charge for the cost of insurance;

         (iii)    a monthly mortality and expense risk charge;

         (iv) a monthly charge for any supplementary benefits added to the Policy.

Unless otherwise allowed by the Company and specified by the policyowner, the Monthly Deduction will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value.

ADMINISTRATION CHARGE


This charge will be equal to $0.175 $1,000 of current face amount per Policy Month in the first Policy Year. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy.

COST OF INSURANCE CHARGE

The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each Policy Month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases, in the order the increases occurred.

The net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

(a) is the death benefit as of the first day of the Policy Month, divided by 1.0032737; and

(b) is the Policy Value as of the first day of the Policy Month prior to deduction of monthly cost of insurance.

The rates for the cost of insurance are blended and based upon the Attained Age, sex, and Risk Classification of the Lives Insured.

Cost of insurance rates will generally increase with the age of each of the Lives Insured. The first year cost of insurance rate is guaranteed.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within the class of Lives Insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the Lives Insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker/Non-Smoker Mortality Tables.

CHARGES FOR SUPPLEMENTARY BENEFITS

If the Policy includes Supplementary Benefits, a charge will be made applicable to such Supplementary Benefit.

MORTALITY AND EXPENSE RISK CHARGE

A monthly charge is assessed against the Policy Value equal to a percentage of the Policy Value. This charge is to compensate the Company for the mortality and expense risks it assumes under the Policy. The mortality risk assumed is that Lives Insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:


                                                                                    Equivalent Annual
                                     Guaranteed Monthly Mortality and             Mortality and Expense
            Policy Year                    Expense Risks Charge                       Risks Charge
               1-15                               0.100%                                  1.20%
                16+                               0.025%                                  0.30%



CHARGES FOR TRANSFERS

A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year, to cover processing and other administrative costs associated with such transfers.

REDUCTION IN CHARGES

The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents, immediate family members of the foregoing, and employees or agents of Manufacturers Life and its subsidiaries. Manulife New York reserves the right to reduce any of the Policy's loads or charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which Manulife New York believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. Manulife New York may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

In addition, groups and persons purchasing under a sponsored arrangement may apply for simplified underwriting. If simplified underwriting is granted, the cost of insurance charge may increase as a result of higher anticipated mortality experience.

SPECIAL PROVISIONS FOR EXCHANGES

The Company will permit owners of certain fixed life insurance policies issued by Manulife New York to exchange their policies for the Policies described in this prospectus (and likewise, owners of policies described in this Prospectus may also exchange their Policies for certain fixed policies issued by Manulife New York). Policyowners considering an exchange should consult their tax advisers as to the tax consequences of an exchange.

COMPANY TAX CONSIDERATIONS

At the present time, the Company makes no specific charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE

A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT

Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife New York. For a detailed description of the Fixed Account, see "The General Account - Fixed Account".

LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

Units are valued at the end of each Business Day. When an order involving the crediting or cancelling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00 $12.50 depending on sub-account. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day;

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE

At any time, a policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid transfer authorization form is on file.

The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. In addition, transfer privileges are subject to any restrictions that may be imposed by the Trust.

While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a)      within eighteen months after the Issue Date; or

(b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

Such transfers will not count against the 12 transfers that may be made free of charge in any Policy Year, as described below.

TRANSFER CHARGES

A policyowner may make up to twelve transfers each Policy Year free of charge. Additional transfers in each Policy Year may be made at a cost of $25 per transfer. This charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

TRANSFERS INVOLVING FIXED ACCOUNT

The maximum amount that may be transferred from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS

Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, Manulife New York will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

DOLLAR COST AVERAGING

The Company will offer policyowners a Dollar Cost Averaging program. Under the Dollar Cost Averaging program the policyowner will designate an amount which will be transferred at predetermined intervals from one Investment Account into any other Investment

Account(s) or the Fixed Account. Currently, no charge will be made for this program. If insufficient funds exist to effect a Dollar Cost Averaging transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS

Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Company will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs Manulife New York otherwise or has elected the Dollar Cost Averaging program. Currently, there is no charge for this program; however, the Company reserves the right to institute a charge on 90 days' written notice to the policyowner.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS

At any time while this Policy is in force, a policyowner may borrow against the Policy Value of the Policy. The amount of any loan cannot exceed 90% of the Policy's Net Cash Surrender Value. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Policy Loan Interest" and "Surrender or Lapse" under the heading "Tax Treatment of Policy Benefits."

LOAN VALUE

The Loan Value is equal to the Policy's Net Cash Surrender Value less the monthly deductions due to the next Policy Anniversary.

EFFECT OF POLICY LOAN

A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a policy loan will affect the amount payable on the death of the last-to-die of the Lives Insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS


Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 5.25%. If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.


The Policy will go into default at any time the Policy Debt exceeds the Policy Value. At least 61 days prior to termination, the Company will send the policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.

LOAN ACCOUNT

When a loan is made, an amount equal to the loan will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT


Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% and guaranteed not to exceed this percentage. We may change the differential as of 90 days after we send you written notice of such change.

LOAN ACCOUNT ADJUSTMENTS

On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts or the Fixed Account in the same proportion as the value in each Investment Account and Fixed Account bears to the Net Policy Value.

LOAN REPAYMENTS

Policy Debt may be repaid in whole or in part at any time prior to the death of the last-to-die of the Lives Insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account, until the value that was transferred from it is fully restored, and then to each Investment Account in the same proportion that the value that was transferred from it bears to the value of the Loan Account.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER

A Policy may be surrendered for its Net Cash Surrender Value at any time while the Life Insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which Manulife New York receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS

A policyowner may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges.

If the death benefit is based upon the Policy Value times the minimum death benefit percentage set forth under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

LAPSE AND REINSTATEMENT

LAPSE

Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." Manulife New York will notify the policyowner of the default and will allow a 61 day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium load. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

NO-LAPSE GUARANTEE

As long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default, even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a Policy Month.

The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

The No-Lapse Guarantee Premium is set at issue and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if the face amount of the Policy is changed, if there is a Death Benefit Option change, or if there is any change in the supplementary benefits added to the Policy or in the risk classification of any Lives Insured because of a change in smoking status.

The No-Lapse Guarantee Period is set at issue and will vary by issue age, as set forth in the Policy.

While the No-Lapse Guarantee is in effect, the Company will determine at the beginning of the Policy Month that your policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If it has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification to the policyowner, will be equal to the lesser of:

(i) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default, plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

(ii) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium load.

If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST

The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your policy would otherwise be in default, the sum of all premiums paid to date less any gross withdrawals and less any policy debt, is at least equal to the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

DEATH DURING GRACE PERIOD

If the Life Insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding Monthly Deductions due at the time of death.

REINSTATEMENT

A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

         (a) All Lives Insured's risk classifications are standard or preferred, and

         (b)      All Lives Insured's Attained Ages are less than 46.

A policyowner can reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

         (a) Evidence of all Lives Insured's insurability, or on the survivor(s) who were insured at the end of the grace period, satisfactory to the Company is provided to the Company;

         (b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the next two monthly deductions;

         (c) The Policy cannot be reinstated if any of the Lives Insured die after the Policy has terminated.

If the reinstatement is approved, the date of reinstatement will be the later of the date the Company approves the policyowner's request or the date the required payment is received at the Company's Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

TERMINATION AND MATURITY BENEFIT

TERMINATION OF THE POLICY

Your Policy will terminate on the earliest of the following events:

         - the end of the grace period for which you have not paid the amount necessary to bring the Policy out of default;

         -        surrender of the Policy for its Net Cash Surrender Value;

         -        the death of the Life Insured; or

         -        the Maturity Date.

MATURITY BENEFIT

We will pay you the Net Cash Surrender Value of your Policy as of the Maturity Date provided the Policy has not terminated and the Life Insured is alive.


THE GENERAL ACCOUNT

The general account of Manulife New York consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manulife New York has sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manulife New York have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the S.E.C. has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT

A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. Manulife New York will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

         (a)      the portion of the net premiums allocated to it; plus

         (b)      any amounts transferred to it; plus

         (c)      interest credited to it; less

         (d)      any charges deducted from it; less

         (e)      any partial withdrawals from it; less

         (f)      any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT


An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, Manulife New York guarantees that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of the general account. Consequently, if a policyowner pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.


OTHER PROVISIONS OF THE POLICY

RETURN OF PREMIUM RIDER DEATH BENEFIT

The Policy may be issued with an optional Return of Premium Death Benefit rider if death benefit Option 1 is elected. This rider provides an additional death benefit payable upon the death of the last-to-die of the Lives Insured after the Company receives due proof of death. The Return of Premium Death Benefit is calculated as follows:



The Return of Premium Rider death benefit is equal to initial premium. Any subsequent premiums will increase the rider death benefit at the time of the premium payment by the amount of the premium. Any partial withdrawal will reduce the death benefit at the time of withdrawal by an amount equal to the withdrawal plus any applicable Surrender Charge (except that the rider death benefit will not be reduce to less than zero).

                  Cessation of Increases. Increases in the Return of Premium Death Benefit coverage will cease at the earlier of:

                  (a) the Policy Anniversary coincident with or next following the date we receive your written request for cessation of any further increases;
                  (b) the beginning of the Policy Month coincident with or next following the date we approve your written request for a change to Death Benefit Option 2; or
                  (c) the date as of which Monthly Deductions cease and no
                      further premiums may be paid in determining the amount of the Return of Premium death benefit coverage.

         Decreases in Coverage. The Return of Premium Death Benefit may be decreased if requested by the policyowner. The decrease will take effect at the beginning of the Policy Month on or next following the date Company approves the request. The Return of Premium Rider Death Benefit coverage will be reduced by the amount of the requested decreased. Decreases in the death benefit are not subject to pro-rata Surrender Charges.

         Partial Withdrawals. If the Policyowner makes a written request for a partial withdrawal of net cash surrender value while this rider is in force, the Company will process the withdrawal so that it first reduces the amount of the Return of Premium Death Benefit coverage. Any withdrawals will be subject to a pro-rata surrender charge as described under "Charges and Deductions - Surrender Charges." In addition, the Face Amount will be reduced by the amount by which the withdrawal plus the Surrender Charge exceeds the amount of the Return of Premium Rider Death Benefit.


         No Lapse Guarantee. The No Lapse Guarantee provisions of the Policy apply to the Return of Premium Rider Death Benefit for the first two Policy Years only.


POLICYOWNER RIGHTS

Unless otherwise restricted by a separate agreement, the policyowner may:

         -        Vary the premiums paid under the Policy.

         -        Change the death benefit option.

         -        Change the premium allocation for future premiums.

         -        Transfer amounts between sub-accounts.

         -        Take loans and/or partial withdrawals.

         -        Surrender the contract.

         -        Transfer ownership to a new owner.

         - Name a contingent owner that will automatically become owner if the policyowner dies before the insured.

         -        Change or revoke a contingent owner.

         -        Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS

Manulife New York will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manulife New York assumes no responsibility for the validity or effects of any assignment.

BENEFICIARY

One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyowner during the Lives Insured lifetime by giving written notice to Manulife New York in a form satisfactory to the Company. The change will take effect as of the date such notice is signed. If the Life Insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the Life Insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the Life Insured, the Company will pay the insurance benefit as if the beneficiary had died before the Life Insured.

INCONTESTABILITY

Manulife New York will not contest the validity of a Policy after it has been in force during any Lives Insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount or the addition of a Supplementary Benefit, after such increase or addition which requires evidence of insurability has been in force during the lifetime of the Lives Insured for two years. If a Policy has been reinstated and been in force during the lifetime of the Lives Insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX

If the stated age or sex or both of any of the Lives Insured in the Policy are incorrect, Manulife New York will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION

If any of the Lives Insured dies by suicide within two years after the Issue Date, the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

If any of the Lives Insured dies by suicide within two years after the effective date of an applied for increase in Face Amount, the Company will credit the amount of any Monthly Deductions taken for the increase and reduce the Face Amount to what it was prior to the increase. If the last death is by suicide, the Death Benefit for that increase will be limited to the Monthly Deductions taken for the increase.

The Company reserve the right to obtain evidence of the manner and cause of death of the Lives Insured.

SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including the Estate Preservation Rider which provides additional term insurance at no extra charge during the first four Policy Years to protect against application of the "three year contemplation of death" rule and an option to split the Policy into two individual policies upon divorce, or certain federal tax law changes without evidence of insurability (the "Policy Split Option"). More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction. There is an additional charge for the Estate Preservation Rider of 6 cents per $1,000 of Face Amount.

CONVERSION PRIVILEGE

The Policy may be converted to a fixed paid-up benefit at any Policy Anniversary, without evidence of insurability. This conversion privilege is subject to the following conditions:

         - no further Monthly Deductions will be taken from the Policy Value after the date of conversion,

         - the Investment Account values as well as the Death Benefit, Policy Value and any other values based on Policy Value will be determined as of the Business Day on which the Company receives a written request for conversion of the Policy,

         - the basis for determining the amount of paid-up life insurance will be the Commissioners 1980 Standard Ordinary Smoker or Non-Smoker Mortality Table and an interest rate of 4% per year,

         - the Policy may not be reinstated after the date of the conversion.

The Company currently imposes no charge with respect to this privilege.

TAX TREATMENT OF THE POLICY

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service.

MANULIFE NEW YORK DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.

The Company is taxed as a life insurance company. Because the operations of the Separate Account are a part of and taxed with the Company's operations, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, the Company is not taxed on the investment income and capital gains of the Separate Account, but the Company may be eligible for certain tax credits or deductions relating to foreign taxes paid and dividends received by Trust portfolios. The Company's use of these tax credits and deductions will not adversely affect or benefit the Separate Account. The Company does not anticipate that it will be taxed on the income and gains of the Separate Account in the future, but if the Company is, in may impose a corresponding charge against the Separate Account.

LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Internal Revenue Code, and thereby to enjoy the tax benefits of such a contract:

1. The Policy must satisfy the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986 (the "Code").

2. The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.

3. The Policy must be a valid life insurance contract under applicable state law.

4. The Policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. By limiting cash value at any time to the net single premium that would be required in order to fund future benefits under the Policy, the Cash Value Accumulation Test in effect requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy that is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW

State regulations require that the policyowner have appropriate insurable interest in the Life Insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

DEATH BENEFIT

The death benefit under the Policy should be excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code.

CASH VALUES

Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

         (a) the aggregate amount of any premiums or other consideration paid for a Policy; minus

         (b) the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a MEC, to the extent such amount has been excluded from gross income, will be disregarded); plus

         (c) the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's Maturity Date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements."

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract" or "MEC".

DISTRIBUTIONS FROM NON-MEC'S

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner.

Force Outs

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S

Policies classified as MEC's will be subject to the following tax rules:

         (a) First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

         (b) Second, loans taken from or secured by such a Policy and assignments or pledges of any part of its value are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.

         (c) Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

                  (i) is made on or after the date on which the policyowner attains age 59 1/2;

                  (ii)     is attributable to the policyowner becoming disabled;
                           or

                  (iii) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts

Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes

A policy that is not a MEC may become a MEC if it is "materially changed". If there is a material change to the policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount

If there is a reduction in benefits during the first seven Policy Years, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges

A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums

If a premium which would cause the Policy to become a MEC, is received within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. (Any amount that would still be excess premium on the next anniversary will be refunded to the policyowner. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the next anniversary.

If a premium which would cause the Policy to become a MEC is received more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

Multiple Policies

All MEC's that are issued by a Company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

Policy Split Options

This option permits a Policy to be split into two other individual Policies upon the occurrence of a divorce of the lives insured or certain changes in federal estate tax law. The purchase and exercise of the policy split option could have adverse tax consequences. For example, it is not clear whether a policy split will be treated as a nontaxable exchange under Sections 1031 through 1043 of the Code. If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the Policy at the time of the split. It is also not clear whether the cost of the policy split option, which is deducted monthly from Policy Value, will be treated as a taxable distribution. Before purchasing the policy split option or exercising rights provided by the policy split option, please consult with a competent tax adviser regarding the possible consequences.

POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the sum of such average unborrowed Policy cash values and the average adjusted bases for all other assets of the taxpayer.

If the policyowner is an individual, and if the taxpayer is a business and is not the policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

POLICY EXCHANGES

A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy covering the same Lives Insured issued by the Company or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.

OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the Life or Lives Insured, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

ALTERNATIVE MINIMUM TAX

Corporate owners may be subject to Alternative Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

         the value each year of the life insurance protection provided;

         an amount equal to any employer-paid premiums;

         an amount equal to imputed interest on a deemed employer loan;

         or some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS

As long as the Policy is in force, Manulife New York will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account, the Company may delay payment during any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings),
(ii) trading on the New York Stock Exchange is restricted, (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (ii) and (iii) exist.

REPORTS TO POLICYOWNERS

Within 30 days after each Policy Anniversary, Manulife New York will send the policyowner a statement showing, among other things:

         -        the amount of death benefit;

         - the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;

         - the value of the units in each Investment Account to which the Policy Value is allocated;

         - the Policy Debt and any loan interest charged since the last report;

         - the premiums paid and other Policy transactions made during the period since the last report; and

         -        any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES

Manulife Financial Securities LLC ("Manulife Financial Securities"), whose principal offices are located at 73 Tremont Street, Boston, Massachusetts 02108, acts as the principal underwriter of, and continuously offers, the Policies pursuant to an Underwriting and Distribution Agreement with Manulife New York. Manulife Financial Securities is an indirect wholly-owned subsidiary of MFC. Manulife Financial Securities is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers and is duly appointed and licensed as an insurance agent of Manulife New York. Manulife Financial Securities is a Delaware limited liability company, the managing member of which is Manulife USA. Manulife USA in its capacity as managing member is authorized to act on behalf of Manulife Financial Securities. The Policies will be sold by registered representatives of broker-dealers having distribution agreements with Manulife Financial Securities who are also licensed by the New York State Insurance Department and appointed with Manulife New York.


A registered representative will receive commissions not to exceed 105% of premiums in the first year 2% of all premiums paid from the second to the tenth Policy Year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manulife New York or Manufacturers Life will be eligible for additional compensation.


RESPONSIBILITIES OF MANULIFE NEW YORK, MANULIFE USA AND MANULIFE FINANCIAL SECURITIES

The Company has entered into an agreement with Manulife Financial Securities pursuant to which Manulife Financial Securities will pay selling broker dealers commission and expense allowance payments subject to limitations imposed by New York Insurance Law. The Company will prepare and maintain all books and records required to be prepared and maintained by Manulife Financial Securities with respect to the Policies, and send all confirmations required to be sent by Manulife Financial Securities with respect to the Policies. The Company will pay Manulife Financial Securities for expenses incurred and services performed under the terms of the agreement in such amounts and at such times as agreed to by the parties.

Manulife USA has entered into a Service Agreement with us pursuant to which Manulife USA or its designee will provide to us all issue, administrative, general services and record keeping functions on our behalf with respect to all of our insurance policies including the Policies.

VOTING RIGHTS

As stated previously, all of the assets held in each sub-account of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manulife New York is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife New York will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manulife New York in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manulife New York to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manulife New York, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manulife New York may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manulife New York reasonably disapproves such changes in accordance with applicable federal regulations. If Manulife New York does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

SUBSTITUTION OF PORTFOLIO SHARES

It is possible that in the judgment of the management of Manulife New York, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, Manulife New York may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the S.E.C. and the New York State insurance department may be required.

Manulife New York also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company,
(iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

RECORDS AND ACCOUNTS

The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS

Manulife New York is subject to the regulation and supervision by the New York Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manulife New York is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.

INDEPENDENT AUDITORS


The financial statements of The Manufacturers Life Insurance Company of New York at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the financial statements of Separate Account B of The Manufacturers Life Insurance Company of New York at December 31, 2001, and for each of the two years in the period ended December 31, 2001, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission which is located at http://www.sec.gov.

For further information you may also contact Manulife New York's Home Office, the address and telephone number of which are on the first page of the prospectus.

DIRECTORS AND OFFICERS

Our Directors and Officers, together with their principal occupations during the past five years, are as follows:

NAME, AGE AND PRINCIPAL     POSITION WITH
BUSINESS ADDRESS            THE COMPANY          PRINCIPAL OCCUPATION
----------------------------------------------------------------------------------------------------------------------------------
Bruce Avedon                Director*            Director,  Manulife New York, March 1992 to present; Consultant (self-employed)
Age: 73                                          September 1983 to present.
6601 Hitching Post

NAME, AGE AND PRINCIPAL     POSITION WITH
BUSINESS ADDRESS            THE COMPANY          PRINCIPAL OCCUPATION
----------------------------------------------------------------------------------------------------------------------------------
Lane
Cincinnati, OH 45230

Thomas Borshoff              Director*           Director, Manulife New York, February 1999 to present; Self-employed, Real
Age: 55                                          Estate Owner/Manager; Chief Executive Officer and Chairman, First Federal
536 Stone Road                                   Savings and Loan of Rochester, 1983 to 1997.
Pittsford, NY  14534

James R. Boyle               Director*           Director, Manulife New  York, August 1999 to present; President, U.S.
Age: 43                                          Annuities, Manulife Financial, July 1999 to present; President, Manulife North
500 Boylston Street                              America, July 1999 to present; Treasurer, Manufacturers Investment Trust, June
Boston, MA  02116                                1998 to present; Vice President, Institutional Markets, Manulife Financial,
                                                 May 1998 to July 1999; Vice President, Administration and Chief Administrative
                                                 Officer, Manulife North America, September 1996 to May 1998; Vice President,
                                                 Chief Financial Officer and Chief Administrative Officer, Manulife North
                                                 America, August 1994 to September 1996.

Robert A. Cook               Director*           Director, Manulife New York, February 1999 to present; President, U.S.
Age: 47                                          Insurance, Manulife Financial, January 1999 to present; Vice President, U.S.
73 Tremont Street                                Insurance, Manulife Financial, 1995 to December 1998.
Boston, MA 02108

John D. DesPrez III          Director* and       President, Manulife USA, January 1999 to present; Director, Manulife Wood
Age: 45                      Chairman of the     Logan, October 1996 to present; Director, September 1996 to present and
73 Tremont Street            Board of            Chairman of the Board, January 1999 to present, of Manulife North America;
Boston, MA 02108             Directors           President, Manulife North America, September 1996 to December 1998; President,
                                                 MIT September 1996 to present; Senior Vice President, U.S. Annuities, Manulife
                                                 USA, September 1996 to December 1998; Vice President, Mutual Funds, Manulife
                                                 Financial, January 1995 to September  1996; Director, MWL, December 1995 to
                                                 present; Director, Wood Logan Distributors, March 1993 to present; President,
                                                 North American Funds, March 1993 to September  1996; Director, Manulife New
                                                 York, March 1992 to present.

Ruth Ann Fleming            Director*            Director, Manulife New York, March  1992 to present; Attorney, consulting
Age: 43                                          services and pro bono activities.
205 Highland Avenue
Short Hills, NJ 07078

James D. Gallagher          Director* and        President, Manufacturers Investment Trust, February 2001 to Present,
Age: 47                     President            President, The Manufacturers Life Insurance Company of New York, August 1999
73 Tremont Street                                to Present, Executive Vice President, Secretary and Chief Legal Counsel, The
Boston, MA 02108                                 Manufacturers Life Insurance Company (USA), January 1997 to present; Secretary and General Counsel, Manufacturers Adviser Corporation, January 1997 to
                                                 present; Vice President, Chief Legal Officer and Government Relations-U.S.
                                                 Operations, The Manufacturers Life Insurance Company, January 1996 to present;
                                                 Vice President, Secretary and General Counsel, The Manufacturers Life
                                                 Insurance Company of North America, 1994 to present.

David W. Libbey              Treasurer           Senior Vice President, Treasurer and Chief Financial Officer, U.S. Annuites,
Age: 55                                          Manulife USA, December 1997 to present; Treasurer, Manulife New York, November
500 Boylston Street                              1997 to present; Vice President, Finance, Manulife North America, June 1997 to
Boston, MA  02116                                December 1997; Vice President, Finance, Annuities, Manulife Financial, June
                                                 1997 to present; Vice President & Actuary, Paul Revere Insurance Group, June
                                                 1970 to March 1997.

Neil M. Merkl, Esq.          Director*           Director, Manulife New York, December 1995 to present; Attorney
Age:  71                                         (self-employed), April 1994 to present; Attorney, Wilson Elser, 1979 to 1994.
35-35 161st Street
Flushing, NY 11358

James P. O'Malley            Director*           Senior Vice President, U.S. Pensions, Manulife Financial, January 1999 to

NAME, AGE AND PRINCIPAL     POSITION WITH
BUSINESS ADDRESS            THE COMPANY          PRINCIPAL OCCUPATION
----------------------------------------------------------------------------------------------------------------------------------
Age:55                                           present; Director, Manulife New York, November 1998 to present; Director,
200 Bloor Street East                            ManAmerica, November 1998 to present; Vice President, Systems New Business
Toronto, Ontario                                 Pensions, Manulife Financial, 1984 to December 1998.
Canada M4W 1E5

Bradford J. Race Jr.         Director*           Director, Manulife New York, February 2002 to present; Secretary to the
Age:  57                                         Governor, Chief of Staff and Senior Policy Advisor to the Governor of the
136 East 64th Street                             State of New York, George E. Pataki, 1995-February 2002; Partner, Seward &
New York, NY  10021                              Kissel - Law Firm, 1981-1994, Attorney, Dewey Ballantine, 1970-1981, 2002 -
                                                 Present.

Kim Ciccarelli              Secretary and        Secretary and Counsel, Manulife New York, November 2001 to present; Assistant
Age: 32                     Counsel              Counsel, Manulife U.S.A., November 1999 to present; Paralegal, Manulife U.S.A.,
73 Tremont Street                                March 1995 - October 1999.
Boston, MA 02108

John Ostler                 Appointed Actuary    Appointed Actuary, Manulife New York, November 2000 to present; Executive Vice
Age: 48                                          President and Chief Financial Officer, Manulife USA, October 1, 2000 to
200 Bloor Street East                            present; Vice President and Corporate Actuary, The Manufacturers Life
Toronto, Ontario                                 Insurance Company, March 1998 to September  2000; Vice President & CFO U.S.
Canada M4W 1E5                                   Individual Insurance, The Manufacturers Life Insurance Company, 1992 to March
                                                 1998; Vice President, U.S. Insurance Products, The  Manufacturers Life
                                                 Insurance Company, 1990-1992; Assistant Vice President & Pricing  Actuary,
                                                 U.S. Insurance, The Manufacturers Life Insurance Company, 1988-1990.


*Each Director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and qualified.

ILLUSTRATIONS

The tables set forth in Appendix A illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

FINANCIAL STATEMENTS

Our financial statements included herein should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon our ability to meet our obligations under the Policies.


The most current financial statements of The Manufacturers Life Insurance Company of New York ("MNY") are those as of December 31, 2001. MNY does not customarily issue U.S. GAAP financial statements more often than annually and believes that any incremental benefit to prospective policyowners that may result from issuing and delivery more current financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, MNY represents that there have been no adverse changes in the financial condition or operations of the company between December 31, 2001 and the date of this prospectus.

                                   APPENDIX A

                                   DEFINITIONS

ADDITIONAL RATING

IS AN INCREASE TO THE COST OF INSURANCE RATE FOR ANY OF THE LIVES INSURED WHO DO NOT MEET, AT A MINIMUM, THE COMPANY'S UNDERWRITING REQUIREMENTS FOR THE STANDARD RISK CLASSIFICATION.

AGE

ON ANY DATE IS EACH OF THE LIVES INSURED'S AGE ON THEIR BIRTHDAY CLOSEST TO THE POLICY DATE.

ATTAINED AGE

IS THE AGE PLUS THE NUMBER OF WHOLE YEARS THAT HAVE ELAPSED SINCE THE POLICY
DATE.

BUSINESS DAY

IS ANY DAY THAT THE NEW YORK STOCK EXCHANGE IS OPEN FOR TRADING. THE NET ASSET VALUE OF THE UNDERLYING SHARES OF A SUB-ACCOUNT WILL BE DETERMINED AS OF THE END OF EACH BUSINESS DAY, IF TRADING IS NOT RESTRICTED. IF TRADING HAS BEEN RESTRICTED, THE COMPANY RESERVES THE RIGHT TO DETERMINE ACCUMULATION UNIT VALUES FOR THE SUB-ACCOUNTS, IF PRACTICABLE. THE COMPANY WILL DEEM EACH BUSINESS DAY TO END AT THE CLOSE OF REGULARLY SCHEDULED TRADING OF THE NEW YORK STOCK EXCHANGE (CURRENTLY 4:00 P.M. EASTERN TIME) ON THAT DAY.

CASH SURRENDER VALUE

IS THE POLICY VALUE LESS THE SURRENDER CHARGE AND ANY OUTSTANDING MONTHLY DEDUCTIONS DUE.

EFFECTIVE DATE

IS THE DATE THE COMPANY BECOMES OBLIGATED UNDER THE POLICY. IT IS THE DATE THE UNDERWRITERS APPROVE ISSUANCE OF THE POLICY. IF THE COMPANY APPROVES THE POLICY WITHOUT THE INITIAL PREMIUM, THE EFFECTIVE DATE WILL BE THE DATE WE RECEIVE AT LEAST THE MINIMUM INITIAL PREMIUM AT OUR SERVICE OFFICE. IN EITHER CASE, THE COMPANY WILL TAKE THE FIRST MONTHLY DEDUCTION ON THE EFFECTIVE DATE.

FIXED ACCOUNT

IS THAT PART OF THE POLICY VALUE WHICH REFLECTS THE VALUE THE POLICYOWNER HAS IN THE GENERAL ACCOUNT OF THE COMPANY.

GROSS WITHDRAWAL

IS THE AMOUNT OF PARTIAL NET CASH SURRENDER VALUE THE POLICYOWNER REQUESTS PLUS ANY SURRENDER CHARGE APPLICABLE TO THE WITHDRAWAL.

INVESTMENT ACCOUNT

IS THAT PART OF THE POLICY VALUE WHICH REFLECTS THE VALUE THE POLICYOWNER HAS IN ONE OF THE SUB-ACCOUNTS OF THE SEPARATE ACCOUNT.

ISSUE DATE

IS THE DATE THE COMPANY ISSUED THE POLICY. THE ISSUE DATE IS ALSO THE DATE FROM WHICH THE SUICIDE AND VALIDITY PROVISIONS OF THE POLICY ARE MEASURED.

LIFE INSURED

IS THE LAST-TO-DIE OF THE LIVES INSURED.

LIVES INSURED

ARE THE PERSONS WHOSE LIVES ARE INSURED UNDER THE POLICY. REFERENCES TO THE YOUNGEST OF THE LIVES INSURED MEAN THE YOUNGEST PERSON INSURED UNDER THE POLICY WHEN IT IS FIRST ISSUED.

LOAN ACCOUNT

IS THAT PART OF THE POLICY VALUE WHICH REFLECTS THE VALUE TRANSFERRED FROM THE FIXED ACCOUNT OR THE INVESTMENT ACCOUNTS AS COLLATERAL FOR A POLICY LOAN.

MATURITY DATE

IS THE POLICY ANNIVERSARY NEAREST THE DATE ON WHICH THE YOUNGEST OF THE LIVES INSURED REACHED ATTAINED AGE 100, OR THE DATE SUCH PERSON WOULD HAVE REACHED ATTAINED AGE 100 IF LIVING.

NET CASH SURRENDER VALUE

IS THE CASH SURRENDER VALUE LESS THE POLICY DEBT.

NET POLICY VALUE

IS THE POLICY VALUE LESS THE VALUE IN THE LOAN ACCOUNT.

NET PREMIUM

IS THE GROSS PREMIUM PAID LESS THE PREMIUM LOAD. IT IS THE AMOUNT OF PREMIUM ALLOCATED TO THE FIXED ACCOUNT AND/OR INVESTMENT ACCOUNTS.

NO-LAPSE GUARANTEE

WHEN THE POLICY IS IN THE NO-LAPSE GUARANTEE PERIOD, AS LONG AS THE NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST IS MET, THE POLICY WILL NOT LAPSE, EVEN WHEN THE NET CASH SURRENDER VALUE FALLS TO OR BELOW ZERO.

NO-LAPSE GUARANTEE PERIOD

IS SET AT ISSUE AND WILL VARY BY ISSUE AGE, AS SET FORTH IN THE POLICY.

NO-LAPSE GUARANTEE PREMIUM

IS SET AT ISSUE AND IS RECALCULATED WHENEVER THERE IS A POLICY CHANGE.

NO-LAPSE GUARANTEE CUMULATIVE PREMIUM

IS THE MINIMUM AMOUNT DUE TO SATISFY THE NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST. THIS AMOUNT WILL CHANGE IF ANY OF THE FOLLOWING CHANGES OCCUR UNDER THE
POLICY:

-     THE FACE AMOUNT OF INSURANCE CHANGES.

-     A SUPPLEMENTARY BENEFIT IS ADDED, CHANGED OR TERMINATED.

- THE RISK CLASSIFICATION OF ANY OF THE LIVES INSURED CHANGES BECAUSE OF A CHANGE IN SMOKING STATUS.

- A TEMPORARY ADDITIONAL RATING IS ADDED (DUE TO A FACE AMOUNT INCREASE), OR TERMINATED.

-     THE DEATH BENEFIT OPTION CHANGES.

NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST

IS A TEST THAT IS SATISFIED IF THE SUM OF ALL PREMIUMS PAID, LESS ANY GROSS PARTIAL WITHDRAWALS AND LESS ANY POLICY DEBT, IS GREATER THAN OR EQUAL TO THE SUM OF THE MONTHLY NO-LAPSE GUARANTEE PREMIUMS DUE SINCE THE POLICY DATE.

POLICY DATE

IS THE DATE FROM WHICH CHARGES FOR THE FIRST MONTHLY DEDUCTION ARE CALCULATED, AND THE DATE FROM WHICH POLICY YEARS, POLICY MONTHS, AND POLICY ANNIVERSARIES ARE DETERMINED.

POLICY DEBT

AS OF ANY DATE EQUALS (A) PLUS (B) PLUS (C) MINUS (D), WHERE:

(A)   IS THE TOTAL AMOUNT OF LOANS BORROWED AS OF SUCH DATE;

(B) IS THE TOTAL AMOUNT OF ANY UNPAID LOAN INTEREST CHARGES WHICH HAVE BEEN BORROWED AGAINST THE POLICY ON A POLICY ANNIVERSARY;

(C) IS ANY INTEREST CHARGES ACCRUED FROM THE LAST POLICY ANNIVERSARY TO THE CURRENT DATE; AND

(D)   IS THE TOTAL AMOUNT OF LOAN REPAYMENTS AS OF SUCH DATE.

POLICY VALUE

IS THE SUM OF THE VALUES IN THE LOAN ACCOUNT, THE FIXED ACCOUNT, AND THE INVESTMENT ACCOUNTS.

SERVICE OFFICE ADDRESS

IS P. O. BOX 633, NIAGRA SQUARE STATION BUFFALO, NEW YORK 14201-0633.

SURRENDER CHARGE PERIOD

IS THE PERIOD FOLLOWING THE ISSUE DATE OR FOLLOWING ANY INCREASE IN FACE AMOUNT DURING WHICH THE COMPANY WILL ASSESS SURRENDER CHARGES. SURRENDER CHARGES WILL APPLY DURING THIS PERIOD IF THE POLICY TERMINATES DUE TO DEFAULT, IF THE POLICYOWNER SURRENDERS THE POLICY OR MAKES A PARTIAL WITHDRAWAL.

WRITTEN REQUEST

IS THE POLICYOWNER'S REQUEST TO THE COMPANY WHICH MUST BE IN A FORM SATISFACTORY TO THE COMPANY, SIGNED AND DATED BY THE POLICYOWNER, AND RECEIVED AT THE SERVICE OFFICE.

                                   APPENDIX B

 SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of a given age would vary over time if the return on the assets of the Portfolio was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for: deferred underwriting and sales charges, and monthly deductions for administration, cost of insurance and mortality and expense risks.


The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Series I shares of the Portfolios are deducted from the gross return. The illustrations reflect an average of the Trusts' expenses, which is approximately 0.937% on an annual basis. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -0.937%, 5.063%, and 11.063%. The illustrations reflect the expense reimbursement in effect for the Lifestyle Trusts and for the Index Trusts. In the absence of such expense reimbursement and expense limitation, the average of the Portfolios current expenses would have been -1.019% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -1.019%, 4.981%,10.981%. The expense reimbursements for the Lifestyle Trusts remained in effect during the fiscal year ended December 31, 2001 and is expected to remain in effect during the fiscal year ended December 31, 2002. Were the expense reimbursement and expense limitation to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.


The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the policy anniversary and that no transfers, partial withdrawals, policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for Federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for each death benefit option for male non-smokers, one based on current cost of insurance and monthly administration charges and the other based on the maximum administration charges, deductions from premiums and cost of insurance charges based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables. The current waiver of deductions from premiums and current monthly administration charges and cost of insurance charges are not guaranteed and may be changed. Upon request, we will furnish a comparable illustration based on the proposed life insured's age, sex (unless unisex rates are required by law) and risk class, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, we may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolios for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

          FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                   MALE NON-SMOKER ISSUE AGE 55 (STANDARD) AND
                    FEMALE NON-SMOKER ISSUE AGE 50 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,500 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES




                                0% Hypothetical                 6% Hypothetical                       12% Hypothetical
                            Gross Investment Return          Gross Investment Return               Gross Investment Return
                          ----------------------------  ---------------------------------   ------------------------------------
    End Of   Accumulated              Cash                            Cash                                 Cash
    Policy     Premiums    Policy   Surrender   Death     Policy    Surrender     Death       Policy     Surrender       Death
   Year (1)      (2)       Value     Value(3)  Benefit     Value     Value(3)     Benefit      Value      Value(3)      Benefit
   --------  -----------  -------   --------   -------  ---------   ---------   ---------   ----------   ----------   ----------
         1        7,875     5,185          0   500,000      5,529         143     500,000        5,873          488      500,000
         2       16,144    11,262      6,282   500,000     12,303       7,323     500,000       13,385        8,405      500,000
         3       24,826    17,166     12,533   500,000     19,289      14,656     500,000       21,581       16,948      500,000
         4       33,942    22,890     18,663   500,000     26,486      22,258     500,000       30,519       26,291      500,000
         5       43,514    28,438     24,616   500,000     33,901      30,079     500,000       40,270       36,448      500,000
         6       53,565    33,812     30,338   500,000     41,542      38,068     500,000       50,916       47,442      500,000
         7       64,118    39,010     35,940   500,000     49,412      46,343     500,000       62,538       59,469      500,000
         8       75,199    44,029     41,365   500,000     57,517      54,853     500,000       75,229       72,566      500,000
         9       86,834    48,885     46,569   500,000     65,875      63,559     500,000       89,108       86,792      500,000
        10       99,051    53,555     51,644   500,000     74,474      72,563     500,000      104,270      102,359      500,000
        15       69,931    79,297     79,297   500,000    127,577     127,577     500,000      211,751      211,751      500,000
        20      260,394   105,263    105,263   500,000    200,429     200,429     500,000      405,383      405,383      500,000
        25      375,851   125,532    125,532   500,000    291,578     291,578     500,000      734,600      734,600      786,022
        30      523,206   137,764    137,764   500,000    408,299     408,299     500,000    1,289,978    1,289,978    1,354,477
        35      711,272   131,969    131,969   500,000    562,009     562,009     590,110    2,220,484    2,220,484    2,331,509
        40      951,298    84,260     84,260   500,000    755,315     755,315     793,081    3,765,170    3,765,170    3,953,429
        45    1,257,639     0 (4)      0 (4)     0 (4)    997,805     997,805   1,007,783    6,332,687    6,332,687    6,396,014
        50    1,648,615                                 1,320,900   1,320,900   1,320,900   10,753,204   10,753,204   10,753,204



----------


(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) Provided the basic No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the basic No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years.

(4)   In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

          FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                   MALE NON-SMOKER ISSUE AGE 55 (STANDARD) AND
                    FEMALE NON-SMOKER ISSUE AGE 50 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,500 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES




                                0% Hypothetical                 6% Hypothetical                       12% Hypothetical
                            Gross Investment Return          Gross Investment Return               Gross Investment Return
                          ----------------------------  ---------------------------------   ------------------------------------
    End Of   Accumulated              Cash                            Cash                                 Cash
    Policy     Premiums    Policy   Surrender   Death     Policy    Surrender     Death       Policy     Surrender       Death
   Year (1)      (2)       Value     Value(3)  Benefit     Value     Value(3)     Benefit      Value      Value(3)      Benefit
   --------  -----------  -------   --------   -------  ---------   ---------   ---------   ----------   ----------   ----------
         1        7,875     5,185         0    500,000     5,529        143     500,000         5,873          488      500,000
         2       16,144    11,262     6,282    500,000    12,303      7,323     500,000        13,385        8,405      500,000
         3       24,826    17,166    12,533    500,000    19,289     14,656     500,000        21,581       16,948      500,000
         4       33,942    22,890    18,663    500,000    26,486     22,258     500,000        30,519       26,291      500,000
         5       43,514    28,428    24,606    500,000    33,890     30,068     500,000        40,259       36,437      500,000
         6       53,565    33,769    30,294    500,000    41,497     38,023     500,000        50,870       47,395      500,000
         7       64,118    38,903    35,834    500,000    49,301     46,232     500,000        62,422       59,353      500,000
         8       75,199    43,819    41,155    500,000    57,294     54,630     500,000        74,996       72,332      500,000
         9       86,834    48,501    46,185    500,000    65,467     63,151     500,000        88,678       86,361      500,000
        10       99,051    52,934    51,023    500,000    73,807     71,896     500,000       103,562      101,651      500,000
        15       69,931    75,671    75,671    500,000   123,607    123,607     500,000       207,574      207,574      500,000
        20      260,394    89,243    89,243    500,000   182,075    182,075     500,000       385,488      385,488      500,000
        25      375,851    78,387    78,387    500,000   240,130    240,130     500,000       685,298      685,298      733,269
        30      523,206    11,277    11,277    500,000   288,592    288,592     500,000     1,179,027    1,179,027    1,237,979
        35      711,272     0 (4)     0 (4)      0 (4)   314,267    314,267     500,000     1,971,089    1,971,089    2,069,643
        40      951,298                                  275,995    275,995     500,000     3,209,419    3,209,419    3,369,890
        45    1,257,639                                    0 (4)      0 (4)       0 (4)     5,211,969    5,211,969    5,264,088
        50    1,648,615                                                                     8,727,724    8,727,724    8,727,724




----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) Provided the basic No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the basic No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years.

(4)   In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

          FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                   MALE NON-SMOKER ISSUE AGE 55 (STANDARD) AND
                    FEMALE NON-SMOKER ISSUE AGE 50 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $8,200 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES




                                0% Hypothetical                 6% Hypothetical                       12% Hypothetical
                            Gross Investment Return          Gross Investment Return               Gross Investment Return
                          ----------------------------  ---------------------------------   ------------------------------------
    End Of   Accumulated              Cash                            Cash                                 Cash
    Policy     Premiums    Policy   Surrender   Death     Policy    Surrender     Death       Policy     Surrender       Death
   Year (1)      (2)       Value     Value(3)  Benefit     Value     Value(3)     Benefit      Value      Value(3)      Benefit
   --------  -----------  -------   --------   -------  ---------   ---------   ---------   ----------   ----------   ----------
         1         8,610    5,767          0   505,767      6,146         176     506,146        6,526          556      506,526
         2        17,651   12,413      6,893   512,413     13,560       8,040     513,560       14,753        9,232      514,753
         3        27,143   18,872     13,736   518,872     21,208      16,073     521,208       23,730       18,595      523,730
         4        37,110   25,135     20,449   525,135     29,087      24,401     529,087       33,520       28,834      533,520
         5        47,576   31,204     26,968   531,204     37,203      32,967     537,203       44,199       39,962      544,199
         6        58,564   37,083     33,232   537,083     45,564      41,713     545,564       55,851       52,000      555,851
         7        70,103   42,765     39,363   542,765     54,170      50,768     554,170       68,562       65,160      568,562
         8        82,218   48,249     45,296   548,249     63,023      60,070     563,023       82,426       79,474      582,426
         9        94,939   53,548     50,980   553,548     72,141      69,574     572,141       97,568       95,001      597,568
        10       108,296   58,636     56,517   558,636     81,506      79,387     581,506      114,079      111,961      614,079
        15       185,791   86,469     86,469   586,469    138,837     138,837     638,837      230,080      230,080      730,080
        20       284,698  113,837    113,837   613,837    215,615     215,615     715,615      434,380      434,380      934,380
        25       410,930  133,492    133,492   633,492    306,470     306,470     806,470      771,072      771,072    1,271,072
        30       572,038  141,793    141,793   641,793    410,736     410,736     910,736    1,326,180    1,326,180    1,826,180
        35       777,658  125,154    125,154   625,154    516,295     516,295   1,016,295    2,232,524    2,232,524    2,732,524
        40     1,040,086   58,167     58,167   558,167    592,685     592,685   1,092,685    3,696,685    3,696,685    4,196,685
        45     1,375,018    0 (4)      0 (4)     0 (4)    536,033     536,033   1,036,033    5,995,585    5,995,585    6,495,585
        50     1,802,486                                  197,907     197,907     697,907    9,572,671    9,572,671   10,072,671


----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) Provided the basic No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the basic No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years.

(4)   In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

          FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                   MALE NON-SMOKER ISSUE AGE 55 (STANDARD) AND
                    FEMALE NON-SMOKER ISSUE AGE 50 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $8,200 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES




                                0% Hypothetical                 6% Hypothetical                       12% Hypothetical
                            Gross Investment Return          Gross Investment Return               Gross Investment Return
                          ----------------------------  ---------------------------------   ------------------------------------
    End Of   Accumulated              Cash                            Cash                                 Cash
    Policy     Premiums    Policy   Surrender   Death     Policy    Surrender     Death       Policy     Surrender       Death
   Year (1)      (2)       Value     Value(3)  Benefit     Value     Value(3)     Benefit      Value      Value(3)      Benefit
   --------  -----------  -------   --------   -------  ---------   ---------   ---------   ----------   ----------   ----------
         1         8,610    5,767          0   505,767      6,146         176     506,146        6,526          556     506,526
         2        17,651   12,413      6,893   512,413     13,560       8,040     513,560       14,753        9,232     514,753
         3        27,143   18,872     13,736   518,872     21,208      16,073     521,208       23,730       18,595     523,730
         4        37,110   25,135     20,449   525,135     29,087      24,401     529,087       33,520       28,834     533,520
         5        47,576   31,193     26,957   531,193     37,192      32,955     537,192       44,187       39,951     544,187
         6        58,564   37,036     33,185   537,036     45,515      41,664     545,515       55,800       51,949     555,800
         7        70,103   42,650     39,248   542,650     54,047      50,645     554,047       68,432       65,030     568,432
         8        82,218   48,019     45,067   548,019     62,775      59,822     562,775       82,159       79,207     582,159
         9        94,939   53,127     50,559   553,127     71,681      69,114     571,681       97,066       94,498     597,066
        10       108,296   57,949     55,830   557,949     80,745      78,626     580,745      113,236      111,118     613,236
        15       185,791   82,292     82,292   582,292    133,918     133,918     633,918      224,243      224,243     724,243
        20       284,698   94,955     94,955   594,955    191,153     191,153     691,153      401,129      401,129     901,129
        25       410,930   78,047     78,047   578,047    230,390     230,390     730,390      657,960      657,960   1,157,960
        30       572,038    3,279      3,279   503,279    212,377     212,377     712,377    1,008,220    1,008,220   1,508,220
        35       777,658    0 (4)      0 (4)     0 (4)     72,804      72,804     572,804    1,457,045    1,457,045   1,957,045
        40     1,040,086                                    0 (4)       0 (4)       0 (4)    1,996,926    1,996,926   2,496,926
        45     1,375,018                                                                     2,593,410    2,593,410   3,093,410
        50     1,802,486                                                                     2,636,527    2,636,527   3,136,527


----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) Provided the basic No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the basic No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years.

(4)   In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

APPENDIX C:  AUDITED FINANCIAL STATEMENTS

     THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
     SEPARATE ACCOUNT B

     Audited Financial Statements

     Years ended December 31, 2001 and 2000 with Report of Independent Auditors

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Audited Financial Statements

                     Years ended December 31, 2001 and 2000






                                    CONTENTS

Report of Independent Auditors..............................................................   1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity.............................................   2
Statements of Operations and Changes in Contract Owners' Equity.............................   4
Notes to Financial Statements...............................................................  21

                         Report of Independent Auditors

To the Contract Owners of
The Manufacturers Life Insurance Company of New York Separate Account B

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of New York Separate Account B as of December 31, 2001, and the related statements of operations and changes in contract owners' equity for each of the periods presented herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York Separate Account B at December 31, 2001, and the results of its operations and the changes in its contract owners' equity for each of the periods presented herein in conformity with accounting principles generally accepted in the United States.

                                                         /s/ Ernst and Young LLP


Philadelphia, Pennsylvania
February 1, 2002

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2001

ASSETS
Investments at fair value:
    Sub-Accounts:
        Aggressive Growth Trust - 15,712 shares (cost $305,709)                                             $   207,717
        All Cap Growth Trust - 6,763 shares (cost $144,608)                                                      99,760
        All Cap Value Trust - 11,358 shares (cost $137,106)                                                     143,220
        Balanced Trust - 358 shares (cost $5,297)                                                                 4,863
        Blue Chip Growth Trust - 10,382 shares (cost $167,087)                                                  164,347
        Capital Opportunities Trust - 90 shares (cost $993)                                                         966
        Diversified Bond Trust - 29,672 shares (cost $290,019)                                                  314,222
        Dynamic Growth Trust - 7,066 shares (cost $41,430)                                                       33,636
        Emerging Small Company Trust - 4,204 shares (cost $159,903)                                             109,547
        Equity Income Trust - 5,388 shares (cost $80,335)                                                        81,523
        Equity Index Trust - 611 shares (cost $10,097)                                                            8,561
        Financial Services Trust - 264 shares (cost $3,006)                                                       3,069
        Fundamental Value Trust - 383 shares (cost $4,433)                                                        4,491
        Global Bond Trust - 20 shares (cost $225)                                                                   229
        Global Equity Trust - 9,292 shares (cost $149,442)                                                      120,802
        Growth Trust - 23,042 shares (cost $492,806)                                                            321,442
        Growth and Income Trust - 18,897 shares (cost $544,420)                                                 451,836
        Health Sciences Trust - 3,544 shares (cost $47,866)                                                      47,988
        High Yield Trust - 5,354 shares (cost $53,167)                                                           52,896
        Income and Value Trust - 581 shares (cost $5,941)                                                         5,883
        International Small Cap Trust - 7,562 shares (cost $147,966)                                             85,451
        International Stock Trust - 11,999 shares (cost $165,880)                                               115,070
        International Value Trust - 773 shares (cost $8,383)                                                      8,148
        Internet Technologies Trust - 1,877 shares (cost $9,005)                                                  7,114
        Investment Quality Bond Trust - 5,257 shares (cost $62,122)                                              62,300
        Large Cap Growth Trust - 25,203 shares (cost $342,108)                                                  249,260
        Lifestyle Growth 820 Trust - 5,035 shares (cost $57,474)                                                 56,645
        Mid Cap Growth Trust - 8,294 shares (cost $83,555)                                                       86,836
        Mid Cap Index Trust - 2,459 shares (cost $29,937)                                                        31,519
        Mid Cap Opportunities Trust - 14 shares (cost $138)                                                         151
        Mid Cap Stock Trust - 2,429 shares (cost $26,642)                                                        26,164
        Mid Cap Value Trust - 264 shares (cost $3,157)                                                            3,450
        Money Market Trust - 73,998 shares (cost $739,983)                                                      739,983
        Overseas Trust - 2,818 shares (cost $30,422)                                                             24,125

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2001

ASSETS (CONTINUED)
Investments at fair value:
    Sub-Accounts:
        Pacific Rim Emerging Markets Trust - 113 shares (cost $877)                                                 753
        Quantitative Equity Trust - 14,764 shares (cost $368,667)                                               253,939
        Real Estate Securities Trust - 429 shares (cost $6,241)                                                   6,654
        Science and Technology Trust - 9,965 shares (cost $252,516)                                             127,852
        Small Cap Index Trust - 823 shares (cost $8,465)                                                          9,282
        Small Company Blend Trust - 1,095 shares (cost $11,663)                                                  12,026
        Small Company Value Trust - 7,225 shares (cost $96,590)                                                  99,712
        Strategic Bond Trust - 29,821 shares (cost $310,167)                                                    320,278
        Strategic Opportunities Trust - 15,118 shares (cost $244,159)                                           191,095
        Telecommunications Trust - 165 shares (cost $1,345)                                                       1,309
        Total Return Trust - 5,542 shares (cost $77,209)                                                         76,920
        Total Stock Market Index Trust - 1,897 shares (cost $18,512)                                             18,572
        U.S. Government Securities Trust - 11,244 shares (cost $155,346)                                        154,261
        U.S. Large Cap Value Trust - 2,874 shares (cost $34,913)                                                 36,239
        Value Trust - 4,559 shares (cost $74,350)                                                                75,081
        500 Index Trust - 6,963 shares (cost $67,776)                                                            68,304
                                                                                                            -----------
Total assets                                                                                                $ 5,125,491
                                                                                                            ===========

CONTRACT OWNERS' EQUITY
Variable life contracts                                                                                     $ 5,125,491
                                                                                                            ===========


See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity



                                                                              SUB-ACCOUNT
                                                       ------------------------------------------------------------
                                                           AGGRESSIVE GROWTH                    ALL CAP GROWTH
                                                                TRUST                             TRUST
                                                       ------------------------------------------------------------
                                                       YEAR ENDED    YEAR ENDED        YEAR ENDED      YEAR ENDED
                                                       DEC. 31/01    DEC. 31/00        DEC. 31/01      DEC. 31/00
                                                       ------------------------------------------------------------

Income:
    Net investment income (loss) during the year       $      --       $      --       $   6,099       $      --

    Net realized gain (loss) during the year             (13,806)          5,567         (14,072)          2,738

    Unrealized appreciation (depreciation) during
        the year                                         (64,410)        (33,582)        (21,996)        (22,851)
                                                       ------------------------------------------------------------
Net increase (decrease) in assets from
    operations                                           (78,217)        (28,015)        (29,969)        (20,113)
                                                       ------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                              20,730         354,225          23,683         153,600
    Transfer on terminations                             (40,354)        (22,142)        (18,298)         (8,424)
    Transfer on policy loans                                  --              --              --              --
    Net interfund transfers                                1,490              --            (719)             --
                                                       ------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                               (18,134)        332,083           4,666         145,176
                                                       ------------------------------------------------------------
Total increase (decrease) in assets                      (96,351)        304,068         (25,303)        125,063

Assets beginning of year                                 304,068              --         125,063              --
                                                       ------------------------------------------------------------
Assets end of year                                     $ 207,717       $ 304,068       $  99,760       $ 125,063
                                                       ============================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.


See accompanying notes.

                                                                         SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
  ALL CAP                                                                 BLUE CHIP                 CAPITAL APPRECI-  CAPITAL OPPOR-
VALUE TRUST                   BALANCED TRUST                            GROWTH TRUST                ATION TRUST       TUNITIES TRUST
------------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED            YEAR ENDED           YEAR ENDED           YEAR ENDED      PERIOD ENDED      PERIOD ENDED
DEC. 31/01*         DEC. 31/01            DEC. 31/00           DEC. 31/01           DEC. 31/00      DEC. 31/01*       DEC. 31/01*
------------------------------------------------------------------------------------------------------------------------------------
$      18           $      39           $      --           $   2,766           $      20           $      --         $      --
       61                 (66)                  9              (3,821)                 55                  95               (20)

    6,114                (374)                (61)             (3,215)                475                  --               (27)
------------------------------------------------------------------------------------------------------------------------------------

    6,193                (401)                (52)             (4,270)                550                  95               (47)
------------------------------------------------------------------------------------------------------------------------------------

  139,664               3,716               2,200             143,359              28,060                  --                --
   (2,637)               (500)               (174)            (12,623)             (3,004)                (95)             (212)
       --                  --                  --                  --                  --                  --                --
       --                  74                  --              10,653               1,622                  --             1,225
------------------------------------------------------------------------------------------------------------------------------------

  137,027               3,290               2,026             141,389              26,678                 (95)            1,013
------------------------------------------------------------------------------------------------------------------------------------
  143,220               2,889               1,974             137,119              27,228                  --               966

       --               1,974                  --              27,228                  --                  --                --
------------------------------------------------------------------------------------------------------------------------------------
$ 143,220           $   4,863           $   1,974           $ 164,347           $  27,228           $      --         $     966
====================================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)


                                                                              SUB-ACCOUNT
                                                       ------------------------------------------------------------
                                                         DIVERSIFIED BOND TRUST           DYNAMIC GROWTH TRUST
                                                       ------------------------------------------------------------
                                                       YEAR ENDED      YEAR ENDED      YEAR ENDED      PERIOD ENDED
                                                       DEC. 31/01      DEC. 31/00      DEC. 31/01      DEC. 31/00**
                                                       ------------------------------------------------------------
Income:
    Net investment income (loss) during the year       $  18,942       $      --       $      51       $      --
    Net realized gain (loss) during the year               5,776           2,441         (10,501)           (131)
    Unrealized appreciation (depreciation) during
        the year                                          (1,519)         25,722          (4,568)         (3,225)
                                                       ------------------------------------------------------------
Net increase (decrease) in assets from
    operations                                            23,199          28,163         (15,018)         (3,356)
                                                       ------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                               3,969         325,738          28,637          31,704
    Transfer on terminations                             (56,293)        (10,554)         (6,677)         (2,685)
    Transfer on policy loans                                  --              --              --              --
    Net interfund transfers                                   --              --              94             937
                                                       ------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                               (52,324)        315,184          22,054          29,956
                                                       ------------------------------------------------------------
Total increase (decrease) in assets                      (29,125)        343,347           7,036          26,600

Assets beginning of year                                 343,347              --          26,600              --
                                                       ------------------------------------------------------------
Assets end of year                                     $ 314,222       $ 343,347       $  33,636       $  26,600
                                                       ============================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                                SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
          EMERGING SMALL                                                                                                 FINANCIAL
          COMPANY TRUST                        EQUITY INCOME TRUST                    EQUITY INDEX TRUST              SERVICES TRUST
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED         PERIOD ENDED
DEC. 31/01          DEC. 31/00          DEC. 31/01          DEC. 31/00          DEC. 31/01          DEC. 31/00         DEC. 31/01*
------------------------------------------------------------------------------------------------------------------------------------

$   4,759           $      --           $     811           $      --           $     148           $      --          $       1
   (7,522)              3,715                (276)                 36                (396)                 25                (13)

  (30,741)            (19,615)                451                 737                (966)               (571)                63
------------------------------------------------------------------------------------------------------------------------------------

  (33,504)            (15,900)                986                 773              (1,214)               (546)                51
------------------------------------------------------------------------------------------------------------------------------------

   18,570             171,053              77,598               7,841               5,000               8,721              1,055
  (20,666)            (10,101)             (8,186)             (1,292)             (2,100)             (1,300)              (280)
       --                  --                  --                  --                  --                  --                 --
       95                  --               3,803                  --                  --                  --              2,243
------------------------------------------------------------------------------------------------------------------------------------

   (2,001)            160,952              73,215               6,549               2,900               7,421              3,018
------------------------------------------------------------------------------------------------------------------------------------
  (35,505)            145,052              74,201               7,322               1,686               6,875              3,069

  145,052                  --               7,322                  --               6,875                  --                 --
------------------------------------------------------------------------------------------------------------------------------------
$ 109,547           $ 145,052           $  81,523           $   7,322           $   8,561           $   6,875          $   3,069
====================================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)



                                                                          SUB-ACCOUNT
                                                       ----------------------------------------------------------
                                                       FUNDAMENTAL     GLOBAL
                                                       VALUE TRUST     BOND TRUST        GLOBAL EQUITY TRUST
                                                       ----------------------------------------------------------
                                                       PERIOD ENDED    YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DEC. 31/01*     DEC. 31/01      DEC. 31/01      DEC. 31/00
                                                       ----------------------------------------------------------

Income:
    Net investment income (loss) during the year       $      --       $      --       $  24,594       $      --
    Net realized gain (loss) during the year                  --               2          (6,860)             53
    Unrealized appreciation (depreciation) during
        the year                                              57               4         (41,893)         13,254
                                                       ----------------------------------------------------------
Net increase (decrease) in assets from
    operations                                                57               6         (24,159)         13,307
                                                       ----------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                  --             288          22,331         138,000
    Transfer on terminations                                 (52)            (65)         (9,263)         (7,232)
    Transfer on policy loans                                  --              --              --              --
    Net interfund transfers                                4,486              --         (12,182)             --
                                                       ----------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                                 4,434             223             886         130,768
                                                       ----------------------------------------------------------
Total increase (decrease) in assets                        4,491             229         (23,273)        144,075

Assets beginning of year                                      --              --         144,075              --
                                                       ----------------------------------------------------------
Assets end of year                                     $   4,491       $     229       $ 120,802       $ 144,075
                                                       ==========================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.


See accompanying notes.

                                                          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------
                                       GROWTH AND INCOME            HEALTH                                                INCOME &
         GROWTH TRUST                       TRUST                SCIENCES TRUST           HIGH YIELD TRUST              VALUE TRUST
-----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED       YEAR ENDED       YEAR ENDED      YEAR ENDED     PERIOD ENDED        YEAR ENDED      YEAR ENDED          YEAR ENDED
DEC. 31/01       DEC. 31/00       DEC. 31/01      DEC. 31/00     DEC. 31/01*         DEC. 31/01      DEC. 31/00          DEC. 31/01
-----------------------------------------------------------------------------------------------------------------------------------
$      --        $      --       $  23,704      $      35        $      --           $     543       $       2           $      --
  (23,730)           1,672         (18,532)           869                6                (244)            (38)                (29)

  (52,413)        (118,951)        (58,002)       (34,597)             122                 (68)           (202)                (59)
-----------------------------------------------------------------------------------------------------------------------------------

  (76,143)        (117,279)        (52,830)       (33,693)             128                 231            (238)                (88)
-----------------------------------------------------------------------------------------------------------------------------------

   45,985          495,790         104,284        528,869           46,563              52,624           4,122               3,675
  (42,797)         (34,745)        (57,850)       (28,253)            (946)             (3,007)         (1,035)               (487)
       --               --              --             --               --                  --              --                  --
   50,631               --          (8,963)            --            2,243                 199              --               2,783
-----------------------------------------------------------------------------------------------------------------------------------

   53,819          461,045          37,471        500,616           47,860              49,816           3,087               5,971
-----------------------------------------------------------------------------------------------------------------------------------
  (22,324)         343,766         (15,359)       466,923           47,988              50,047           2,849               5,883

  343,766               --         467,195            272               --               2,849              --                  --
-----------------------------------------------------------------------------------------------------------------------------------
$ 321,442        $ 343,766       $ 451,836      $ 467,195        $  47,988           $  52,896       $   2,849           $   5,883
===================================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)



                                                                                 SUB-ACCOUNT
                                                       ----------------------------------------------------------
                                                          INTERNATIONAL SMALL CAP           INTERNATIONAL STOCK
                                                                  TRUST                          TRUST
                                                       ----------------------------------------------------------
                                                       YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DEC. 31/01      DEC. 31/00      DEC. 31/01      DEC. 31/00
                                                       ----------------------------------------------------------
Income:
    Net investment income (loss) during the year       $      --       $      --       $   6,031       $      --
    Net realized gain (loss) during the year             (11,193)           (540)         (7,881)            919
    Unrealized appreciation (depreciation) during
        the year                                         (27,214)        (35,301)        (31,446)        (19,364)
                                                       ----------------------------------------------------------
Net increase (decrease) in assets from
    operations                                           (38,407)        (35,841)        (33,296)        (18,445)
                                                       ----------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                              17,697         163,807          17,838         179,836
    Transfer on terminations                             (16,152)         (5,494)        (22,654)         (8,455)
    Transfer on policy loans                                  --              --              --              --
    Net interfund transfers                                 (784)            625             246              --
                                                       ----------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                                   761         158,938          (4,570)        171,381
                                                       ----------------------------------------------------------
Total increase (decrease) in assets                      (37,646)        123,097         (37,866)        152,936

Assets beginning of year                                 123,097              --         152,936              --
                                                       ----------------------------------------------------------
Assets end of year                                     $  85,451       $ 123,097       $ 115,070       $ 152,936
                                                       ==========================================================


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.


See accompanying notes.

                                           SUB-ACCOUNT
-----------------------------------------------------------------------------------------------
      INTERNATIONAL VALUE             INTERNET TECHNOLOGIES         INVESTMENT QUALITY BOND
           TRUST                             TRUST                            TRUST
-----------------------------------------------------------------------------------------------
YEAR ENDED       YEAR ENDED       YEAR ENDED       PERIOD ENDED     YEAR ENDED       YEAR ENDED
DEC. 31/01       DEC. 31/00       DEC. 31/01       DEC. 31/00**     DEC. 31/01       DEC. 31/00
-----------------------------------------------------------------------------------------------
$    101         $     --         $     --         $     --         $     32         $     --
    (101)             (18)          (1,542)            (214)              57                2

    (322)              88             (870)          (1,021)             154               24
-----------------------------------------------------------------------------------------------

    (322)              70           (2,412)          (1,235)             243               26
-----------------------------------------------------------------------------------------------

   6,709            2,242            8,670            4,347           63,089              342
  (1,452)            (391)          (1,842)          (1,039)          (3,696)             (60)
      --               --               --               --               --               --
   1,292               --               --              625            2,356               --
-----------------------------------------------------------------------------------------------

   6,549            1,851            6,828            3,933           61,749              282
-----------------------------------------------------------------------------------------------
   6,227            1,921            4,416            2,698           61,992              308

   1,921               --            2,698               --              308               --
-----------------------------------------------------------------------------------------------
$  8,148         $  1,921         $  7,114         $  2,698         $ 62,300         $    308
===============================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)



                                                                               SUB-ACCOUNT
                                                         ---------------------------------------------------
                                                                    LARGE CAP              LIFESTYLE GROWTH
                                                                  GROWTH TRUST                820 TRUST
                                                         ---------------------------------------------------
                                                         YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                         DEC. 31/01        DEC. 31/00        DEC. 31/01
                                                         ---------------------------------------------------

Income:
    Net investment income (loss) during the year         $  11,436         $      --         $      --
    Net realized gain (loss) during the year               (15,176)            2,400              (281)
    Unrealized appreciation (depreciation) during
        the year                                           (49,602)          (43,246)             (829)
                                                         ---------------------------------------------------
Net increase (decrease) in assets from
    operations                                             (53,342)          (40,846)           (1,110)
                                                         ---------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                41,727           355,956            62,339
    Transfer on terminations                               (46,805)          (17,339)           (4,584)
    Transfer on policy loans                                    --                --                --
    Net interfund transfers                                  9,909                --                --
                                                         ---------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                                   4,831           338,617            57,755
                                                         ---------------------------------------------------
Total increase (decrease) in assets                        (48,511)          297,771            56,645

Assets beginning of year                                   297,771                --                --
                                                         ---------------------------------------------------
Assets end of year                                       $ 249,260         $ 297,771         $  56,645
                                                         ===================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                               SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
  MID CAP       MID CAP INDEX                              MID CAP               MID CAP STOCK
GROWTH TRUST        TRUST                            OPPORTUNITIES TRUST            TRUST
-----------------------------------------------------------------------------------------------------
PERIOD ENDED     YEAR ENDED          PERIOD ENDED        PERIOD ENDED     YEAR ENDED       YEAR ENDED
DEC. 31/01*      DEC. 31/01          DEC. 31/00**        DEC. 31/01*      DEC. 31/01       DEC. 31/00
-----------------------------------------------------------------------------------------------------
$     --         $    195            $     --            $     --         $     --         $     --
      47              (72)                 --                   3             (316)              15

   3,280            1,578                   4                  13             (652)             174
-----------------------------------------------------------------------------------------------------

   3,327            1,701                   4                  16             (968)             189
-----------------------------------------------------------------------------------------------------

  84,254            8,783               1,775                 185           17,623           14,481
    (745)          (1,872)                (33)                (50)          (3,078)            (980)
      --               --                  --                  --           (2,654)              --
      --           21,161                  --                  --            1,551               --
-----------------------------------------------------------------------------------------------------

  83,509           28,072               1,742                 135           13,442           13,501
-----------------------------------------------------------------------------------------------------
  86,836           29,773               1,746                 151           12,474           13,690

      --            1,746                  --                  --           13,690               --
-----------------------------------------------------------------------------------------------------
$ 86,836         $ 31,519            $  1,746            $    151         $ 26,164         $ 13,690
=====================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)



                                                                         SUB-ACCOUNT
                                                         -----------------------------------------------
                                                           MID CAP                 MONEY MARKET
                                                         VALUE TRUST                  TRUST
                                                         -----------------------------------------------
                                                         PERIOD ENDED      YEAR ENDED        YEAR ENDED
                                                         DEC. 31/01*       DEC. 31/01        DEC. 31/00
                                                         -----------------------------------------------
Income:
    Net investment income (loss) during the year         $       8         $  16,703         $   5,232
    Net realized gain (loss) during the year                     1                --                --
    Unrealized appreciation (depreciation) during
        the year                                               293                --                --
                                                         -----------------------------------------------
Net increase (decrease) in assets from
    operations                                                 302            16,703             5,232
                                                         -----------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                 2,471           745,601           245,912
    Transfer on terminations                                  (461)          (49,951)          (10,047)
    Transfer on policy loans                                    --                --                --
    Net interfund transfers                                  1,138          (202,450)          (11,017)
                                                         -----------------------------------------------
Net increase (decrease) in assets from
    principal transactions                                   3,148           493,200           224,848
                                                         -----------------------------------------------
Total increase (decrease) in assets                          3,450           509,903           230,080

Assets beginning of year                                        --           230,080                --
                                                         -----------------------------------------------
Assets end of year                                       $   3,450         $ 739,983         $ 230,080
                                                         ===============================================



* Reflects the period from commencement of operations May 1, 2001 thorough December 31, 2001.

See accompanying notes.

                                                              SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
                                          PACIFIC RIM EMERGING             QUANTITATIVE EQUITY                  REAL ESTATE
         OVERSEAS TRUST                     MARKETS TRUST                          TRUST                       SECURITIES TRUST
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED       YEAR ENDED        YEAR ENDED      YEAR ENDED       YEAR ENDED
DEC. 31/01        DEC. 31/00        DEC. 31/01        DEC. 31/00       DEC. 31/01        DEC. 31/00      DEC. 31/01       DEC. 31/00
------------------------------------------------------------------------------------------------------------------------------------

$   1,444         $      --         $       2         $      --        $  43,657         $     277       $      86        $      --
   (1,593)                1               (35)             (129)         (17,358)            3,469              80               13

   (5,009)           (1,287)              (90)              (34)        (104,731)          (10,022)             30              383
------------------------------------------------------------------------------------------------------------------------------------

   (5,158)           (1,286)             (123)             (163)         (78,432)           (6,276)            196              396
------------------------------------------------------------------------------------------------------------------------------------

   20,395            17,042               495               659           32,322           357,658           4,556            2,459
   (4,865)           (2,097)             (142)               27          (47,352)          (17,682)           (694)            (199)
       --                --                --                --               --                --              --               --
       94                --                --                --           10,597             2,823             (60)              --
------------------------------------------------------------------------------------------------------------------------------------

   15,624            14,945               353               686           (4,433)          342,799           3,802            2,260
------------------------------------------------------------------------------------------------------------------------------------
   10,466            13,659               230               523          (82,865)          336,523           3,998            2,656

   13,659                --               523                --          336,804               281           2,656               --
------------------------------------------------------------------------------------------------------------------------------------

$  24,125         $  13,659         $     753         $     523        $ 253,939         $ 336,804       $   6,654        $   2,656
====================================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)



                                                                                     SUB-ACCOUNT
                                                      ---------------------------------------------------------------------------
                                                              SCIENCE AND             SMALL CAP                SMALL COMPANY
                                                            TECHNOLOGY TRUST          INDEX TRUST               BLEND TRUST
                                                      ---------------------------------------------------------------------------
                                                       YEAR ENDED     YEAR ENDED      PERIOD ENDED     YEAR ENDED      YEAR ENDED
                                                       DEC. 31/01     DEC. 31/00      DEC. 31/01*      DEC. 31/01      DEC. 31/00
                                                      ---------------------------------------------------------------------------

Income:
    Net investment income (loss) during the year       $   6,660      $      44       $     147        $      27       $     214
    Net realized gain (loss) during the year             (17,387)         1,705             (55)          (1,050)            (59)
    Unrealized appreciation (depreciation) during
        the year                                         (59,994)       (64,670)            817            1,327            (964)
                                                      ---------------------------------------------------------------------------
Net increase (decrease) in assets from
    operations                                           (70,721)       (62,921)            909              304            (809)
                                                      ---------------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                              60,328        234,337           8,560           10,106           3,136
    Transfer on terminations                             (26,197)       (19,138)           (847)          (1,973)           (835)
    Transfer on policy loans                              (2,654)            --              --               --              --
    Net interfund transfers                               12,307          2,511             660            1,472             625
                                                      ---------------------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                                43,784        217,710           8,373            9,605           2,926
                                                      ---------------------------------------------------------------------------
Total increase (decrease) in assets                      (26,937)       154,789           9,282            9,909           2,117

Assets beginning of year                                 154,789             --              --            2,117              --
                                                      ---------------------------------------------------------------------------
Assets end of year                                     $ 127,852      $ 154,789       $   9,282        $  12,026       $   2,117
                                                      ===========================================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
         SMALL COMPANY                                                      STRATEGIC OPPORTUNITIES
         VALUE TRUST                     STRATEGIC BOND TRUST                     TRUST
----------------------------------------------------------------------------------------------------
YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED
DEC. 31/01        DEC. 31/00        DEC. 31/01        DEC. 31/00        DEC. 31/01        DEC. 31/00
----------------------------------------------------------------------------------------------------
$      15         $      --         $  25,508         $      --         $  25,151         $      61
      333                55             2,843             1,855            (9,166)            1,089

    2,687               435            (7,997)           18,108           (43,829)           (9,234)
----------------------------------------------------------------------------------------------------

    3,035               490            20,354            19,963           (27,844)           (8,084)
----------------------------------------------------------------------------------------------------

   99,052             5,000             6,436           330,616            62,550           203,801
   (5,427)           (1,078)          (56,422)          (11,023)          (30,035)          (10,415)
   (2,654)               --                --                --                --                --
    1,294                --            10,354                --             1,122                --
----------------------------------------------------------------------------------------------------

   92,265             3,922           (39,632)          319,593            33,637           193,386
----------------------------------------------------------------------------------------------------
   95,300             4,412           (19,278)          339,556             5,793           185,302

    4,412                --           339,556                --           185,302                --
----------------------------------------------------------------------------------------------------
$  99,712         $   4,412         $ 320,278         $ 339,556         $ 191,095         $ 185,302
====================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)


                                                                                SUB-ACCOUNT
                                                         -------------------------------------------------------------------
                                                         TELECOMMUNI-                                        TOTAL STOCK
                                                         CATIONS TRUST        TOTAL RETURN TRUST          MARKET INDEX TRUST
                                                         -------------------------------------------------------------------
                                                         PERIOD ENDED     YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                         DEC. 31/01*      DEC. 31/01       DEC. 31/00       DEC. 31/01**
                                                         -------------------------------------------------------------------
Income:
    Net investment income (loss) during the year         $     --         $    549         $     --         $    149
    Net realized gain (loss) during the year                  (27)             106                7               30
    Unrealized appreciation (depreciation) during
        the year                                              (36)            (355)              66               60
                                                         -------------------------------------------------------------------
Net increase (decrease) in assets from
    operations                                                (63)             300               73              239
                                                         -------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                1,536           69,888              212           11,463
    Transfer on terminations                                 (164)          (4,657)            (273)            (890)
    Transfer on policy loans                                   --               --               --               --
    Net interfund transfers                                    --           10,128            1,249            7,760
                                                         -------------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                                  1,372           75,359            1,188           18,333
                                                         -------------------------------------------------------------------
Total increase (decrease) in assets                         1,309           75,659            1,261           18,572

Assets beginning of year                                       --            1,261               --               --
                                                         -------------------------------------------------------------------
Assets end of year                                       $  1,309         $ 76,920         $  1,261         $ 18,572
                                                         ===================================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                    SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
        U.S. GOVERNMENT                     U.S. LARGE CAP
        SECURITIES TRUST                     VALUE TRUST                      VALUE TRUST
---------------------------------------------------------------------------------------------------
YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED       YEAR ENDED        YEAR ENDED
DEC. 31/01        DEC. 31/00        DEC. 31/01        DEC. 31/00       DEC. 31/01        DEC. 31/00
---------------------------------------------------------------------------------------------------
$     238         $      --         $     129         $      --         $     806         $      --
       78                --              (448)               (2)              638                54

   (1,161)               77             1,400               (75)             (632)            1,363
---------------------------------------------------------------------------------------------------

     (845)               77             1,081               (77)              812             1,417
---------------------------------------------------------------------------------------------------

  153,668             4,203            34,117             8,797            71,669             9,068
   (5,117)              (16)           (5,164)           (1,770)           (8,419)           (1,551)
       --                --                --                --            (2,654)               --

    2,291                --              (745)               --             4,739                --
---------------------------------------------------------------------------------------------------

  150,842             4,187            28,208             7,027            65,335             7,517
---------------------------------------------------------------------------------------------------
  149,997             4,264            29,289             6,950            66,147             8,934

    4,264                --             6,950                --             8,934                --
---------------------------------------------------------------------------------------------------
$ 154,261         $   4,264         $  36,239         $   6,950         $  75,081         $   8,934
===================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)


                                                                   SUB-ACCOUNT
                                                         -------------------------------
                                                                  500 INDEX TRUST                            TOTAL
                                                         ------------------------------------------------------------------------
                                                         YEAR ENDED          PERIOD ENDED        YEAR ENDED          YEAR ENDED
                                                         DEC. 31/01          DEC. 31/00**        DEC. 31/01          DEC. 31/00
                                                         ------------------------------------------------------------------------
Income:
    Net investment income (loss) during the year         $       518         $         1         $   222,067         $     5,886
    Net realized gain (loss) during the year                    (357)                 --            (173,771)             27,633
    Unrealized appreciation (depreciation) during
        the year                                                 531                  (3)           (596,039)           (357,966)
                                                         ------------------------------------------------------------------------
Net increase (decrease) in assets from
    operations                                                   692                  (2)           (547,743)           (324,447)
                                                         ------------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                  27,334                 701           2,493,192           4,396,310
    Transfer on terminations                                  (5,691)               (143)           (640,786)           (240,972)
    Transfer on policy loans                                      --                  --             (10,616)                 --
    Net interfund transfers                                   45,413                  --                  --                  --
                                                         ------------------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                                    67,056                 558           1,841,790           4,155,338
                                                         ------------------------------------------------------------------------
Total increase (decrease) in assets                           67,748                 556           1,294,047           3,830,891

Assets beginning of year                                         556                  --           3,831,444                 553
                                                         ------------------------------------------------------------------------
Assets end of year                                       $    68,304         $       556         $ 5,125,491         $ 3,831,444
                                                         ========================================================================


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.


See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Notes to Financial Statements

                                December 31, 2001

1. ORGANIZATION

The Manufacturers Life Insurance Company of New York Separate Account B (the Account) is a separate account established by The Manufacturers Life Insurance Company of New York (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and has sixty investment sub-accounts. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust (Trust) portfolio. The Trust is an open-end management investment company, commonly known as a mutual fund, which is not offered to the public but sold only to insurance companies and their separate accounts as the underlying investment medium for variable contracts. The Account is a funding vehicle for single premium and variable universal life contracts (the Contracts) issued by the Company. The Company is a wholly owned subsidiary of The Manufacturers Life Insurance Company of North America (MNA). MNA is an indirect, wholly owned subsidiary of the Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been renamed as follows:

            PREVIOUS NAME                               NEW NAME                                  EFFECTIVE DATE
            -------------                               --------                                  --------------

         Mid Cap Blend Trust                  Strategic Opportunities Trust                         May 1, 2001
        Mid Cap Growth Trust                      All Cap Growth Trust                              May 2, 2000

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)



1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of the Company:

                                                       COMMENCEMENT OF OPERATIONS OF THE SUB-ACCOUNTS
                                                       ----------------------------------------------
All Cap Value Trust                                                     May 1, 2001
Capital Appreciation Trust                                              May 1, 2001
Capital Opportunities Trust                                             May 1, 2001
Dynamic Growth Trust                                                    May 2, 2000
Financial Services Trust                                                May 1, 2001
Fundamental Value Trust                                                 May 1, 2001
Health Sciences Trust                                                   May 1, 2001
International Index Trust                                               May 2, 2000
Internet Technologies Trust                                             May 2, 2000
Mid Cap Growth Trust                                                    May 1, 2001
Mid Cap Index Trust                                                     May 2, 2000
Mid Cap Opportunities Trust                                             May 1, 2001
Mid Cap Value Trust                                                     May 1, 2001
Quantitative Mid Cap Trust                                              May 1, 2001
Small Cap Index Trust                                                   May 2, 2000
Strategic Growth Trust                                                  May 1, 2001
Tactical Allocation Trust                                               May 2, 2000
Telecommunications Trust                                                May 1, 2001
Total Stock Market Index Trust                                          May 2, 2000
Utilities Trust                                                         May 1, 2001
500 Index Trust                                                         May 2, 2000

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios which value their investment securities at fair value. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from these estimates.

3. CONTRACT CHARGES

The Company deducts certain charges from gross premium before placing the remaining net premiums in the sub-account. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting and policy issue. Each month a deduction consisting of an administration charge, a charge for cost of insurance, a charge for mortality and expense risk and charges for supplementary benefits is deducted from the policy value.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)

4. PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2001 were as follows:

                                                                                               PURCHASES       SALES
                                                                                          ------------------------------
SUB-ACCOUNTS:
    Aggressive Growth Trust                                                               $       16,881     $    35,016
    All Cap Growth Trust                                                                          36,053          25,288
    All Cap Value Trust                                                                          138,408           1,363
    Balanced Trust                                                                                 3,752             424
    Blue Chip Growth Trust                                                                       157,309          13,155
    Capital Appreciation Trust                                                                     4,994           5,089
    Capital Opportunities Trust                                                                    1,223             210
    Diversified Bond Trust                                                                        22,546          55,927
    Dynamic Growth Trust                                                                          31,905           9,800
    Emerging Small Company Trust                                                                  21,162          18,404
    Equity Income Trust                                                                           87,607          13,581
    Equity Index Trust                                                                             5,148           2,101
    Financial Services Trust                                                                       3,239             220
    Fundamental Value Trust                                                                        4,486              53
    Global Bond Trust                                                                                281              58
    Global Equity Trust                                                                           57,685          32,205
    Growth Trust                                                                                  89,048          35,229
    Growth and Income Trust                                                                      130,120          68,945
    Health Sciences Trust                                                                         47,945              85
    High Yield Trust                                                                              51,456           1,096
    Income and Value Trust                                                                         6,352             382
    International Small Cap Trust                                                                 16,269          15,508
    International Stock Trust                                                                     23,001          21,540
    International Value Trust                                                                      7,946           1,295
    Internet Technologies Trust                                                                    7,832           1,004
    Investment Quality Bond Trust                                                                 63,298           1,517
    Large Cap Growth Trust                                                                        59,280          43,012
    Lifestyle Growth 820 Trust                                                                    60,959           3,203
    Mid Cap Growth Trust                                                                          84,014             506
    Mid Cap Index Trust                                                                           29,418           1,151
    Mid Cap Opportunities Trust                                                                      198              63
    Mid Cap Stock Trust                                                                           15,489           2,048
    Mid Cap Value Trust                                                                            3,552             395
    Money Market Trust                                                                           730,320         220,417
    Overseas Trust                                                                                21,507           4,438
    Pacific Rim Emerging Markets Trust                                                               494             139
    Quantitative Equity Trust                                                                     84,125          44,901

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)

4. PURCHASES AND SALES OF INVESTMENTS (CONT'D)

                                                                                                PURCHASES         SALES
                                                                                              ---------------------------
SUB-ACCOUNTS:
    Real Estate Securities Trust                                                                   4,524             636
    Science and Technology Trust                                                                  68,955          18,511
    Small Cap Index Trust                                                                          9,014             495
    Small Company Blend Trust                                                                     11,130           1,497
    Small Company Value Trust                                                                     95,657           3,377
    Strategic Bond Trust                                                                          38,238          52,362
    Strategic Opportunities Trust                                                                 85,236          26,447
    Telecommunications Trust                                                                       1,505             133
    Total Return Trust                                                                            79,327           3,419
    Total Stock Market Index Trust                                                                20,356           1,874
    U.S. Government Securities Trust                                                             153,764           2,684
    U.S. Large Cap Value Trust                                                                    32,919           4,582
    Value Trust                                                                                   79,952          13,812
    500 Index Trust                                                                               70,994           3,420
                                                                                              ---------------------------
Total                                                                                         $2,876,873        $813,017
                                                                                              ===========================


5. FINANCIAL HIGHLIGHTS

                                                                                  FOR THE YEAR ENDED
                                      AT DECEMBER 31, 2001                         DECEMBER 31, 2001
                                     -------------------------------------------------------------------
                                                                               INVESTMENT
                                                       UNIT         NET          INCOME         TOTAL
                                       UNITS           VALUE       ASSETS        RATIO*        RETURN**
                                     -------------------------------------------------------------------
SUB-ACCOUNTS:
    Aggressive Growth Trust           20,820        $    9.98     $207,717          --         -25.98%
    All Cap Growth Trust              10,175             9.80       99,760          --         -23.77%
    All Cap Value Trust+              11,356            12.61      143,220         0.04%         0.90%
    Balanced Trust                       613             7.93        4,863         2.19%       -10.20%
    Blue Chip Growth Trust            16,940             9.70      164,347          --         -14.60%
    Capital Opportunities Trust+          90            10.70          966          --         -14.40%
    Diversified Bond Trust            26,609            11.81      314,222         5.48%         7.09%
    Dynamic Growth Trust               7,054             4.77       33,636         0.17%       -40.24%
    Emerging Small Company Trust       8,455            12.96      109,547          --         -22.24%
    Equity Income Trust                7,078            11.52       81,523         1.64%         1.29%
    Equity Index Trust                   926             9.24        8,561         1.03%       -12.26%
    Financial Services Trust+            264            11.63        3,069         0.08%        -6.93%
    Fundamental Value Trust+             383            11.73        4,491          --          -6.16%
    Global Bond Trust                     24             9.53          229          --           0.53%
    Global Equity Trust               12,768             9.46      120,802         2.45%       -16.09%

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)

5. FINANCIAL HIGHLIGHTS (CONT'D)

                                          -----------------------------------------------------------------
                                                                                    INVESTMENT
                                                            UNIT       NET            INCOME       TOTAL
                                           UNITS            VALUE     ASSETS          RATIO*       RETURN**
                                          -----------------------------------------------------------------
SUB-ACCOUNTS:
Growth Trust                               41,935            7.66     321,442          --         -21.37%
Growth and Income Trust                    48,091            9.40     451,836           0.41%     -11.28%
Health Sciences Trust+                      3,544           13.54      47,988          --            8.32%
High Yield Trust                            5,731            9.23      52,896           9.19%     -5.48%
Income and Value Trust                        521           11.29       5,883           2.68%        0.98%
International Small Cap Trust               9,696            8.81      85,451          --         -31.10%
International Stock Trust                  13,999            8.22     115,070           0.20%     -21.54%
International Value Trust                     745           10.93       8,148           1.02%     -9.97%
Internet Technologies Trust                 1,877            3.79       7,114          --         -46.09%
Investment Quality Bond Trust               5,368           11.61      62,300           5.47%        7.33%
Large Cap Growth Trust                     29,100            8.57     249,260          --         -17.81%
Lifestyle Growth 820 Trust                  5,603           10.11      56,645           1.40%     -8.97%
Mid Cap Growth Trust+                       8,294           10.47      86,836          --         -16.24%
Mid Cap Index Trust                         2,395           13.16      31,519           0.85%     -1.73%
Mid Cap Opportunities Trust+                   14           10.59         151          --         -15.28%
Mid Cap Stock Trust                         2,429           10.77      26,164          --         -10.99%
Mid Cap Value Trust+                          264           13.09       3,450           0.74%        4.72%
Money Market Trust                         64,557           11.46     739,983           3.59%        3.59%
Overseas Trust                              2,812            8.58      24,152           0.27%     -21.09%
Pacific Rim Emerging Markets Trust             77            9.73         753           0.41%     -18.57%
Quantitative Equity Trust                  26,366            9.63     253,939           0.30%     -22.95%
Real Estate Securities Trust                  561           11.86       6,654           3.75%        3.15%
Science and Technology Trust               17,279            7.40     127,852          --         -41.25%
Small Cap Index Trust                         781           11.88       9,282           1.85%        1.41%
Small Company Blend Trust                     954           12.60      12,026          --         -2.30%
Small Company Value Trust                   8,232           12.11      99,712           0.17%        6.54%
Strategic Bond Trust                       27,510           11.64     320,278           7.96%        6.24%
Strategic Opportunities Trust              19,278            9.91     191,095           0.50%     -15.25%
Telecommunications Trust+                     165            7.93       1,309          --         -36.56%
Total Return Trust                          5,178           14.86      76,920           3.59%        8.28%
Total Stock Market Index Trust              1,864            9.96      18,572           0.92%     -11.41%
U.S. Government Securities Trust           12,983           11.88     154,261           4.75%        7.03%
U.S. Large Cap Value Trust                  2,818           12.86      36,239           0.38%     -2.55%
Value Trust                                 6,187           12.13      75,081           0.53%        3.42%
500 Index Trust                             6,896            9.91      68,304           0.84%     -12.37%

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)

5. FINANCIAL HIGHLIGHTS (CONT'D)

   * These ratios represent the dividends, excluding distributions of capital gains, distributed by the Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average net assets of the respective Trust portfolio which approximates the ratio of dividends, excluding distribution of capital gains, received per unit from the underlying Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average unit value. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reduction in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Trust portfolio in which the sub-accounts invest.

   ** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction to unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the separate account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

+ Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

6. RELATED PARTY TRANSACTIONS

The Company has a formal service agreement with its affiliate, Manulife Financial which can be terminated by either party upon thirty days notice. Under this agreement, the Company pays for legal, actuarial, investment and certain other administrative services. The Company has an underwriting agreement with its affiliate, Manufacturers Securities Services LLC (MSS). MSS has an Administrative Services Agreement with Wood Logan for marketing services for the sale of variable universal life contracts.

7. SUBSEQUENT EVENT

Effective January 1, 2002, the parent company, MNA, was merged with and into The Manufacturers Life Insurance Company (U.S.A.) ("Manulife U.S.A."), an indirect parent company of MNY. Manulife U.S.A. will undertake all future operations of MNA.

Also, effective January 1, 2002, MSS is no longer the exclusive distributor of all Contracts issued by the Company This service will now be exclusively offered by Manulife Financial Securities LLC, a wholly owned subsidiary of Manulife U.S.A.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT B
Financial Statements

Nine months ended September 30, 2002 (Unaudited) with December 31, 2001 comparatives

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                              Financial Statements

                Nine months ended September 30, 2002 (Unaudited)
                       with December 31, 2001 comparatives

                                    Contents

Financial Statements

Statement of Assets and Contract Owners' Equity...........................     1
Statements of Operations and Changes in Contract Owners' Equity ..........     3
Notes to Financial Statements.............................................    23

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                Statement of Assets and Contract Owners' Equity

                         September 30, 2002 (Unaudited)

Assets
Investments at fair value:
  Sub-Accounts:
    Aggressive Growth Trust - 9,697 shares (cost $175,407)          $   91,149
    All Cap Growth Trust - 5,947 shares (cost $99,479)                  62,981
    All Cap Value Trust - 14,226 shares (cost $178,564)                112,670
    Balanced Trust - 717 shares (cost $9,423)                            7,666
    Blue Chip Growth Trust - 13,495 shares (cost $206,205)             150,474
    Capital Appreciation Trust - 380 shares (cost $2,606)                2,287
    Capital Opportunities Trust - 556 shares (cost $4,967)               3,979
    Diversified Bond Trust - 26,561 shares (cost $268,766)             281,543
    Dynamic Growth Trust - 8,885 shares (cost $46,808)                  29,941
    Emerging Small Company Trust - 2,597 shares (cost $89,845)          42,640
    Equity-Income Trust - 19,453 shares (cost $294,365)                225,267
    Equity Index Trust - 869 shares (cost $12,892)                       8,627
    Financial Services Trust - 630 shares (cost $6,527)                  5,626
    Fundamental Value Trust - 3,923 shares (cost $44,044)               36,284
    Global Bond Trust - 157 shares (cost $1,954)                         2,065
    Global Equity Trust - 4,934 shares (cost $69,836)                   48,152
    Growth Trust - 11,029 shares (cost $172,360)                       106,322
    Growth & Income Trust - 11,041 shares (cost $267,816)              175,773
    Health Sciences Trust - 3,719 shares (cost $47,365)                 35,997
    High Yield Trust - 6,106 shares (cost $58,756)                      49,760
    Income & Value Trust - 6,923 shares (cost $68,972)                  52,341
    International Index Trust - 176 shares (cost $1,499)                 1,176
    International Small Cap Trust - 4,660 shares (cost $83,010)         43,386
    International Stock Trust - 7,866 shares (cost $99,662)             56,163
    International Value Trust - 1,425 shares (cost $14,667)             11,369
    Internet Technologies Trust - 3,975 shares (cost $13,426)            7,593
    Investment Quality Bond Trust - 9,733 shares (cost $115,681)       117,671
    Large Cap Growth Trust - 27,587 shares (cost $284,611)             198,349
    Lifestyle Aggressive 1000 Trust - 1,065 shares (cost $11,092)        8,072
    Lifestyle Balanced 640 Trust - 290 shares (cost $3,055)              2,812
    Lifestyle Growth 820 Trust - 4,103 shares (cost $46,426)            35,577
    Lifestyle Moderate 460 Trust - 144 shares (cost $1,675)              1,553
    Mid Cap Growth Trust - 8,062 shares (cost $81,214)                  53,454
    Mid Cap Index Trust - 4,582 shares (cost $56,018)                   47,152
    Mid Cap Opportunities Trust - 62 shares (cost $590)                    437
    Mid Cap Stock Trust - 3,462 shares (cost $35,618)                   26,833
    Mid Cap Value Trust - 3,902 shares (cost $51,218)                   43,075
    Money Market Trust - 170,660 shares (cost $1,706,597)            1,706,597
    Overseas Trust - 3,211 shares (cost $30,028)                        20,902

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                Statement of Assets and Contract Owners' Equity

                         September 30, 2002 (Unaudited)

Assets (continued)
Investments at fair value:
Sub-Accounts:
   Pacific Rim Emerging Markets Trust - 1,689 shares (cost $12,302)   $    9,932
   Quantitative Equity Trust - 9,047 shares (cost $201,912)              102,868
   Quantitative Mid Cap Trust - 6 shares (cost $53)                           45
   Real Estate Securities Trust - 7,674 shares (cost $120,519)           119,567
   Science and Technology Trust - 9,992 shares (cost $183,839)            63,547
   Small Cap Index Trust - 3,172 shares (cost $33,358)                    26,580
   Small Company Blend Trust - 1,814 shares (cost $19,247)                13,913
   Small Company Value Trust - 9,271 shares (cost $132,289)              112,269
   Strategic Bond Trust - 17,870 shares (cost $186,693)                  186,738
   Strategic Growth Trust - 315 shares (cost $2,406)                       2,240
   Strategic Opportunities Trust - 12,974 shares (cost $180,765)          97,049
   Tactical Allocation Trust - 572 shares (cost $5,098)                    4,084
   Telecommunications Trust - 456 shares (cost $2,601)                     1,734
   Total Return Trust - 13,278 shares (cost $184,460)                    186,691
   Total Stock Market Index Trust - 6,900 shares (cost $63,792)           49,407
   U.S. Government Securities Trust - 12,652 shares (cost $174,867)      177,886
   U.S. Large Cap Value Trust - 3,952 shares (cost $46,768)               32,879
   Value Trust - 5,089 shares (cost $82,096)                              57,806
   500 Index Trust - 15,419 shares (cost $142,002)                       108,087
                                                                      ----------
   Total assets                                                       $5,267,037
                                                                      ==========
   Contract Owners' Equity
   Variable life contracts                                            $5,267,037
                                                                      ==========

See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)

                                                                                     Sub-Account
                                                            -----------------------------------------------------------
                                                                   Aggressive Growth               All Cap Growth
                                                                        Trust                          Trust
                                                            -----------------------------------------------------------
                                                            Period Ended     Year Ended    Period Ended     Year Ended
                                                             Sept. 30/02      Dec.31/01     Sept. 30/02     Dec. 31/01
                                                            -----------------------------------------------------------
Income:
           Net investment income during the period            $      --       $      --       $     --       $   6,099
           Net realized gain (loss) during the period           (61,683)        (13,806)       (37,524)        (14,072)
           Unrealized appreciation (depreciation) during
           the period                                            13,735         (64,410)         8,349         (21,996)
Net increase (decrease) in assets from                      ----------------------------------------------------------
           operations                                           (47,948)        (78,217)       (29,175)        (29,969)
                                                            -----------------------------------------------------------
Changes from principal transactions:
           Transfer of net premiums                              18,739          20,730         14,331          23,683
           Transfer on terminations                             (83,722)        (40,354)       (41,842)        (18,298)
           Transfer on policy loans                                  --              --             --              --
           Net interfund transfers                               (3,637)          1,490         19,907            (719)
                                                            -----------------------------------------------------------
Net increase (decrease) in assets from
           principal transactions                               (68,620)        (18,134)        (7,604)          4,666
                                                            -----------------------------------------------------------
Total increase (decrease) in assets                            (116,568)        (96,351)       (36,779)        (25,303)
Assets beginning of year                                        207,717         304,068         99,760         125,063
                                                            -----------------------------------------------------------
Assets end of period                                          $  91,149       $ 207,717       $ 62,981       $  99,760
                                                            ===========================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.


See accompanying notes.

                                                      Sub-Account
---------------------------------------------------------------------------------------------------------------------
                                                                Blue Chip Growth            Capital Appreciation
    All Cap Value Trust               Balanced Trust                  Trust                         Trust
---------------------------------------------------------------------------------------------------------------------
Period Ended    Period Ended   Period Ended   Year Ended   Period Ended    Year Ended    Period Ended    Period Ended
Sept. 30/02     Dec. 31/01*    Sept. 30/02    Dec. 31/01    Sept. 30/02    Dec. 31/01    Sept. 30/02    Dec. 31/01*
---------------------------------------------------------------------------------------------------------------------
$       4       $      18       $   125       $    39       $      --       $   2,766       $    --          $ --
    2,055              61          (344)          (66)         (6,367)         (3,821)          (23)           95
  (72,008)          6,114        (1,322)         (374)        (52,990)         (3,215)         (319)           --
---------------------------------------------------------------------------------------------------------------------
  (69,949)          6,193        (1,541)         (401)        (59,357)         (4,270)         (342)           95
---------------------------------------------------------------------------------------------------------------------
   52,895         139,664         5,526         3,716          37,399         143,359           228            --
  (13,496)         (2,637)       (1,182)         (500)        (31,054)        (12,623)         (170)          (95)
       --              --            --            --              --              --            --            --
       --              --            --            74          39,139          10,653         2,571            --
---------------------------------------------------------------------------------------------------------------------
   39,399         137,027         4,344         3,290          45,484         141,389         2,629           (95)
---------------------------------------------------------------------------------------------------------------------
  (30,550)        143,220         2,803         2,889         (13,873)        137,119         2,287            --
  143,220              --         4,863         1,974         164,347          27,228            --            --
---------------------------------------------------------------------------------------------------------------------
$ 112,670       $ 143,220       $ 7,666       $ 4,863       $ 150,474       $ 164,347       $ 2,287          $ --
=====================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                       Sub-Account
                                                 -------------------------------------------------------
                                                     Capital Opportunities
                                                              Trust             Diversified Bond Trust
                                                 -------------------------------------------------------
                                                  Period Ended   Period Ended  Period Ended   Year Ended
                                                  Sept. 30/02    Dec. 31/01*   Sept. 30/02    Dec. 31/01
                                                 -------------------------------------------------------
Income:
  Net investment income during the period          $    --       $    --       $  13,600       $  18,942
  Net realized gain (loss) during the period          (219)          (20)         11,496           5,776
  Unrealized appreciation (depreciation) during
    the period                                        (961)          (27)        (11,426)         (1,519)
                                                   -------       -------       ---------       ---------
Net increase (decrease) in assets from
  operations                                        (1,180)          (47)         13,670          23,199
                                                   -------       -------       ---------       ---------
Changes from principal transactions:
  Transfer of net premiums                           5,226            --          26,392           3,969
  Transfer on terminations                          (1,033)         (212)       (169,506)        (56,293)
  Transfer on policy loans                              --            --              --              --
  Net interfund transfers                               --         1,225          96,765              --
                                                   -------       -------       ---------       ---------
Net increase (decrease) in assets from
  principal transactions                             4,193         1,013         (46,349)        (52,324)
                                                   -------       -------       ---------       ---------
Total increase (decrease) in assets                  3,013           966         (32,679)        (29,125)
Assets beginning of year                               966            --         314,222         343,347
                                                   -------       -------       ---------       ---------
Assets end of period                               $ 3,979       $   966       $ 281,543       $ 314,222
                                                   =======       =======       =========       =========


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                      Sub-Account
--------------------------------------------------------------------------------------------------------------------
                               Emerging Small Company
  Dynamic Growth Trust                   Trust                  Equity-Income Trust           Equity Index Trust
--------------------------------------------------------------------------------------------------------------------
Period Ended   Year Ended    Period Ended     Year Ended    Period Ended    Year Ended     Period Ended   Year Ended
Sept. 30/02    Dec. 31/01    Sept. 30/02      Dec. 31/01     Sept. 30/02     Dec. 31/01     Sept. 30/02   Dec. 31/01
--------------------------------------------------------------------------------------------------------------------
$     --       $     51       $      --       $   4,759       $   9,363       $    811       $    76       $   148
  (2,166)       (10,501)        (35,966)         (7,522)         (2,278)          (276)         (633)         (396)
  (9,074)        (4,568)          3,151         (30,741)        (70,286)           451        (2,729)         (966)
--------------------------------------------------------------------------------------------------------------------
 (11,240)       (15,018)        (32,815)        (33,504)        (63,201)           986        (3,286)       (1,214)
--------------------------------------------------------------------------------------------------------------------
  13,144         28,637           9,127          18,570          32,606         77,598         5,000         5,000
  (5,599)        (6,677)        (41,596)        (20,666)        (19,195)        (8,186)       (1,648)       (2,100)
      --             --              --              --              --             --            --            --
      --             94          (1,623)             95         193,534          3,803            --            --
--------------------------------------------------------------------------------------------------------------------
   7,545         22,054         (34,092)         (2,001)        206,945         73,215         3,352         2,900
--------------------------------------------------------------------------------------------------------------------
  (3,695)         7,036         (66,907)        (35,505)        143,744         74,201            66         1,686
  33,636         26,600         109,547         145,052          81,523          7,322         8,561         6,875
--------------------------------------------------------------------------------------------------------------------
$ 29,941       $ 33,636       $  42,640       $ 109,547       $ 225,267       $ 81,523       $ 8,627       $ 8,561
====================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                             SUB-ACCOUNT
                                                    ---------------------------------------------------------------
                                                      FINANCIAL SERVICES TRUST           FUNDAMENTAL VALUE TRUST
                                                    -----------------------------     -----------------------------
                                                    PERIOD ENDED     PERIOD ENDED     PERIOD ENDED      PERIOD ENDED
                                                    SEPT. 30/02       DEC. 31/01*     SEPT. 30/02       DEC. 31/01*
                                                    -----------       -----------     -----------       -----------
Income:
   Net investment income during the period            $     --         $      1         $     11         $     --
   Net realized gain (loss) during the period              (43)             (13)            (328)              --
Unrealized appreciation (depreciation) during
      the period                                          (963)              63           (7,818)              57
                                                      --------         --------         --------         --------
Net increase (decrease) in assets from
   operations                                           (1,006)              51           (8,135)              57
                                                      --------         --------         --------         --------

Changes from principal transactions:
   Transfer of net premiums                              3,687            1,055            5,809               --
   Transfer on terminations                               (796)            (280)          (3,689)             (52)
   Transfer on policy loans                                 --               --               --               --
   Net interfund transfers                                 672            2,243           37,808            4,486
                                                      --------         --------         --------         --------
Net increase (decrease) in assets from
   principal transactions                                3,563            3,018           39,928            4,434
                                                      --------         --------         --------         --------
Total increase (decrease) in assets                      2,557            3,069           31,793            4,491
Assets beginning of year                                 3,069               --            4,491               --
                                                      --------         --------         --------         --------
Assets end of period                                  $  5,626         $  3,069         $ 36,284         $  4,491
                                                      ========         ========         ========         ========

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                       SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------------
                                                                                                     GROWTH & INCOME
   GLOBAL BOND TRUST               GLOBAL EQUITY TRUST                GROWTH TRUST                      TRUST
-------------------------      ---------------------------     --------------------------      ---------------------------
PERIOD ENDED   YEAR ENDED      PERIOD ENDED     YEAR ENDED     PERIOD ENDED    YEAR ENDED     PERIOD ENDED      YEAR ENDED
SEPT. 30/02    DEC. 31/01      SEPT. 30/02      DEC. 31/01     SEPT. 30/02     DEC. 31/01      SEPT. 30/02      DEC. 31/01
-----------    ----------      -----------      ----------     -----------     ----------      -----------      ----------
      $--       $      --       $   1,087       $  24,594       $      --       $      --       $  12,053       $  23,704
       19               2         (25,128)         (6,860)       (171,130)        (23,730)       (106,588)        (18,532)
      107               4           6,955         (41,893)        105,326         (52,413)            541         (58,002)
---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
      126               6         (17,086)        (24,159)        (65,804)        (76,143)        (93,994)        (52,830)
---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
    1,942             288          18,062          22,331          26,037          45,985          47,610         104,284
     (232)            (65)         (5,327)         (9,263)        (72,435)        (42,797)       (112,330)        (57,850)
       --              --              --              --              --              --              --              --
       --              --         (68,299)        (12,182)       (102,918)         50,631        (117,349)         (8,963)
---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
    1,710             223         (55,564)            886        (149,316)         53,819        (182,069)         37,471
---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
    1,836             229         (72,650)        (23,273)       (215,120)        (22,324)       (276,063)        (15,359)
      229              --         120,802         144,075         321,442         343,766         451,836         467,195
---------       ---------       ---------       ---------       ---------       ---------       ---------       ---------
$   2,065       $     229       $  48,152       $ 120,802       $ 106,322       $ 321,442       $ 175,773       $ 451,836
=========       =========       =========       =========       =========       =========       =========       =========

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                          SUB-ACCOUNT
                                                     -------------------------------------------------------
                                                       HEALTH SCIENCES TRUST          HIGH YIELD TRUST
                                                     --------------------------   --------------------------
                                                    PERIOD ENDED   PERIOD ENDED  PERIOD ENDED     YEAR ENDED
                                                     SEPT. 30/02    DEC. 31/01*   SEPT. 30/02     DEC. 31/01
                                                     -----------    -----------   -----------     ----------
Income:
   Net investment income during the period            $     98       $     --       $  4,103       $    543
   Net realized gain (loss) during the period           (2,437)             6         (1,269)          (244)
   Unrealized appreciation (depreciation) during
      the period                                       (11,490)           122         (8,725)           (68)
                                                      --------       --------       --------       --------
Net increase (decrease) in assets from
   operations                                          (13,829)           128         (5,891)           231
                                                      --------       --------       --------       --------

Changes from principal transactions:
   Transfer of net premiums                              9,142         46,563          7,259         52,624
   Transfer on terminations                             (8,381)          (946)        (5,274)        (3,007)
   Transfer on policy loans                                 --             --             --             --
   Net interfund transfers                               1,077          2,243            770            199
                                                      --------       --------       --------       --------
Net increase (decrease) in assets from
   principal transactions                                1,838         47,860          2,755         49,816
                                                      --------       --------       --------       --------
Total increase (decrease) in assets                    (11,991)        47,988         (3,136)        50,047
Assets beginning of year                                47,988             --         52,896          2,849
                                                      --------       --------       --------       --------
Assets end of period                                  $ 35,997       $ 47,988       $ 49,760       $ 52,896
                                                      ========       ========       ========       ========

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                               SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
                               INTERNATIONAL      INTERNATIONAL SMALL CAP          INTERNATIONAL STOCK
   INCOME & VALUE TRUST         INDEX TRUST               TRUST                           TRUST
---------------------------     -----------     ---------------------------     --------------------------
PERIOD ENDED     YEAR ENDED     PERIOD ENDED    PERIOD ENDED     YEAR ENDED    PERIOD ENDED     YEAR ENDED
SEPT. 30/02      DEC. 31/01     SEPT. 30/02     SEPT. 30/02      DEC. 31/01     SEPT. 30/02     DEC. 31/01
-----------      ----------     -----------     -----------      ----------     -----------     ----------
 $   1,267       $      --       $      --       $      --       $      --       $     433       $   6,031
      (568)            (29)            (15)        (31,892)        (11,193)        (30,340)         (7,881)
   (16,572)            (59)           (323)         22,891         (27,214)          7,311         (31,446)
 ---------       ---------       ---------       ---------       ---------       ---------       ---------
   (15,873)            (88)           (338)         (9,001)        (38,407)        (22,596)        (33,296)
 ---------       ---------       ---------       ---------       ---------       ---------       ---------
    57,533           3,675           1,678           6,584          17,697          12,599          17,838
    (3,409)           (487)           (191)        (39,696)        (16,152)        (48,988)        (22,654)
        --              --              --              --              --              --              --
     8,207           2,783              27              48            (784)             78             246
 ---------       ---------       ---------       ---------       ---------       ---------       ---------
    62,331           5,971           1,514         (33,064)            761         (36,311)         (4,570)
 ---------       ---------       ---------       ---------       ---------       ---------       ---------
    46,458           5,883           1,176         (42,065)        (37,646)        (58,907)        (37,866)
     5,883              --              --          85,451         123,097         115,070         152,936
 ---------       ---------       ---------       ---------       ---------       ---------       ---------
 $  52,341       $   5,883       $   1,176       $  43,386       $  85,451       $  56,163       $ 115,070
 =========       =========       =========       =========       =========       =========       =========

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                         SUB-ACCOUNT
                                                    --------------------------------------------------------
                                                        INTERNATIONAL VALUE         INTERNET TECHNOLOGIES
                                                              TRUST                         TRUST
                                                    --------------------------     -------------------------
                                                   PERIOD ENDED     YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                                    SEPT. 30/02     DEC. 31/01     SEPT. 30/02    DEC. 31/01
                                                    -----------     ----------     -----------    ----------
Income:
   Net investment income during the period            $     78       $    101       $     --       $     --
   Net realized gain (loss) during the period             (252)          (101)        (1,525)        (1,542)
   Unrealized appreciation (depreciation) during
      the period                                        (3,063)          (322)        (3,942)          (870)
                                                      --------       --------       --------       --------
Net increase (decrease) in assets from
   operations                                           (3,237)          (322)        (5,467)        (2,412)
                                                      --------       --------       --------       --------

Changes from principal transactions:
   Transfer of net premiums                              6,087          6,709          7,858          8,670
   Transfer on terminations                             (1,948)        (1,452)        (1,912)        (1,842)
   Transfer on policy loans                                 --             --             --             --
   Net interfund transfers                               2,319          1,292             --             --
                                                      --------       --------       --------       --------
Net increase (decrease) in assets from
   principal transactions                                6,458          6,549          5,946          6,828
                                                      --------       --------       --------       --------
Total increase (decrease) in assets                      3,221          6,227            479          4,416
Assets beginning of year                                 8,148          1,921          7,114          2,698
                                                      --------       --------       --------       --------
Assets end of period                                  $ 11,369       $  8,148       $  7,593       $  7,114
                                                      ========       ========       ========       ========

See accompanying notes.

                                          SUB-ACCOUNT
 ---------------------------------------------------------------------------------------------
  INVESTMENT QUALITY BOND             LARGE CAP GROWTH        LIFESTYLE AGGRES-  LIFESTYLE BAL-
           TRUST                           TRUST               SIVE 1000 TRUST   ANCED 640 TRUST
 --------------------------      --------------------------      -----------       -----------
PERIOD ENDED     YEAR ENDED     PERIOD ENDED     YEAR ENDED     PERIOD ENDED      PERIOD ENDED
 SEPT. 30/02     DEC. 31/01      SEPT. 30/02     DEC. 31/01      SEPT. 30/02       SEPT. 30/02
 -----------     ----------      -----------     ----------      -----------       -----------
  $   5,984       $      32       $   1,077       $  11,436       $      30         $      10
        174              57         (95,982)        (15,176)            (81)             (111)
      1,811             154           6,586         (49,602)         (3,020)             (244)
  ---------       ---------       ---------       ---------       ---------         ---------
      7,969             243         (88,319)        (53,342)         (3,071)             (345)
  ---------       ---------       ---------       ---------       ---------         ---------
     59,203          63,089          32,083          41,727          11,690             4,465
     (9,023)         (3,696)       (100,857)        (46,805)           (943)           (1,308)
         --              --              --              --              --                --
     (2,778)          2,356         106,182           9,909             396                --
  ---------       ---------       ---------       ---------       ---------         ---------
     47,402          61,749          37,408           4,831          11,143             3,157
  ---------       ---------       ---------       ---------       ---------         ---------
     55,371          61,992         (50,911)        (48,511)          8,072             2,812
     62,300             308         249,260         297,771              --                --
  ---------       ---------       ---------       ---------       ---------         ---------
  $ 117,671       $  62,300       $ 198,349       $ 249,260       $   8,072         $   2,812
  =========       =========       =========       =========       =========         =========

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                   SUB-ACCOUNT
                                                    -----------------------------------------
                                                         LIFESTYLE GROWTH       LIFESTYLE MODER-
                                                             820 TRUST           ATE 460 TRUST
                                                    --------------------------    -----------
                                                    PERIOD ENDED    YEAR ENDED    PERIOD ENDED
                                                    SEPT. 30/02     DEC. 31/01    SEPT. 30/02
                                                    -----------     ----------    -----------
Income:
   Net investment income during the period            $  1,035       $     --       $     19
   Net realized gain (loss) during the period           (1,625)          (281)            (2)
   Unrealized appreciation (depreciation) during
      the period                                       (10,020)          (829)          (122)
                                                      --------       --------       --------
Net increase (decrease) in assets from
   operations                                          (10,610)        (1,110)          (105)
                                                      --------       --------       --------

Changes from principal transactions:
   Transfer of net premiums                              1,911         62,339          2,942
   Transfer on terminations                            (12,369)        (4,584)        (1,284)
   Transfer on policy loans                                 --             --             --
   Net interfund transfers                                  --             --             --
                                                      --------       --------       --------
Net increase (decrease) in assets from
   principal transactions                              (10,458)        57,755          1,658
                                                      --------       --------       --------
Total increase (decrease) in assets                    (21,068)        56,645          1,553
Assets beginning of year                                56,645             --             --
                                                      --------       --------       --------
Assets end of period                                  $ 35,577       $ 56,645       $  1,553
                                                      ========       ========       ========

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                  SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------------
                                                              MID CAP OPPORTUNITIES
    MID CAP GROWTH TRUST         MID CAP INDEX TRUST                  TRUST                  MID CAP STOCK TRUST
---------------------------   --------------------------    ---------------------------   -------------------------
PERIOD ENDED   PERIOD ENDED   PERIOD ENDED    YEAR ENDED    PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   YEAR ENDED
SEPT. 30/02     DEC. 31/01*   SEPT. 30/02     DEC. 31/01    SEPT. 30/02     DEC. 31/01*   SEPT. 30/02    DEC. 31/01
-----------     -----------   -----------     ----------    -----------     -----------   -----------    ----------
  $     --       $     --       $      2       $    195       $     --       $     --       $     --       $     --
      (396)            47           (424)           (72)           (27)             3           (767)          (316)
   (31,040)         3,280        (10,447)         1,578           (166)            13         (8,307)          (652)
  --------       --------       --------       --------       --------       --------       --------       --------
   (31,436)         3,327        (10,869)         1,701           (193)            16         (9,074)          (968)
  --------       --------       --------       --------       --------       --------       --------       --------
       198         84,254         22,057          8,783            677            185         13,454         17,623
    (2,241)          (745)        (5,545)        (1,872)          (198)           (50)        (5,066)        (3,078)
        --             --             --             --             --             --            162         (2,654)
        97             --          9,990         21,161             --             --          1,193          1,551
  --------       --------       --------       --------       --------       --------       --------       --------
    (1,946)        83,509         26,502         28,072            479            135          9,743         13,442
  --------       --------       --------       --------       --------       --------       --------       --------
   (33,382)        86,836         15,633         29,773            286            151            669         12,474
    86,836             --         31,519          1,746            151             --         26,164         13,690
  --------       --------       --------       --------       --------       --------       --------       --------
  $ 53,454       $ 86,836       $ 47,152       $ 31,519       $    437       $    151       $ 26,833       $ 26,164
  ========       ========       ========       ========       ========       ========       ========       ========

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                               SUB-ACCOUNT
                                                      ----------------------------------------------------------------
                                                           MID CAP VALUE TRUST                 MONEY MARKET TRUST
                                                      ----------------------------        ----------------------------
                                                     PERIOD ENDED     PERIOD ENDED       PERIOD ENDED       YEAR ENDED
                                                      SEPT. 30/02      DEC. 31/01*        SEPT. 30/02       DEC. 31/01
                                                      -----------      -----------        -----------       ----------
Income:
   Net investment income during the period            $        --       $         8       $    12,208       $    16,703
   Net realized gain (loss) during the period                  99                 1                --                --
   Unrealized appreciation (depreciation) during
      the period                                           (8,435)              293                --                --
                                                      -----------       -----------       -----------       -----------
Net increase (decrease) in assets from
   operations                                              (8,336)              302            12,208            16,703
                                                      -----------       -----------       -----------       -----------

Changes from principal transactions:
   Transfer of net premiums                                12,873             2,471         1,543,069           745,601
   Transfer on terminations                                (3,729)             (461)         (100,715)          (49,951)
   Transfer on policy loans                                    --                --                --                --
   Net interfund transfers                                 38,817             1,138          (487,948)         (202,450)
                                                      -----------       -----------       -----------       -----------
Net increase (decrease) in assets from
   principal transactions                                  47,961             3,148           954,406           493,200
                                                      -----------       -----------       -----------       -----------
Total increase (decrease) in assets                        39,625             3,450           966,614           509,903
Assets beginning of year                                    3,450                --           739,983           230,080
                                                      -----------       -----------       -----------       -----------
Assets end of period                                  $    43,075       $     3,450       $ 1,706,597       $   739,983
                                                      ===========       ===========       ===========       ===========

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
                                   PACIFIC RIM EMERGING            QUANTITATIVE EQUITY          QUANTITATIVE
      OVERSEAS TRUST                   MARKETS TRUST                      TRUST                 MID CAP TRUST
--------------------------      ---------------------------     --------------------------      -----------
PERIOD ENDED    YEAR ENDED     PERIOD ENDED      YEAR ENDED    PERIOD ENDED     YEAR ENDED      PERIOD ENDED
SEPT. 30/02     DEC. 31/01      SEPT. 30/02      DEC. 31/01     SEPT. 30/02     DEC. 31/01      SEPT. 30/02
-----------     ----------      -----------      ----------     -----------     ----------      -----------
 $     106       $   1,444       $       3       $       2       $     581       $  43,657       $      --
    (3,872)         (1,593)            (69)            (35)        (87,139)        (17,358)             (4)
    (2,830)         (5,009)         (2,246)            (90)         15,683        (104,731)             (8)
 ---------       ---------       ---------       ---------       ---------       ---------       ---------
    (6,596)         (5,158)         (2,312)           (123)        (70,875)        (78,432)            (12)
 ---------       ---------       ---------       ---------       ---------       ---------       ---------
    10,707          20,395              84             495          18,484          32,322             106
    (4,007)         (4,865)           (288)           (142)        (92,230)        (47,352)            (49)
        --              --              --              --              --              --              --
    (3,327)             94          11,695              --          (6,450)         10,597              --
 ---------       ---------       ---------       ---------       ---------       ---------       ---------
     3,373          15,624          11,491             353         (80,196)         (4,433)             57
 ---------       ---------       ---------       ---------       ---------       ---------       ---------
    (3,223)         10,466           9,179             230        (151,071)        (82,865)             45
    24,125          13,659             753             523         253,939         336,804              --
 ---------       ---------       ---------       ---------       ---------       ---------       ---------
 $  20,902       $  24,125       $   9,932       $     753       $ 102,868       $ 253,939       $      45
 =========       =========       =========       =========       =========       =========       =========

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                              SUB-ACCOUNT
                                                      --------------------------------------------------------------
                                                         REAL ESTATE SECURITIES           SCIENCE AND TECHNOLOGY
                                                                  TRUST                            TRUST
                                                      ---------------------------      -----------------------------
                                                      PERIOD ENDED     YEAR ENDED      PERIOD ENDED       YEAR ENDED
                                                      SEPT. 30/02      DEC. 31/01       SEPT. 30/02       DEC. 31/01
                                                      ------------     ----------      ------------       ----------
Income:
  Net investment income during the period             $     3,754      $        86      $        --      $     6,660
  Net realized gain (loss) during the period                  353               80          (73,077)         (17,387)
  Unrealized appreciation (depreciation) during
    the period                                             (1,365)              30            4,373          (59,994)
                                                      -----------      -----------      -----------      -----------
Net increase (decrease) in assets from operations           2,742              196          (68,704)         (70,721)
                                                      -----------      -----------      -----------      -----------

Changes from principal transactions:
  Transfer of net premiums                                109,364            4,556           33,463           60,328
  Transfer on terminations                                 (2,871)            (694)         (31,851)         (26,197)
  Transfer on policy loans                                     --               --              206           (2,654)
  Net interfund transfers                                   3,678              (60)           2,581           12,307
                                                      -----------      -----------      -----------      -----------
Net increase (decrease) in assets from
  principal transactions                                  110,171            3,802            4,399           43,784
                                                      -----------      -----------      -----------      -----------
Total increase (decrease) in assets                       112,913            3,998          (64,305)         (26,937)

Assets beginning of year                                    6,654            2,656          127,852          154,789
                                                      -----------      -----------      -----------      -----------
Assets end of period                                  $   119,567      $     6,654      $    63,547      $   127,852
                                                      ===========      ===========      ===========      ===========


See accompanying notes.

                                                          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------------
                                     SMALL COMPANY BLEND           SMALL COMPANY VALUE
   SMALL CAP INDEX TRUST                    TRUST                          TRUST                   STRATEGIC BOND TRUST
---------------------------     ---------------------------     ---------------------------     ----------------------------
PERIOD ENDED     YEAR ENDED     PERIOD ENDED     YEAR ENDED     PERIOD ENDED     YEAR ENDED     PERIOD ENDED      YEAR ENDED
 SEPT. 30/02     DEC. 31/01      SEPT. 30/02     DEC. 31/01      SEPT. 30/02     DEC. 31/01      SEPT. 30/02      DEC. 31/01
------------     ----------     ------------     ----------     ------------     ----------     ------------      ----------
$        --     $       147     $        21     $        27     $       749     $        15     $    21,819     $    25,508
       (213)            (55)           (166)         (1,050)          3,875             333             747           2,843

     (7,595)            817          (5,698)          1,327         (23,143)          2,687         (10,066)         (7,997)
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
     (7,808)            909          (5,843)            304         (18,519)          3,035          12,500          20,354
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
     26,456           8,560           5,092          10,106          14,051          99,052           9,117           6,436
     (2,528)           (847)         (2,767)         (1,973)        (17,954)         (5,427)       (164,967)        (56,422)
         --              --              --              --             147          (2,654)             --              --
      1,178             660           5,405           1,472          34,832           1,294           9,810          10,354
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
     25,106           8,373           7,730           9,605          31,076          92,265        (146,040)        (39,632)
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
     17,298           9,282           1,887           9,909          12,557          95,300        (133,540)        (19,278)

      9,282              --          12,026           2,117          99,712           4,412         320,278         339,556
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
$    26,580     $     9,282     $    13,913     $    12,026     $   112,269     $    99,712     $   186,738     $   320,278
===========     ===========     ===========     ===========     ===========     ===========     ===========     ===========

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                SUB-ACCOUNT
                                                 --------------------------------------------
                                                 STRATEGIC GROWTH   STRATEGIC OPPORTUNITIES
                                                      TRUST                  TRUST
                                                 --------------------------------------------
                                                   PERIOD ENDED    PERIOD ENDED    YEAR ENDED
                                                   SEPT. 30/02     SEPT. 30/02     DEC. 31/01
                                                   ------------    ------------    ----------
Income:
  Net investment income during the period          $        --     $        --     $    25,151
  Net realized gain (loss) during the period               (27)        (46,086)         (9,166)
  Unrealized appreciation (depreciation) during
    the period                                            (167)        (30,653)        (43,829)
                                                   -----------     -----------     -----------
Net increase (decrease) in assets from
  operations                                              (194)        (76,739)        (27,844)
                                                   -----------     -----------     -----------
Changes from principal transactions:
  Transfer of net premiums                                 121          26,834          62,550
  Transfer on terminations                                 (76)        (53,741)        (30,035)
  Transfer on policy loans                                  --              --              --
  Net interfund transfers                                2,389           9,600           1,122
                                                   -----------     -----------     -----------
Net increase (decrease) in assets from
  principal transactions                                 2,434         (17,307)         33,637
                                                   -----------     -----------     -----------
Total increase (decrease) in assets                      2,240         (94,046)          5,793

Assets beginning of year                                    --         191,095         185,302
                                                   -----------     -----------     -----------
Assets end of period                               $     2,240     $    97,049     $   191,095
                                                   ===========     ===========     ===========

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.


See accompanying notes.

                                               SUB-ACCOUNT
                                               -----------
  TACTICAL
 ALLOCATION          TELECOMMUNICATIONS                                             TOTAL STOCK MARKET
   TRUST                   TRUST                    TOTAL RETURN TRUST                 INDEX TRUST
   -----                   -----                    ------------------                 -----------
PERIOD ENDED    PERIOD ENDED    PERIOD ENDED    PERIOD ENDED    YEAR ENDED     PERIOD ENDED     YEAR ENDED
SEPT. 30/02     SEPT. 30/02     DEC. 31/01*     SEPT. 30/02     DEC. 31/01      SEPT. 30/02     DEC. 31/01
-----------     -----------     -----------     -----------     ----------      -----------     ----------
$        --     $        --     $        --     $     7,057     $       549     $        --     $       149
        (24)           (327)            (27)            127             106            (639)             30

     (1,014)           (831)            (36)          2,520            (355)        (14,445)             60
-----------     -----------     -----------     -----------     -----------     -----------     -----------
     (1,038)         (1,158)            (63)          9,704             300         (15,084)            239
-----------     -----------     -----------     -----------     -----------     -----------     -----------
      5,570           2,310           1,536          66,436          69,888          43,858          11,463
       (448)           (727)           (164)        (12,204)         (4,657)         (4,785)           (890)
         --              --              --              --              --              --              --
         --              --              --          45,835          10,128           6,846           7,760
-----------     -----------     -----------     -----------     -----------     -----------     -----------
      5,122           1,583           1,372         100,067          75,359          45,919          18,333
-----------     -----------     -----------     -----------     -----------     -----------     -----------
      4,084             425           1,309         109,771          75,659          30,835          18,572
         --           1,309              --          76,920           1,261          18,572              --
-----------     -----------     -----------     -----------     -----------     -----------     -----------
$     4,084     $     1,734     $     1,309     $   186,691     $    76,920     $    49,407     $    18,572
===========     ===========     ===========     ===========     ===========     ===========     ===========

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                          SUB-ACCOUNT
                                                                          -----------
                                                        U.S. GOVERNMENT               U.S. LARGE CAP VALUE
                                                        SECURITIES TRUST                      TRUST
                                                        ----------------                      -----
                                                   PERIOD ENDED    YEAR ENDED      PERIOD ENDED     YEAR ENDED
                                                   SEPT. 30/02     DEC. 31/01      SEPT. 30/02      DEC. 31/01
                                                   -----------     ----------      -----------      ----------
Income:
  Net investment income during the period          $     6,236     $       238     $        97     $       129
  Net realized gain (loss) during the period               128              78            (735)           (448)
  Unrealized appreciation (depreciation) during
    the period                                           4,104          (1,161)        (15,215)          1,400
                                                   -----------     -----------     -----------     -----------
Net increase (decrease) in assets from
  operations                                            10,468            (845)        (15,853)          1,081
                                                   -----------     -----------     -----------     -----------
Changes from principal transactions:
  Transfer of net premiums                              18,537         153,668          16,291          34,117
  Transfer on terminations                             (14,587)         (5,117)         (6,739)         (5,164)
  Transfer on policy loans                                  --              --              --              --
  Net interfund transfers                                9,207           2,291           2,941            (745)
                                                   -----------     -----------     -----------     -----------
Net increase (decrease) in assets from
  principal transactions                                13,157         150,842          12,493          28,208
                                                   -----------     -----------     -----------     -----------
Total increase (decrease) in assets                     23,625         149,997          (3,360)         29,289

Assets beginning of year                               154,261           4,264          36,239           6,950
                                                   -----------     -----------     -----------     -----------
Assets end of period                               $   177,886     $   154,261     $    32,879     $    36,239
                                                   ===========     ===========     ===========     ===========

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.


See accompanying notes.

                         SUB-ACCOUNT
                         -----------
         VALUE TRUST                  500 INDEX TRUST                      TOTAL
         -----------                  ---------------                      -----
PERIOD ENDED     YEAR ENDED     PERIOD ENDED     YEAR ENDED     PERIOD ENDED     YEAR ENDED
SEPT. 30/02      DEC. 31/01     SEPT. 30/02      DEC. 31/01     SEPT. 30/02      DEC. 31/01
-----------      ----------     -----------      ----------     -----------      ----------
$     1,358     $       806     $         2     $       518     $   104,446     $   222,067
     (1,209)            638          (3,004)           (357)       (815,651)       (173,771)
    (25,020)           (632)        (34,443)            531        (317,108)       (596,039)
-----------     -----------     -----------     -----------     -----------     -----------
    (24,871)            812         (37,445)            692      (1,028,313)       (547,743)
-----------     -----------     -----------     -----------     -----------     -----------
     18,048          71,669          74,836          27,334       2,636,887       2,493,192
    (10,611)         (8,419)        (16,136)         (5,691)     (1,397,495)       (640,786)
        159          (2,654)             --              --             674         (10,616)
         --           4,739          18,528          45,413         (70,207)             --
-----------     -----------     -----------     -----------     -----------     -----------
      7,596          65,335          77,228          67,056       1,169,859       1,841,790
-----------     -----------     -----------     -----------     -----------     -----------
    (17,275)         66,147          39,783          67,748         141,546       1,294,047
     75,081           8,934          68,304             556       5,125,491       3,831,444
-----------     -----------     -----------     -----------     -----------     -----------
$    57,806     $    75,081     $   108,087     $    68,304     $ 5,267,037     $ 5,125,491
===========     ===========     ===========     ===========     ===========     ===========

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Notes to Financial Statements

                         September 30, 2002 (Unaudited)

1. ORGANIZATION

The Manufacturers Life Insurance Company of New York Separate Account B (the "Account") is a separate account administered and sponsored by The Manufacturers Life Insurance Company of New York (the "Company"). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended (the "Act") and has fifty-eight active investment sub-accounts. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust (the "Trust") portfolio. The Trust is registered under the Act as an open-end management investment company, commonly known as a mutual fund, which does not transact with the general public. Instead, the Trust deals exclusively with insurance companies by providing the investment medium for variable contracts. The Account is a funding vehicle for the allocation of net premiums under single premium variable life and variable universal life insurance contracts (the "Contracts") issued by the Company.

The Company is a wholly owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") which in turn is an indirect, wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded stock life insurance company. Prior to 2002, the Company was a wholly owned subsidiary of The Manufacturers Life Insurance Company of North America ("MNA"). Effective January 1, 2002 MNA was merged with and into those of ManUSA.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)

1. ORGANIZATION (CONTINUED)

As the result of portfolio changes, the following sub-accounts of the Account have been renamed as follows:

   PREVIOUS NAME                    NEW NAME                 EFFECTIVE DATE
   -------------                    --------                 --------------
Mid Cap Blend Trust      Strategic Opportunities Trust         May 1, 2001

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of the Company:

                                                   COMMENCEMENT OF OPERATIONS OF
                                                         THE SUB-ACCOUNTS
                                                         ----------------
All Cap Value Trust                                         May 1, 2001
Capital Appreciation Trust                                  May 1, 2001
Capital Opportunities Trust                                 May 1, 2001
Financial Services Trust                                    May 1, 2001
Fundamental Value Trust                                     May 1, 2001
Health Sciences Trust                                       May 1, 2001
Mid Cap Growth Trust                                        May 1, 2001
Mid Cap Opportunities Trust                                 May 1, 2001
Mid Cap Value Trust                                         May 1, 2001
Quantitative Mid Cap Trust                                  May 1, 2001
Strategic Growth Trust                                      May 1, 2001
Telecommunications Trust                                    May 1, 2001
Utilities Trust                                             May 1, 2001

2. SIGNIFICANT ACCOUNTING POLICIES

Investments of each sub-account consist of shares in the respective portfolios of the Trust. These shares are stated at fair value and are calculated using the fair value of the investment securities underlying each Trust portfolio. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sale of investments are computed on the basis of the specifically identified cost of the investment sold.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition to the Account, a contract holder may also allocate funds to the fixed account contained within the Company's general account. Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the Company's general account has not been registered as an investment company under the Act.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the "Code"). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will periodically reassess this position taking into account changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from these estimates.




3. CONTRACT CHARGES

The Company deducts certain charges from gross premium before placing the remaining net premiums in the sub-account. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting and policy issue. Each month a deduction consisting of an administration charge, a charge for cost of insurance, a charge for mortality and expense risk, and charges for supplementary benefits is deducted from the policy value.

4. PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the nine month period ended September 30, 2002 were as follows:

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)

                                                     PURCHASES     SALES
                                                     ---------     -----
SUB-ACCOUNTS:
    Aggressive Growth Trust                         $   12,813    $   81,432
    All Cap Growth Trust                                31,214        38,818
    All Cap Value Trust                                 98,078        58,675
    Balanced Trust                                       5,591         1,121
    Blue Chip Growth Trust                             110,808        65,323
    Capital Appreciation Trust                           2,775           147
    Capital Opportunities Trust                          5,050           858
    Diversified Bond Trust                             142,775       175,524
    Dynamic Growth Trust                                 9,845         2,300
    Emerging Small Company Trust                         7,213        41,305
    Equity-Income Trust                                262,417        46,109
    Equity Index Trust                                   4,904         1,476
    Financial Services Trust                             4,208           644
    Fundamental Value Trust                             42,827         2,888
    Global Bond Trust                                    1,939           229
    Global Equity Trust                                 19,813        74,290
    Growth Trust                                        29,733       179,049
    Growth & Income Trust                               84,088       254,104
    Health Sciences Trust                               52,989        51,053
    High Yield Trust                                    10,661         3,803
    Income & Value Trust                                66,741         3,143
    International Index Trust                            1,647           133
    International Small Cap Trust                        4,120        37,185
    International Stock Trust                           11,766        47,645
    International Value Trust                            7,881         1,345
    Internet Technologies Trust                          6,746           800
    Investment Quality Bond Trust                       67,661        14,276
    Large Cap Growth Trust                             183,103       144,618
    Lifestyle Aggressive 1000 Trust                     11,761           588
    Lifestyle Balanced 640 Trust                         4,158           992
    Lifestyle Growth 820 Trust                          47,452        56,875
    Lifestyle Moderate 460 Trust                         1,819           143
    Mid Cap Growth Trust                                   287         2,232
    Mid Cap Index Trust                                 30,710         4,206
    Mid Cap Opportunities Trust                            668           191
    Mid Cap Stock Trust                                 12,928         3,184
    Mid Cap Value Trust                                 50,013         2,051
    Money Market Trust                               1,803,965       837,351
    Overseas Trust                                      10,817         7,338
    Pacific Rim Emerging Markets Trust                  11,739           245
    Quantitative Equity Trust                           15,891        95,508
    Quantitative Mid Cap Trust                              82            26
    Real Estate Securities Trust                       116,052         2,127
    Science and Technology Trust                        31,583        27,183

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)

4. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                     PURCHASES       SALES
                                                     ---------       -----
SUB-ACCOUNTS:
    Small Cap Index Trust                           $   28,876    $    3,769
    Small Company Blend Trust                           10,280         2,530
    Small Company Value Trust                           92,654        60,830
    Strategic Bond Trust                                38,437       162,658
    Strategic Growth Trust                               2,691           258
    Strategic Opportunities Trust                       34,962        52,269
    Tactical Allocation Trust                            5,637           515
    Telecommunications Trust                             2,080           497
    Total Return Trust                                 116,756         9,632
    Total Stock Market Index Trust                      50,333         4,414
    U.S. Government Securities Trust                    35,131        15,739
    U.S. Large Cap Value Trust                          18,160         5,570
    Value Trust                                         17,627         8,672
    500 Index Trust                                     93,515        16,286
                                                    ----------    ----------
                                                    $3,986,470    $2,712,172
                                                    ==========    ==========

5. FINANCIAL HIGHLIGHTS

                                                                                    FOR THE PERIOD ENDED
                                          AT SEPTEMBER 30, 2002                      SEPTEMBER 30, 2002
                                          ---------------------                      ------------------
                                                                                  INVESTMENT
                                                          UNIT          NET         INCOME         TOTAL
                                           UNITS         VALUE        ASSETS        RATIO*        RETURN**
                                           -----         -----        ------        ------        --------
SUB-ACCOUNTS:
  Aggressive Growth Trust                   12,849    $     7.09    $   91,149            --        -28.90%
  All Cap Growth Trust                       8,947          7.04        62,981            --        -28.20%
  All Cap Value Trust                       14,223          7.92       112,670            --        -37.19%
  Balanced Trust                             1,199          6.39         7,666          1.87%       -19.41%
  Blue Chip Growth Trust                    22,020          6.83       150,474            --        -29.56%
  Capital Appreciation Trust                   306          7.47         2,287            --        -32.74%
  Capital Opportunities Trust                  556          7.16         3,979            --        -33.08%
  Diversified Bond Trust                    22,763         12.37       281,543          4.39%         4.74%
  Dynamic Growth Trust                       8,869          3.38        29,941            --        -29.20%
  Emerging Small Company Trust               5,223          8.16        42,640            --        -36.99%
  Equity-Income Trust                       24,579          9.16       225,267          1.49%       -20.43%
  Equity Index Trust                         1,303          6.62         8,627          0.81%       -28.36%
  Financial Services Trust                     630          8.93         5,626            --        -23.21%
  Fundamental Value Trust                    3,919          9.26        36,284          0.05%        21.07%
  Global Bond Trust                            190         10.90         2,065            --         14.37%
  Global Equity Trust                        6,697          7.19        48,152          1.30%       -24.01%
  Growth Trust                              20,070          5.30       106,322            --        -30.90%
  Growth & Income Trust                     27,023          6.51       175,773          0.55%       -30.77%

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                                    FOR THE PERIOD ENDED
                                          AT SEPTEMBER 30, 2002                      SEPTEMBER 30, 2002
                                          ---------------------                      ------------------
                                                                                  INVESTMENT
                                                          UNIT          NET         INCOME         TOTAL
                                           UNITS         VALUE        ASSETS        RATIO*        RETURN**
                                           -----         -----        ------        ------        --------
SUB-ACCOUNTS:
  Health Sciences Trust                      3,710    $     9.70    $   35,997            --        -28.35%
  High Yield Trust                           6,023          8.26        49,760          7.79%       -10.50%
  Income & Value Trust                       6,098          8.58        52,341          2.14%       -23.98%
  International Index Trust                    172          6.85         1,176            --        -21.71%
  International Small Cap Trust              5,975          7.26        43,386            --        -17.61%
  International Stock Trust                  9,141          6.15        56,163          0.46%       -25.25%
  International Value Trust                  1,364          8.33        11,369          0.70%       -23.76%
  Internet Technologies Trust                3,975          1.91         7,593            --        -49.60%
  Investment Quality Bond Trust              9,406         12.51       117,671          5.29%         7.80%
  Large Cap Growth Trust                    31,760          6.25       198,349          0.39%       -27.09%
  Lifestyle Aggressive 1000 Trust            1,182          6.83         8,072          0.46%       -26.16%
  Lifestyle Balanced 640 Trust                 306          9.20         2,812          0.77%       -15.12%
  Lifestyle Growth 820 Trust                 4,477          7.95        35,577          2.18%       -21.39%
  Lifestyle Moderate 460 Trust                 153         10.14         1,553          2.13%        -7.67%
  Mid Cap Growth Trust                       8,062          6.63        53,454            --        -36.68%
  Mid Cap Index Trust                        4,463         10.56        47,152          0.01%       -19.73%
  Mid Cap Opportunities Trust                   62          7.03           437            --        -33.62%
  Mid Cap Stock Trust                        3,462          7.75        26,833            --        -28.04%
  Mid Cap Value Trust                        3,893         11.07        43,075            --        -15.47%
  Money Market Trust                       147,529         11.57     1,706,597          0.91%         0.91%
  Overseas Trust                             3,187          6.56        20,902          0.45%       -23.55%
  Pacific Rim Emerging Markets Trust         1,153          8.61         9,932          0.05%       -11.48%
  Quantitative Equity Trust                 16,116          6.38       102,868          0.31%       -33.73%
  Quantitative Mid Cap Trust                     6          7.86            45            --        -22.94%
  Real Estate Securities Trust               9,735         12.28       119,567          3.32%         3.51%
  Science and Technology Trust              17,325          3.67        63,547            --        -50.43%
  Small Cap Index Trust                      3,012          8.82        26,580            --        -25.71%
  Small Company Blend Trust                  1,578          8.82        13,913          0.14%       -30.03%
  Small Company Value Trust                 10,495         10.70       112,269          0.27%       -11.69%
  Strategic Bond Trust                      15,340         12.17       186,738          8.07%         4.56%
  Strategic Growth Trust                       315          7.10         2,240            --        -35.57%
  Strategic Opportunities Trust             16,544          5.87        97,049            --        -40.82%
  Tactical Allocation Trust                    548          7.45         4,084            --        -28.88%
  Telecommunications Trust                     456          3.80         1,734            --        -52.08%
  Total Return Trust                        11,777         15.85       186,691          2.72%         6.71%
  Total Stock Market Index Trust             6,782          7.29        49,407            --        -26.86%
  U.S. Government Securities Trust          14,021         12.69       177,886          3.91%         6.78%
  U.S. Large Cap Value Trust                 3,865          8.51        32,879          0.26%       -33.85%
  Value Trust                                6,785          8.52        57,806          0.72%       -29.79%
  500 Index Trust                           15,271          7.08       108,087            --        -28.54%

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)

5. FINANCIAL HIGHLIGHTS (CONTINUED)

* These ratios represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying Trust portfolio, net of management fees assessed by the Trust portfolio adviser, divided by the average net assets of the sub-account. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Trust portfolio in which the sub-accounts invest. It is the practice of the Trust, for income tax reasons, to declare dividends in April for investment income received in the previous calendar year for all sub-accounts of the Trust except the Money Market Trust which declares and reinvests dividends on a daily basis. Any dividend distribution received from a sub-account of the Trust is reinvested immediately, at net asset value, in shares of that sub-account and retained as assets of the corresponding sub-account so that the unit value of the sub-account is not affected by the declaration and reinvestment of dividends.

** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction in unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)




6. RELATED PARTY TRANSACTIONS

Manulife Financial Securities LLC, a registered broker-dealer and wholly owned subsidiary of ManUSA, acts as the principal underwriter of the Contracts pursuant to a distribution agreement with the Company. Registered representatives of either Manulife Financial Securities LLC or other broker-dealers having distribution agreements with Manulife Financial Securities LLC who are also authorized as variable life insurance agents under applicable state insurance laws sell the Contracts. Registered representatives are compensated on a commission basis.

These underwriting and distribution services had been performed by Manufacturers Securities Services LLC ("MSS") before January 1, 1002. MSS is also an indirect wholly owned subsidiary of MFC.

The Company utilizes various services provided by The Manufacturers Life Insurance ("MLI"), a subsidiary of MFC, and its affiliates. Such services include legal, personnel, marketing, investment accounting and other corporate services. Pursuant to an Administrative Services Agreement, and effective for 2001, all intercompany services, except for investment, are billed through ManUSA to the Company. Prior to 2001, such services were billed directly through MLI. Pursuant to an Investment Services Agreement, all investment services are billed directly by MLI to the Company.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)

7. SUBSEQUENT EVENT

As the result of portfolio changes, the following sub-accounts of the Account will be renamed as follows:

PREVIOUS NAME                   NEW NAME                    EFFECTIVE DATE
-------------                   --------                    --------------
 Growth Trust              All Cap Core Trust              November 25, 2002

AUDITED FINANCIAL STATEMENTS

The Manufacturers Life Insurance Company of New York
Years ended December 31, 2001, 2000 and 1999

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                          AUDITED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                    CONTENTS

Report of Independent Auditors........................................1

Audited Financial Statements

Balance Sheets........................................................2
Statements of Income..................................................3
Statements of Changes in Shareholder's Equity.........................4
Statements of Cash Flows..............................................5
Notes to Financial Statements.........................................6

                         Report of Independent Auditors


The Board of Directors and Shareholder
The Manufacturers Life Insurance Company of New York

We have audited the accompanying balance sheets of The Manufacturers Life Insurance Company of New York ("the Company") as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                      /s/ ERNST & YOUNG LLP


Boston, Massachusetts
February 28, 2002

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

BALANCE SHEETS

AS AT DECEMBER 31
ASSETS ($ thousands)                                                      2001             2000
---------------------------------------------------------------------------------------------------
INVESTMENTS:
   Fixed-maturity securities available-for-sale, at fair value
   (amortized cost: 2001,$110,293; 2000, $114,333)                   $   112,479       $   114,188
   Investment in unconsolidated affiliate                                    200               200
   Policy loans                                                            4,220             2,320
   Short-term investments                                                134,652            48,200
---------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                    $   251,551       $   164,908
---------------------------------------------------------------------------------------------------

Accrued investment income                                                  3,836             3,277
Deferred acquisition costs                                                88,825            59,605
Federal income tax recoverable from affiliates                             1,275             1,000
Other assets                                                                 596               518
Receivable for undelivered securities                                         --             6,700
Due from reinsurers                                                        4,154             1,338
Separate account assets                                                1,216,380         1,165,991
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         $ 1,566,617       $ 1,403,337
===================================================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY ($ thousands)
---------------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                             $   238,377       $   129,889
   Payable to affiliates                                                   5,200             3,079
   Deferred income taxes                                                   6,009             6,129
   Cash overdraft                                                            672             1,312
   Other liabilities                                                       9,454             7,307
   Separate account liabilities                                        1,216,380         1,165,991
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    $ 1,476,092       $ 1,313,707
---------------------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY:
   Common stock                                                      $     2,000       $     2,000
   Additional paid-in capital                                             72,706            72,706
   Retained earnings                                                      15,466            15,435
   Accumulated other comprehensive income (loss)                             353              (511)
---------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                           $    90,525       $    89,630
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                           $ 1,566,617       $ 1,403,337
===================================================================================================


The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF INCOME


FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                                         2001            2000            1999
-------------------------------------------------------------------------------------------------------------
REVENUES:

     Fees from separate accounts and policyholder liabilities       $ 21,457        $ 19,151        $ 14,670
     Premiums                                                             43             258             175
     Net investment income                                            20,415          21,054          16,944
     Net realized investment gains (losses)                              730          (1,319)           (222)
-------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                       $ 42,645        $ 39,144        $ 31,567
-------------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES:

     Policyholder benefits and claims                               $ 10,062        $ 10,336        $  6,613
     Amortization of deferred acquisition costs                       10,597           7,770           4,287
     Other insurance expenses                                         22,555          14,772          11,834
-------------------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                         $ 43,214        $ 32,878        $ 22,734
-------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                                   $   (569)       $  6,266        $  8,833
-------------------------------------------------------------------------------------------------------------
INCOME TAX (BENEFIT) EXPENSE                                        $   (600)       $   (222)       $  3,095
-------------------------------------------------------------------------------------------------------------
NET INCOME                                                          $     31        $  6,488        $  5,738
=============================================================================================================


The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY


                                                                                 ACCUMULATED
                                                                                    OTHER             TOTAL
                                    COMMON        ADDITIONAL       RETAINED     COMPREHENSIVE     SHAREHOLDER'S
($ thousands)                        STOCK      PAID-IN CAPITAL    EARNINGS      INCOME (LOSS)       EQUITY
---------------------------------------------------------------------------------------------------------------
Balance, January 1, 1999             $2,000         $72,706         $ 3,209         $ 1,452          $79,367
Comprehensive income (loss)              --              --           5,738          (3,896)           1,842
---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999           $2,000         $72,706         $ 8,947         $(2,444)         $81,209
---------------------------------------------------------------------------------------------------------------
Comprehensive income                     --              --           6,488           1,933            8,421
---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000           $2,000         $72,706         $15,435         $  (511)         $89,630
---------------------------------------------------------------------------------------------------------------
Comprehensive income                     --              --              31             864              895
---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001           $2,000         $72,706         $15,466         $   353          $90,525
===============================================================================================================


The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                                                  2001            2000            1999
----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                  $      31        $  6,488        $  5,738
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
     Amortization of bond discount and premium                                    516              79             585
     Net realized investment (gains) losses                                      (730)          1,319             222
     Provision for deferred income tax                                           (325)          1,454           1,857
     Amortization of deferred acquisition costs                                10,597           7,770           4,287
     Policy acquisition costs deferred                                        (41,137)        (17,673)        (15,604)
     Benefits to policyholders                                                 10,062          10,336           6,613
     Changes in assets and liabilities:
         Accrued investment income                                               (559)           (241)             37
         Federal income tax recoverable from affiliates                          (275)         (1,000)             --
         Other assets                                                             (78)            (62)          1,378
         Payable to affiliates                                                  2,121            (746)           (289)
         Other liabilities                                                      2,027           2,049           3,315
----------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                         $ (17,750)       $  9,773        $  8,139
----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                           $ 115,381        $109,657        $ 73,626
Fixed-maturity securities purchased                                          (111,208)        (99,945)        (78,960)
Net change in investment in unconsolidated affiliates                              --             (25)             --
Net change in short-term investments                                          (86,396)         (6,886)        (31,279)
Policy loans advanced, net                                                     (1,900)         (1,390)           (378)
Net change in receivable for undelivered securities                             6,700          (6,700)             --
----------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                           $ (77,423)       $ (5,289)       $(36,991)
----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net reinsurance consideration                                               $  (2,816)       $   (693)       $   (645)
Increase in account balances subject to reinsurance                             2,816             693             645
Deposits to policyholder funds                                                203,523          54,403          50,351
Net transfers to separate accounts from policyholder funds                    (84,067)        (47,167)        (12,246)
Return of policyholder funds                                                  (23,643)        (20,125)         (8,106)
----------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                             $  95,813        $(12,889)       $ 29,999
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
Increase (decrease) during the year                                         $     640        $ (8,405)       $  1,147
Balance (overdraft), beginning of year                                         (1,312)          7,093           5,946
---------------------------------------------------------------------------------------------------------------------
BALANCE, (OVERDRAFT), END OF YEAR                                           $    (672)       $ (1,312)       $  7,093
======================================================================================================================




The accompanying notes are an integral part of these financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001
                            (IN THOUSANDS OF DOLLARS)

1.       ORGANIZATION

         The Manufacturers Life Insurance Company of New York (the "Company") is a stock life insurance company, which was organized on February 10, 1992 under the laws of the State of New York. The New York Insurance Department ("the Department") granted the Company a license to operate on July 22, 1992. The Company is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America (hereinafter referred to as "MNA"), which in turn is, a wholly-owned subsidiary of Manulife-Wood Logan Holding Co., Inc. (hereinafter referred to as "MWLH"). MWLH is a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA"), which is in turn, an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("MLI"). MLI is a wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded company. MFC and its subsidiaries are known collectively as "Manulife Financial."

         The Company issues both individual and group annuity as well as individual life insurance contracts (collectively, "the contracts") in the State of New York. Amounts invested in the fixed portion of the contracts are allocated to the general account or a non-insulated separate account of the Company. Amounts invested in the variable portion of the contracts are allocated to the separate accounts of the Company. Each of these separate accounts invests in either the shares of various portfolios of the Manufacturers Investment Trust ("MIT"), a no-load, open-end investment management company organized as a Massachusetts business trust, or in various portfolios of open-end investment management companies offered and managed by unaffiliated third parties.

         Manufacturers Securities Services, LLC ("MSS"), an affiliate of the Company, is the investment advisor to MIT, the principal underwriter for the variable contracts, and exclusive distributor of all contracts issued by the Company. The Company has a 10% ownership in MSS, which is accounted for on the equity method. The Company's investment in MSS is $200 as at December 31, 2001.

2.       SIGNIFICANT ACCOUNTING POLICIES

     a)  BASIS OF PRESENTATION

         The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

     b)  INVESTMENTS

         The Company classifies all of its fixed-maturity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific-identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in accumulated other comprehensive income after adjustments for deferred acquisition costs and deferred taxes. The cost of fixed-maturity securities is adjusted for the amortization of premiums and accretion of discounts, which are calculated using the effective interest method. For the mortgage-backed bond portion of the fixed-maturity securities portfolio, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

         Policy loans are reported at aggregate unpaid balances, which approximate fair value.

         Short-term investments, which include investments with maturities of less than one year and greater than 90 days as at the date of acquisition, are reported at amortized cost, which approximates fair value.

     c)  CASH EQUIVALENTS

         The Company considers all liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

     d)  DEFERRED ACQUISITION COSTS ("DAC")

         Commissions and other expenses that vary with, and are primarily related to, the production of new business are deferred to the extent recoverable and included as an asset. Acquisition costs associated with annuity contracts and investment pension contracts are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. DAC associated with traditional non-participating individual insurance contracts is amortized over the premium-paying period of the related policies. Assuming the unrealized gains or losses on securities had been realized at year-end, DAC is adjusted for the impact on estimated future gross profits. The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, is immediately expensed.

     e)  POLICYHOLDER LIABILITIES AND ACCRUALS

         For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. For traditional non-participating life insurance policies, policyholder liabilities are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expenses, and interest rate yields that are applicable in the year of issue. The assumptions include a provision for adverse deviation.

     f)  SEPARATE ACCOUNTS

         Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to variable annuity and variable life contracts as well as for group pension business, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements. However, fees charged on separate account policyholder funds are included in revenue of the Company.

     g)  REVENUE RECOGNITION

         Fee income from separate accounts, annuity contracts and investment pension contracts consists of charges for mortality, expenses, and surrender and administration charges that have been assessed against the policyholder account balances. Premiums on traditional non-participating life insurance policies are recognized as revenue when due. Investment income is recorded on the accrual basis of accounting and is adjusted for any amortization of premiums or discount where applicable.

     h)  POLICYHOLDER BENEFITS AND CLAIMS

         Benefits for variable annuity and variable life contracts, for universal life insurance contracts and for investment pension contracts include interest credited to policyholder account balances and benefit claims incurred during the period in excess of policyholder account balances.

     i)  INCOME TAXES

         Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

     j)  RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform to the current year presentation.

3.       INVESTMENTS AND INVESTMENT INCOME

     a)  FIXED-MATURITY SECURITIES

         At December 31, 2001 and 2000, all fixed-maturity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value are summarized as follows:


                                                                         GROSS               GROSS
                                                                       UNREALIZED          UNREALIZED
         AS AT DECEMBER 31                  AMORTIZED     COST           GAINS               LOSSES                 FAIR VALUE
         ($ thousands)                         2001       2000        2001    2000       2001      2000          2001       2000
         -------------------------------------------------------------------------------------------------------------------------
         U.S. government                     $ 35,746   $ 39,529     $  409   $364      $(121)   $    (5)     $ 36,034   $ 39,888
         Corporate securities                  68,767     66,950      2,138    591       (370)    (1,076)       70,535     66,465

         Mortgage-backed securities             2,717      6,796         87      6         --        (26)        2,804      6,776
         Foreign governments                    3,063         --         45     --         (2)        --         3,106         --

         States/political subdivisions             --      1,058         --      1         --         --            --      1,059
         -------------------------------------------------------------------------------------------------------------------------
         TOTAL FIXED-MATURITY SECURITIES     $110,293   $114,333     $2,679   $962      $(493)   $(1,107)     $112,479   $114,188
         -------------------------------------------------------------------------------------------------------------------------


         Proceeds from sales of fixed-maturity securities during 2001 were $97,631 (2000, $54,082; 1999 $60,595). Gross gains of $871 and gross losses of $222 were realized on those sales (gross gains and losses were $245 and $1,550 for 2000; and $301 and $523 for 1999, respectively).

         The contractual maturities of fixed-maturity securities at December 31, 2001 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

         ($ thousands)                            AMORTIZED COST    FAIR VALUE
         -----------------------------------------------------------------------
         FIXED-MATURITY SECURITIES

            One year or less                          $ 24,142       $ 24,552
            Greater than 1; up to 5 years               35,670         36,847
            Greater than 5; up to 10 years              34,816         35,414
            Due after 10 years                          12,948         12,862
            Mortgage-backed securities                   2,717          2,804
         -----------------------------------------------------------------------
         TOTAL FIXED-MATURITY SECURITIES              $110,293       $112,479
         -----------------------------------------------------------------------


         Fixed-maturity securities with a fair value of $431 and $437 at December 31, 2001 and 2000, respectively, were on deposit with or in custody accounts on behalf of the Department to satisfy regulatory requirements.

      b) INVESTMENT INCOME

         Income by type of investment was as follows:


         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                     2001            2000         1999
         -----------------------------------------------------------------------
         Fixed-maturity securities       $ 6,305       $  7,910       $ 8,147
         Other invested assets             9,864         10,053         7,476
         Short-term investments            4,415          3,228         1,443
         -----------------------------------------------------------------------
         Gross investment income          20,584         21,191        17,066
         -----------------------------------------------------------------------
         Investment expenses                (169)          (137)         (122)
         -----------------------------------------------------------------------
         NET INVESTMENT INCOME           $20,415       $21,054        $16,944
         =======================================================================


         The Company includes income earned from its investment in MSS in the other invested assets category. Income earned from the Company's investment in MSS was $9,629, $9,970 and $7,453 for the years ended December 31, 2001, 2000, and 1999, respectively.

4.       COMPREHENSIVE INCOME

         Total comprehensive income was as follows:


         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                      2001       2000       1999
         --------------------------------------------------------------------------------
         --------------------------------------------------------------------------------
         NET INCOME                                        $   31     $6,488    $ 5,738
         --------------------------------------------------------------------------------
         OTHER COMPREHENSIVE INCOME, NET OF TAX:
           Unrealized holding gains (losses) arising
           during the year                                  1,339      1,076     (4,038)
             Less:
           Reclassification adjustment for realized
           gains (losses) included in net income              475       (857)      (142)
         --------------------------------------------------------------------------------
         Other comprehensive income (loss)                    864      1,933     (3,896)
         --------------------------------------------------------------------------------
         COMPREHENSIVE INCOME                              $  895     $8,421    $ 1,842
         ================================================================================


         Other comprehensive income is reported net of income tax expense (benefit) of $202, $293 and $(1,088) for 2001, 2000 and 1999, respectively.

5.       DEFERRED ACQUISITION COSTS

         The components of the change in DAC were as follows:


         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                  2001          2000          1999
         ---------------------------------------------------------------------------------
         Balance at January 1                        $ 59,605      $ 50,476      $ 36,831
         Capitalization                                41,137        17,673        15,604
         Amortization                                 (10,597)       (7,770)       (4,287)
         Effect of net unrealized (gains) losses
              on securities available-for-sale         (1,320)         (774)        2,328
         ---------------------------------------------------------------------------------
         BALANCE AT DECEMBER 31                      $ 88,825      $ 59,605      $ 50,476
         =================================================================================

6.       INCOME TAXES

         The components of income tax (benefit) expense were as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                     2001          2000          1999
         -----------------------------------------------------------------------
         Current (benefit) expense        $(275)       $(1,676)       $1,238
         Deferred (benefit) expense        (325)         1,454         1,857
         -----------------------------------------------------------------------
         TOTAL (BENEFIT) EXPENSE          $(600)       $  (222)       $3,095
         =======================================================================


         Included in the current benefit for 2000 is a $1,869 one-time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit resulting from the dividends received deduction was $420 and $560 for the years ended December 31, 2001 and 2000, respectively.

         Components of the Company's net deferred tax liability are as follows:


         AS AT DECEMBER 31
         ($ thousands)                                                 2001        2000
         ---------------------------------------------------------------------------------
         DEFERRED TAX ASSETS:
            Reserves                                                $  6,078     $   961
            Net operating loss carryforwards                           8,608       1,811
            Net capital loss carryforwards                                --         540
            Unrealized losses on securities available-for-sale            --         183
         ---------------------------------------------------------------------------------
         Gross deferred tax assets                                    14,686       3,495
            Valuation allowance                                           --        (171)
         ---------------------------------------------------------------------------------
         Net deferred tax assets                                      14,686       3,324
         ---------------------------------------------------------------------------------
         DEFERRED TAX LIABILITIES:
            Deferred acquisition costs                               (17,949)     (8,782)
            Unrealized gains on securities available-for-sale           (190)         --
            Other                                                     (2,556)       (671)
         ---------------------------------------------------------------------------------
         Total deferred tax liabilities                              (20,695)     (9,453)
         ---------------------------------------------------------------------------------
         NET DEFERRED TAX LIABILITY                                 $ (6,009)    $(6,129)
         =================================================================================

         As of December 31, 2000, the Company had unrealized capital losses in its available-for-sale portfolio. Under federal tax law, utilization of these capital losses, when realized, is limited to use as an offset against capital gains. The Company believed that it was more likely than not that it would be unable to realize the benefit of the full deferred tax asset related to the net unrealized capital losses. The Company had therefore established a valuation allowance for the amount in excess of the available capital gains. As of December 31, 2001 the Company has unrealized capital gains in its available-for-sale portfolio and it believes that it will realize the full benefit of its deferred tax assets.

         The Company participates as a member of the MWLH-affiliated group, filing a consolidated federal income tax return. The Company files a separate State of New York return. The method of allocation between the companies is subject to a tax-sharing agreement under which the tax liability is allocated to each member of the group on a pro rata basis based on the relationship that the member's tax liability charge to the Company will not be more than the Company would have paid on a separate-return basis. Settlements of taxes are made periodically with the parent.

         For 2001, the Company neither received a refund nor made a payment in regards to income taxes. The Company received refunds of $420 and $719 in 2000 and 1999, respectively.

         At December 31, 2001, the Company has operating loss carryforwards of $24,596 that begin to expire in 2015.

7.       SHAREHOLDER'S EQUITY

         The Company has one class of common stock:

         AS AT DECEMBER 31
         ($ thousands)                                        2001        2000
         -----------------------------------------------------------------------
         AUTHORIZED, ISSUED AND OUTSTANDING:
             2,000,000 Common shares, par value $1           $2,000      $2,000
         -----------------------------------------------------------------------


         The maximum amount of dividends that may be paid by life insurance companies without prior approval of the New York Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations on a statutory basis.

         The aggregate statutory capital and surplus of the Company at December 31, 2001 was $34,354 (2000, $60,485). The aggregate statutory net
         (loss) income of the Company for the year ended 2001 was $(25,602) (2000, $(3,010); 1999, $932). State regulatory authorities prescribe statutory accounting practices that differ in certain respects from GAAP in the United States followed by stock life insurance companies. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, non-admitted asset balances, and reserves.

8.       REINSURANCE

         At December 31, 2001, the Company has treaties with thirteen reinsurers, twelve unaffiliated and one affiliated, to reinsure any face amounts in excess of $100 for all individual life insurance products. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations. To date, there has been one recovery accrued under these agreements; a recovery of $2,900 on a $3,000 death claim.

         At December 31, 2001, the Company has deferred stop loss reinsurance agreements with two unaffiliated reinsurers to cover a portion of the risk associated with variable annuity minimum death benefit guarantee claims. The Company paid $750 and $395 in reinsurance premiums for the years ended December 31, 2001 and 2000, respectively. The agreements have a term of fifteen years, at the end of which a settlement will be made. The Company has accounted for these agreements using the deposit method.

9.       RELATED-PARTY TRANSACTIONS

         The Company utilizes various services provided by MLI and its affiliates. Such services include legal, personnel, marketing, investment accounting, and other corporate services. Pursuant to an Administrative Services Agreement and effective for 2001, all intercompany services, except for investment, are billed through ManUSA to the Company. Prior to 2001, such services were billed directly through MLI. Pursuant to an Investment Services Agreement, all investment services are billed directly by MLI to the Company. For the years ended December 31, 2001, 2000, and 1999, the Company was billed administrative and investment service expenses of $17,857, $12,633, and $10,781 respectively from the MLI group of affiliated companies. At December 31, 2001 and 2000, the Company had a net liability to the MLI group of affiliated companies of $4,730 and $3,084 respectively for the services provided.

         Underwriting commissions are paid to MSS. For the years ended December 31, 2001, 2000, and 1999, the Company was billed underwriting commissions of $31,981, $18,336, and $15,388 respectively. At December 31, 2001, the Company had a net liability of $470 for the services provided. At December 31, 2000, the Company had a net receivable of $5 for the services provided. In addition, the Company has a receivable from MSS relating to distributions of $1,092 and $967, which are included in accrued investment income at December 31, 2001 and 2000, respectively.

10.      EMPLOYEE BENEFITS


      a) RETIREMENT PLAN

         The Company participates in a non-contributory pension plan, which is sponsored by the Company's indirect parent ManUSA. "The Manulife Financial U.S. Cash Balance Plan" ("the Plan") provides benefits to participants who have three years of vesting service with the Company. Such benefits are a function of the length of service with the Company as well as the final average earnings of the participant. The normal form of payment under the Plan is a life annuity, payable at the normal retirement age of 65, and is actuarially equivalent to the cash balance account. Various optional forms of payment are available including a lump sum. Early retirement benefits are actuarially equivalent to the cash balance account, but are subsidized for participants who were age 45 with 5 or more years vesting service with the Company as at July 1, 1998 and who terminate employment after attaining age 50 and have completed 10 years of service.

         Cash balance accounts are credited annually with contribution credits and semi-annually with interest credits. Future contribution credits under the Plan vary based on service. Interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year.

         Actuarial valuation of accumulated plan benefits are based on projected salaries, an assumed discount rate, and best estimates of investment yields on plan assets, mortality of participants, employee termination, and ages at retirement. Pension costs that relate to current service are funded as they accrue and are accounted for by the plan sponsor in the current period. Vested benefits are fully funded. Experience gains and losses are amortized into income of the sponsor over the estimated average remaining service lives of the participants. No contributions were made during the current or prior year because the Plan was subject to the full funding limitation under the Internal Revenue Code.

         At December 31, 2001, the projected benefit obligation to the participants of the Plan was $56,235 (2000, $51,854), which was based on an assumed interest rate of 7.25% (2000, 7.25%). The fair value of the Plan assets totaled $71,642 (2000, $80,982).

      b) 401(K) PLAN

         The Company participates in a defined contribution 401(k) Savings Plan sponsored by ManUSA. This plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The costs associated with the Plan were charged to the Company and were not material.

      c) OTHER POSTRETIREMENT BENEFIT PLAN

         In addition to the above plans, the Company participates in the postretirement benefit plan as sponsored by ManUSA. This plan provides retiree medical and life insurance benefits to those who have attained age 50 and have 10 or more years of service with the Company. It provides the medical coverage for retirees and spouses under age 65. When the retirees or the covered spouses reach age 65, Medicare provides primary coverage and this plan provides secondary coverage. This plan is contributory with the amount of contribution based on the service of the employees as at the time of retirement. This plan provides the retiree with a life insurance benefit of 100% of the salary just prior to retirement. The amount is reduced to 65% on the first of January following retirement, and is further reduced to 30% at age 70.

         The postretirement benefit cost of the Company, which includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains / losses arising from differences between actuarial assumptions and actual experience is accounted for by the plan sponsor, ManUSA. This plan is unfunded.

         Retirees who retired prior to July 1, 2001, or active participants who had attained age 50 and had completed 10 years of service with the Company as of July 1, 2001, were grandfathered and can elect to benefit from either the current plan or the prior plan at retirement.

11.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values and estimated fair values of the Company's financial instruments at December 31 were as follows:


                                                             2001                          2000
                                                   -------------------------------------------------------
                                                    CARRYING        FAIR         CARRYING         FAIR
                                                      VALUE         VALUE          VALUE          VALUE
                                                   -------------------------------------------------------
         Assets:
         Fixed-maturity securities                 $  112,479    $  112,479     $  114,188     $  114,188
         Policy loans                                   4,220         4,220          2,320          2,320
         Short-term investments                       134,652       134,652         48,200         48,200
         Separate account assets                    1,216,380     1,216,380      1,165,991      1,165,991

         Liabilities:
         Policyholder liabilities and accruals     $  234,223    $  223,693     $  128,551     $  124,592
         Cash overdraft                                   672           672          1,312          1,312
         Separate account liabilities               1,216,380     1,216,380      1,165,991      1,165,991

         The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments;

         Fixed-Maturity Securities: Fair values for fixed-maturity securities are obtained from an independent pricing service.

         Policy Loans: Carrying values approximate fair values.

         Short-Term Investment and Cash Overdraft: Carrying values approximate fair values.

         Separate Account Assets and Liabilities: The carrying values in the balance sheet for separate account assets and liabilities approximate their fair values.

         Policyholder Liabilities and Accruals: Fair values of the Company's liabilities under contracts not involving significant mortality risk are estimated to be the cash surrender value or the cost the Company would incur to extinguish the liability. Amounts are presented net of reinsurance.

12.      LEASES

         The Company leases office space under various operating lease agreements, which will expire between 2002 and 2005. For the years ended December 31, 2001, 2000 and 1999 the Company incurred rent expense of $311, $248 and $166, respectively.

         The minimum lease payments associated with the office space under the operating lease agreements are as follows:

         YEAR ENDED             MINIMUM LEASE PAYMENTS
         ---------------------------------------------
           2002                         $298
           2003                          279
           2004                          242
           2005                          154
                                ----------------------
         TOTAL                          $973
         =============================================

13.      BORROWED MONEY

         At the beginning of 2001, the Company had an unsecured line of credit with State Street Bank and Trust in the amount of $5,000, which had an interest rate that varied with changes in the bank's money market rate. This line of credit was discontinued during the year. There were no outstanding advances under the line of credit at December 31, 2000.

14.      CAPITAL MAINTENANCE AGREEMENTS

         Pursuant to a capital maintenance agreement and subject to regulatory approval, MLI has agreed to maintain the Company's statutory capital and surplus at a specified level and to ensure that sufficient funds are available for the timely payment of contractual obligations.

15.      CONTINGENCIES

         The Company is subject to various lawsuits that have arisen in the course of its business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

16.      CODIFICATION

         In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company use to prepare their statutory-basis financial statements. The State of New York adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the Company. In total, statutory-basis surplus of the Company increased by $17.

17.      SUBSEQUENT EVENT

         Effective January 1, 2002, the parent company, MNA, was merged with and into ManUSA. As well, the indirect parent company, MWHL, was liquidated into ManUSA. ManUSA will undertake all future operations of MNA.

         Effective January 1, 2002, MSS is no longer the exclusive distributor of all contracts issued by the Company. This service is now exclusively offered by Manulife Financial Securities, LLC, a wholly-owned subsidiary of ManUSA.

                                    PART II.
                                OTHER INFORMATION

                                    PART II.
                               OTHER INFORMATION

UNDERTAKINGS

Undertaking to File Reports.

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940, as amended

The Manufacturers Life Insurance Company of New York (the "Corporation") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Corporation.

Rule 484 Undertaking.

Article 10 of the Charter of the Corporation provides as follows:

TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Article VII of the By-laws of the Corporation provides as follows:

Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or , if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, of its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

      The facing sheet;
      Cross-Reference Sheet;
      The Prospectus, consisting of __ pages;
      Undertaking to file reports;
      Representation pursuant to Section 26 of the Investment Company Act of 1940, as amended;
      Rule 484 Undertaking;
      The signatures;
      Written consents of the following persons:


                    Naveed Irshad, FSA, MAAA, FCIA Filed Herewith
                    Ernst & Young, LLP (Boston, MA) - Filed Herewith Ernst & Young, LLP (Philadelphia, PA) Filed Herewith

The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

A(1) Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I. Incorporated by reference to Exhibit A(1) to the initial registration statement on Form S-6 filed by FNAL Variable Life Account I on August 8, 1997 (File No. 333-33351).

A(2)        Not applicable.

A(3)(a) Underwriting and Distribution Agreement between The Manufacturers Life Insurance Company of New York (Depositor) and Manufacturers Financial Securities LLC(Underwriter - Incorporated by reference to Exhibit A(3)(a) to post-effective amendment no. #2 to the registration statement on Form S-6 filed on March 1, 2002 (333-69987) ("Post-Effective Amendment No. 2)

A(3)(b) Selling Agreement between The Manufacturers Life Insurance Company of New York, Manufacturers Financial Securities LLC, Selling Broker Dealers and General Agent - Incorporated by reference to Exhibit A(3)(b) to Post-Effective Amendment no. #2.

A(3)(c)     Not applicable.

A(4)        Not applicable.


A(5)        Form of Flexible Premium Variable Life Insurance Policy. Filed
            Herewith


A(6)(a)(i)  Declaration of Intention and Charter of First North American Life
            Assurance Company. Incorporated by reference to Exhibit (b)(6)(a)(i) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

A(6)(a)(ii) Certificate of amendment of the Declaration of Intention and Charter of First North American Life Assurance Company. Incorporated by reference to Exhibit (b)(6)(a)(ii) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

A(6)(a)(iii) Certificate of amendment of the Declaration of Intention and
            Charter of The Manufacturers Life Insurance Company of New York. Incorporated by reference to Exhibit (b)(6)(a)(iii) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

A(6)(b) By-Laws of The Manufacturers Life Insurance Company of New York. Incorporated by reference to Exhibit (b)(6)(b) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

A(7)        Not applicable.

A(8)(a) Form of Reinsurance Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (USA). Incorporated by reference to Exhibit A(8)(a) to pre-effective amendment no. 1 to the Registration

            Statement on Form S-6 filed by The Manufacturers Life Insurance Company of New York Separate Account B on March 17, 1998 (File No. 333-33351).

A(8)(b) Administrative Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(8)(b) to Post-Effective Amendment No. 2.

A(8)(c) Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company. Incorporated by reference to Exhibit A(8)(c) to pre-effective amendment no. 1 to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of New York Separate Account B on March 17, 1998 (File No. 333-33351).

A(9)        Not applicable.

A(10)       Form of Application for Flexible Premium Variable Life Insurance
            Policy.

2.          Consents of the following:


            A. Opinion and consent of Kim Ciccarelli., Secretary and Counsel of The Manufacturers Life Insurance Company of New York. Filed Herewith



            B. Consent of Naveed Irshad, FSA, MAAA, FCIA, AVP & Pricing Actuary of The Manufacturers Life Insurance Company of New York - Filed Herewith



            C.          Consent of Ernst & Young, LLP (Boston, MA)- Filed
                  Herewith



            D.    Consent of Ernst & Young, LLP (Philadelphia, PA)- Filed
                  Herewith



3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4.          Not applicable.

5.          Not applicable.


6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Filed Herewith


    7. (a) Power of Attorney. Incorporated by reference to Exhibit (b)(14) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

            (b) Power of Attorney, Bradford J. Race Jr. - Incorporated by reference to Exhibit 7(a) to Post-Effective Amendment No. 2.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933 the registrant, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B, and the depositor, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK, have duly caused this AMENDED registration statement to be signed on their behalf by the undersigned thereunto duly authorized, in the city of Boston, and Commonwealth of Massachusetts, on the 16th day of December, 2002.


                                        THE MANUFACTURERS LIFE INSURANCE COMPANY
                                          OF NEW YORK SEPARATE ACCOUNT B
                                          (Registrant)

                                        By: THE MANUFACTURERS LIFE INSURANCE
                                            COMPANY OF NEW YORK
                                            (Depositor)


                                        By:/s/James D. Gallagher
                                           ---------------------
                                              James D. Gallagher
                                              President

Attest


/s/Kim Ciccarelli
-----------------
Kim Ciccarelli
Secretary

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities indicated on this 16th day of December, 2002.



NAME                                                                    TITLE
----                                                                    -----
/s/James D. Gallagher                                                   Director and President
---------------------                                                   (Principal Executive
James D. Gallagher                                                      Officer)

*                                                                       Director
---------------------
John D. DesPrez, III

*                                                                       Director
---------------------
Ruth Ann Flemming

*                                                                       Director
---------------------
Neil M. Merkl

*                                                                       Director
---------------------
Thomas Borshoff

*                                                                       Director
---------------------
James R. Boyle

*                                                                       Director
---------------------
Bruce Avedon

*                                                                       Director
---------------------
James O'Malley

*                                                                       Director
---------------------
Robert Cook

*                                                                       Director
---------------------
Bradford J. Race Jr.


/s/David W. Libbey                                                      Treasurer (Principal
---------------------                                                   Financial and Accounting
David W. Libbey                                                         Officer)



*By:   /s/David W. Libbey
       ------------------
       David W. Libbey
       Attorney-in-Fact Pursuant
       to Powers of Attorney


NYSVUL 2003 [PRE-EFF#1]

                                  EXHIBIT INDEX


Exhibit No. Description
----------- -----------
A(5)        Form of Flexible Premium Survivorship Variable Life Insurance Policy.

2.          Consents of the following:

            A.    Opinion and consent of Kim Ciccarelli., Secretary and
                  Counsel of the Manufacturers Life Insurance Company of
                  New York.

            B.    Consent of Naveed Irshad, FSA, MAAA, FCIA, AVP & Pricing
                  Actuary of the Manufacturers Life Insurance Company of
                  New York

            D.          Consent of Ernst & Young, LLP (Boston, MA)

            D.    Consent of Ernst & Young, LLP (Philadelphia, PA)

6.          Memorandum Regarding Issuance, Face Amount Increase, Redemption and
            Transfer Procedures for the Policies.